NEAR TECHNOLOGY CORPORATION
)08 ANNUAL REPORT


08061390

Analog Excellence

THE CONTINUING OPPORTUNITY >

QUARTERLY FINANCIAL HIGHLIGHTS

REVENUE
(Quarterly)
($ in millions)



256
265
279
293
2006
292
268
255
268
2007
281
289
298
307
2008

OPERATING INCOME
(Quarterly)
($ in millions)



131
136
146
151
2006
147
130
120
127
2007
137
141
146
145
2008

DILUTED EARNINGS PER SHARE
(Quarterly)
(cents)



.31
.33
.35
.37
2006
.37
.34
.32
.36
2007
.40
.41
.44
.46
2008

FINANCIAL ANALYSIS (Year ended June 29, 2008)

Profitability:	Diluted Earnings per Share	$1.71	**Liquidity:**	Quick Ratio	6.4
	Operating Margin	48.4%		Current Ratio	7.1
	Return on Assets	27.7%	**Asset Turns:**	Inventory Turns	5.0
	Return on Sales	33.0%		Sales/Fixed Assets (ROI)	4.5
			Cash Flow:*	As a % of Revenues	36.8%

* Excludes common stock repurchases.

2008 ANNUAL FINANCIAL HIGHLIGHTS


807
1050
1093
1083
1175
04 05 06 07 08

REVENUES
($ in millions)


328
434
429*
412* **
388* **
04 05 06 07 08

NET INCOME
($ in millions)


437
590
564*
524*
569*
04 05 06 07 08

OPERATING INCOME
($ in millions)

$ in thousands, except per share amounts	2008 * **	2007 * **	2006 *	2005	2004
Net Revenues	**$ 1,175,153**	$ 1,083,078	$ 1,092,977	$ 1,049,694	$ 807,281
Operating Income	**568,664**	524,318	563,950	589,629	436,730
Net Income	**387,613**	411,675	428,680	433,974	328,171
Return on Sales	**33.0%**	38.0%	39.2%	41.3%	40.7%
Diluted Earnings Per Share	**1.71**	1.39	1.37	1.38	1.02
Cash and Short-Term Investments	**966,701**	633,307	1,819,587	1,790,912	1,656,540
Working Capital	**1,070,382**	681,235	1,840,310	1,799,570	1,629,481
Total Assets	**1,583,889**	1,218,857	2,390,895	2,286,234	2,087,703
Long-Term Debt	**1,700,000**	1,700,000	-	-	-
Stockholders' (Deficit) Equity	**(433,918)**	(707,965)	2,104,498	2,007,034	1,810,605

* Results include the impact of all forms of stock-based compensation as a result of the Company implementing Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

** Results include the impact of the Accelerated Stock Repurchase transaction that the Company entered into during the fourth quarter of fiscal year 2007.

KEY MARKETS

MARKET DIVERSITY »

Linear Technology's strength is its diversity—in products, geographic penetration and markets. Our high performance analog products have a broad range of applications, spanning industrial applications in factory automation and medical systems, to cellular basestations and network routers, automotive systems for navigation, safety and engine control, to satellites and the most advanced cell phones.



Cursors
Digital
Invert













Panasonic





100
100
-50
-50
0
3.0
16.5
19.5
18.5
19.0
17
18
19
20
21

LINEAR TECHNOLOGY CORPORATION

Notice of Annual Meeting of Stockholders
To Be Held on November 5, 2008

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Linear Technology Corporation, a Delaware corporation (the "Company"), will be held on November 5, 2008 at 3:00 p.m., local time, at the Company's principal executive offices, located at 720 Sycamore Drive, Milpitas, California 95035, for the following purposes:

1. To elect five (5) directors to serve until the next Annual Meeting of Stockholders and until their successors are elected.

2. To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending June 28, 2009.

3. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record of the Company's common stock at the close of business on September 8, 2008, the record date, are entitled to notice of and to vote at the Annual Meeting and any adjournment thereof.

Pursuant to new rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials over the Internet. Accordingly, the Company will mail, on or about September 25, 2008, a Notice of Internet Availability of Proxy Materials to stockholders of record and beneficial owners at the close of business on September 8, 2008. On the date of mailing of the Notice of Internet Availability of Proxy Materials, all stockholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the Notice of Internet Availability of Proxy Materials. These proxy materials will be available free of charge.

The Notice of Internet Availability of Proxy Materials will identify the website where the proxy materials will be made available; the date, time and location of the Annual Meeting; the matters to be acted upon at the meeting and the Board of Directors' recommendation with regard to each matter; a toll-free telephone number, an e-mail address, and a website where stockholders can request a paper or e-mail copy of the Proxy Statement, our Annual Report to stockholders and a form of proxy relating to the Annual Meeting; information on how to access the form of proxy; and information on how to obtain directions to attend the meeting and vote in person.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Annual Meeting may vote in person even if such stockholder has returned a proxy card.

FOR THE BOARD OF DIRECTORS

/s/ Paul Coghlan

Paul Coghlan
Secretary

Milpitas, California
September 23, 2008

YOUR VOTE IS IMPORTANT.

PLEASE VOTE OVER THE INTERNET OR BY TELEPHONE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. IF YOU RECEIVED A PAPER PROXY CARD AND VOTING INSTRUCTIONS BY MAIL, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

LINEAR TECHNOLOGY CORPORATION

PROXY STATEMENT
FOR
2008 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION
AND VOTING

General

The enclosed Proxy Statement is solicited on behalf of the Board of Directors of Linear Technology Corporation, a Delaware corporation (the "Company"), for use at the Annual Meeting of Stockholders to be held on November 5, 2008, at 3:00 p.m., local time, or at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's principal executive offices, located at 720 Sycamore Drive, Milpitas, California 95035. The telephone number at that location is (408) 432-1900.

These proxy solicitation materials and the Company's Annual Report to Stockholders for the year ended June 29, 2008, including financial statements, were mailed on or about September 25, 2008 to all stockholders entitled to vote at the Annual Meeting.

Record Date and Voting Securities

Stockholders of record at the close of business on September 8, 2008 (the "Record Date") are entitled to notice of and to vote at the meeting. As of the Record Date, 225,606,559 shares of the Company's common stock, par value $0.001, were issued and outstanding. No shares of preferred stock are outstanding.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company (Attention: Paul Coghlan, Vice President of Finance and Chief Financial Officer) a written notice of revocation or a duly executed proxy card bearing a later date or by attending the Annual Meeting and voting in person.

Voting Rights and Solicitation of Proxies

On all matters other than the election of directors, each share has one vote. Each stockholder voting for the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected (which number is currently set at five) multiplied by the number of shares held by such stockholder, or may distribute such stockholder's votes on the same principle among as many candidates as the stockholder may select. However, no stockholder will be entitled to cumulate votes unless a stockholder has, prior to the voting, given notice at the meeting of the stockholder's intention to cumulate votes. If any stockholder gives such notice, all stockholders may cumulate their votes for the election of directors. In the event that cumulative voting is invoked, the proxy holders will have the discretionary authority to vote all proxies received by them in such a manner as to ensure the election of as many of the Board of Directors' nominees as possible.

The Company will bear the cost of soliciting proxies. Solicitation of proxies by mail may be supplemented by one or more of telephone, telegram, facsimile, e-mail or personal solicitation by directors, officers or regular employees of the Company. No additional compensation will be paid to these persons for these services. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to beneficial owners.

Quorum; Abstentions; Broker Non-Votes

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the Inspector of Elections (the "Inspector"). The Inspector will also determine whether or not a quorum is present. Except in certain specific circumstances or as discussed below, the affirmative vote of a majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present is required under Delaware law and the Company's Bylaws for approval of proposals presented to stockholders. A quorum consists of the presence, in person or by proxy, of a majority of shares of the Company's common stock entitled to vote.

When proxies are properly dated, executed and returned, the shares represented by those proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted as recommended by the Board of Directors. If any other matters are properly presented for consideration at the Annual Meeting, the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. The Company does not currently anticipate that any other matters will be raised at the Annual Meeting.

Pursuant to Delaware law, the Inspector will include shares that are voted "WITHHELD" or "ABSTAIN" on a particular matter among the shares present and entitled to vote for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting generally, and also among the shares voting on that particular matter (the "Votes Cast"). Broker non-votes on a particular matter will be counted for purposes of determining the presence of a quorum, but will not be counted for purposes of determining the number of "Votes Cast" with respect to the matter on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the determination as to whether the requisite approval has been obtained with respect to a particular matter.

Deadline for Receipt of Stockholder Proposals

Stockholders are entitled to present proposals for action at a forthcoming Annual Meeting of Stockholders if they comply with the requirements of the Company's Bylaws and the proxy rules established by the SEC. Stockholders' proposals that are to be submitted for inclusion in the Company's proxy statement and form of proxy card for next year's Annual Meeting must be received by the Company no later than 120 days prior to the one year anniversary date of the mailing of this Proxy Statement. Assuming a mailing date of September 25, 2008 for this Proxy Statement, the deadline for stockholder proposals for next year's Annual Meeting will be May 28, 2009.

In addition, under the Company's Bylaws, a stockholder wishing to make a proposal at next year's Annual Meeting, including nominating someone other than management's slate of nominees for election to the Board of Directors, must submit that proposal to the Company not less than 90 days prior to the meeting (or, if the Company gives less than 100 days notice of the meeting, then within 10 days after that notice). The Company may refuse to acknowledge any proposal not made in compliance with the foregoing procedure.

The attached proxy card grants the proxy holders discretionary authority to vote on any matter raised at this year's Annual Meeting. In addition, assuming a mailing date of September 25, 2008 for this Proxy Statement, the proxy holders at next year's Annual Meeting will have similar discretionary authority to vote on any matter that is submitted to the Company after August 11, 2009.

Internet and Electronic Availability of Proxy Materials

In accordance with rules and regulations recently adopted by the SEC, instead of mailing a printed copy of the Company's proxy materials to all stockholders entitled to vote at the Annual Meeting, the Company is furnishing the proxy materials to its stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice of Internet Availability. These proxy materials will be available free of charge.

The Company expects to mail the Notice of Internet Availability on or about September 25, 2008, to all stockholders entitled to vote at the Annual Meeting. On the date of mailing of the Notice of Internet Availability, all stockholders and beneficial owners will have the ability to access all of the Company's proxy materials on a website referred to in the Notice of Internet Availability.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

The Company's Bylaws currently provide for a Board of five directors. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's five nominees named below, all of whom are currently directors of the Company. In the event that any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any substitute nominee who is designated by the current Board of Directors to fill the vacancy. It is not expected that any nominee listed below will be unable or will decline to serve as a director. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as to ensure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. In any event, the proxy holders cannot vote for more than five persons. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until his successor has been elected and qualified.

The names of the nominees, and certain information about them as of September 8, 2008, are set forth below.

Name of Nominee	Age	Principal Occupation	Director Since
Robert H. Swanson, Jr.	70	Executive Chairman and Former Chief Executive Officer of the Company	1981
Lothar Maier......................	53	Chief Executive Officer of the Company	2005
David S. Lee	71	Chairman and Chief Executive Officer, eOn Communication Corp.	1988
Richard M. Moley..............	69	Former President and Chief Executive Officer, StrataCom, Inc.	1994
Thomas S. Volpe................	57	Chief Executive Officer, Dubai Group LLC	1984

There are no family relationships among the Company's directors and executive officers.

Mr. Swanson, a founder of the Company, has served as Executive Chairman of the Board of Directors since January 2005. Prior to that time he served as Chairman of the Board of Directors and Chief Executive Officer since April 1999, and prior to that time as President, Chief Executive Officer and a director of the Company since its incorporation in September 1981. From August 1968 to July 1981, he was employed in various positions at National Semiconductor Corporation, a manufacturer of integrated circuits, including Vice President and General Manager of the Linear Integrated Circuit Operation and Managing Director in Europe. Mr. Swanson has a B.S. degree in Industrial Engineering from Northeastern University.

Mr. Maier was named Chief Executive Officer of the Company in January 2005. Prior to that, Mr. Maier served as the Company's Chief Operating Officer from April 1999 to January 2005. Before joining the Company, Mr. Maier held various management positions at Cypress Semiconductor Corp. from July 1983 to March 1999, most recently as Senior Vice President and Executive Vice President of Worldwide Operations. He holds a B.S. degree in Chemical Engineering from the University of California at Berkeley.

Mr. Lee is Chairman of the Board and Chief Executive Officer of eOn Communication Corp., Chairman of the Boards of Cortelco, Inc., Spark Technology Corp., and Symbio, and a Regent Emeritus of the University of California. He also serves as a Senior Advisor to Silver Lake, a private equity firm. Mr. Lee originally co-founded Qume Corporation in 1973 and served as Executive Vice President until it was acquired by ITT Corporation in 1978. After the acquisition, Mr. Lee held the positions of Executive Vice President of ITT Qume until 1981, and President through 1983. From 1983 to 1985, he served as a Vice President of ITT and as Group Executive and Chairman of its Business Information Systems Group. In 1985, he became President and Chairman of Data Technology Corp. ("DTC"), and in 1988, DTC acquired and merged with Qume. Mr. Lee served as a member of the President's Council on the 21st Century Workforce, appointed by President George Bush. Mr. Lee also served as an advisor to Presidents George Bush and Bill Clinton on the Advisory Committee on Trade Policy and Negotiation (Office of the U.S. Trade Representative/Executive Officer of the President) and to Governor Pete Wilson on the California Economic Development Corporation (CalEDC) and the Council on California Competitiveness. Mr. Lee is a past Commissioner of the California Postsecondary Education Commission, as well as having founded and served as Chairman of the Chinese Institute of Engineers, the Asian American Manufacturers' Association and the Monte Jade Science and Technology Association.

Mr. Moley served as Chairman, President and Chief Executive Officer of StrataCom, Inc., a network systems company, from June 1986 until its acquisition by Cisco Systems, Inc., a provider of computer internetworking solutions, in July 1996. Mr. Moley served as Senior Vice President and board member of Cisco Systems until November 1997, when he became a consultant and private investor. Mr. Moley served in various executive positions at ROLM Corporation, a telecommunications company, from 1973 to 1986. Prior to joining ROLM, he held management positions in software development and marketing at Hewlett-Packard Company. Mr. Moley serves as a director of Echelon Corporation and Calient Networks. Mr. Moley is on the Board of Trustees of Santa Clara University.

Mr. Volpe has served as Chief Executive Officer of Dubai Group LLC since February 2007 and as Managing Member of Volpe Investments LLC, a risk capital firm, since July 2001. From December 1999 to June 2001, Mr. Volpe served as Chairman of Prudential Volpe Technology Group. Mr. Volpe served as Chief Executive Officer of Volpe Brown Whelan & Company, LLC (formerly Volpe, Welty & Company), a private investment banking and risk capital firm, from its founding in April 1986 until its acquisition by Prudential Securities in December 1999. Until April 1986, he was President and Chief Executive Officer of Hambrecht & Quist Incorporated, an investment banking firm with which he had been affiliated since 1981. Mr. Volpe is a member of the board of directors of 7th Inning Stretch, LLC, EFG-Hermes Holding Company, TAIB Bank B.S.C, Kline Hawkes & Co., LLC, Minor League Baseball and the Dubai Group.

Board Meetings and Committees

The Board of Directors of the Company held a total of five meetings during the fiscal year ended June 29, 2008. No director attended fewer than 75% of the meetings of the Board of Directors and the Board committees upon which such director served. All directors attended the last Annual Meeting of Stockholders.

Audit Committee

The Audit Committee currently consists of directors Volpe (Chairman), Lee and Moley, and held a total of five meetings during the last fiscal year and acted one-time by Unanimous Written Consent ("UWC"). The Audit Committee is governed by a written charter, which can be found on the Company's website at *www.linear.com*. The Audit Committee appoints, compensates and oversees the Company's independent registered public accounting firm. The Audit Committee also approves the accounting fees paid to the independent accounting firm and pre-approves all audit and non-audit services to be provided by them. In addition, the Audit Committee also monitors the independence of the independent accounting firm.

The Audit Committee meets independently with the independent accounting firm and with senior management to review the general scope of the Company's accounting activities, financial reporting and annual audit, matters relating to internal control systems, and the results of the annual audit.

The Audit Committee also reviews and approves any proposed transactions between the Company and officers and directors or their affiliates.

The Board of Directors has determined that Mr. Volpe is an "Audit Committee Financial Expert," as that phrase is defined in the rules of the SEC adopted pursuant to the Sarbanes-Oxley Act of 2002, and that each member of the Audit Committee qualifies as financially sophisticated under applicable Nasdaq listing standards.

Compensation Committee

The Compensation Committee of the Board of Directors currently consists of directors Moley (Chairman), Lee and Volpe, and held a total of four meetings during the last fiscal year and acted one-time by UWC. The committee reviews and approves the Company's executive compensation policies, the salaries and bonus plans and payments for the Company's executive officers, and administers the Company's equity incentive plans. The Compensation Committee is governed by a written charter, which can be found on the Company's website at *www.linear.com.*

Nominating Committee

The Nominating Committee currently consists of directors Lee (Chairman), Moley and Volpe, and held one meeting during the last fiscal year and acted one-time by UWC. The Nominating Committee is responsible for proposing nominees for election as directors by the Company's stockholders at the Annual Meeting. The committee reviews the size and composition of the Board and determines the criteria for membership. The committee also reviews and considers nominees for election to the Board, including any nominee submitted by the stockholders. In addition, the committee reviews the composition of the Board committees and recommends persons to serve as committee members. The Nominating Committee is governed by a written charter, which can be found on the Company's website at *www.linear.com.*

Corporate Governance Matters

Policy for Director Recommendations and Nominations

The Nominating Committee considers candidates for Board membership proposed by the Board of Directors, management and the Company's stockholders. It is the policy of the Nominating Committee to consider recommendations for candidates to the Board from stockholders holding at least 5% of the total outstanding shares of the Company. Stockholders must have held these shares continuously for at least twelve months prior to the date of the submission of the recommendation. The Nominating Committee will consider a nominee recommended by the Company's stockholders in the same manner as a nominee recommended by members of the Board of Directors or management.

A stockholder who desires to recommend a candidate for election to the Board of Directors should direct the recommendation in writing to the Company, attention of:

Nominating Committee
c/o Linear Technology Corporation
720 Sycamore Drive
Milpitas, CA 95035

The notice must include:

- The candidate's name, and home and business contact information;
- Detailed biographical data and relevant qualifications of the candidate;
- A signed letter from the candidate confirming his or her willingness to serve;
- Information regarding any relationships between the candidate and the Company within the last three years; and
- Evidence of the required ownership of common stock by the recommending stockholder.

In addition, a stockholder may nominate a person for election to the Board of Directors directly at the Annual Meeting of Stockholders, provided the stockholder has met the requirements set forth in the Company's Bylaws and the rules and regulations of the SEC related to stockholder nominees and proposals. The process for properly submitting a stockholder proposal, including a proposal to nominate a person for election to the Board of Directors at an Annual Meeting, is described above in the section entitled "Deadline for Receipt of Stockholder Proposals."

Where the Nominating Committee either identifies a prospective nominee or determines that an additional or replacement director is required, the Nominating Committee may take such measures as it considers appropriate in connection with evaluating the director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, the Board of Directors or management. In its evaluation of director candidates, including the members of the Board of Directors eligible for re-election, the committee considers a number of factors, including the following:

- The current size and composition of the Board of Directors and the needs of the Board and the respective Board committees.
- Such factors as judgment, independence, character and integrity, area of expertise, diversity of experience (including age, gender, international background, race and professional experience), length of service and potential conflicts of interest.
- Such other factors as the committee may consider appropriate.

The Nominating Committee has also specified the following minimum qualifications that it believes must be met by a nominee for a position on the Board:

- The highest personal and professional ethics and integrity.
- Proven achievement and competence in the nominee's field and the ability to exercise sound business judgment.
- Skills that are complementary to those of the existing Board members.
- The ability to assist and support management and make significant contributions to the Company's success.
- An understanding of the fiduciary responsibilities that are required of a member of the Board, and the commitment of time and energy necessary to diligently carry out those responsibilities.

In connection with its evaluation, the Nominating Committee determines whether it will interview potential nominees. After completing the evaluation and interview, the Nominating Committee makes a recommendation to the full Board of Directors as to the persons who should be nominated for election to the Board, and the Board of Directors determines the actual nominees after considering the recommendation and report of the Nominating Committee.

Stockholder Communications to Directors

Stockholders may communicate directly with the members of the Company's Board of Directors by sending a written communication to the Board of Directors (or any individual director) at the following address: c/o Chief Financial Officer, Linear Technology Corporation, 720 Sycamore Drive, Milpitas, California 95035. All communications will be compiled by the Company's Chief Financial Officer and submitted to the Board or an individual director, as appropriate, on a periodic basis.

The Company strongly recommends and expects all incumbent directors and nominees for election to attend the Annual Meeting, absent extenuating circumstances.

Director Independence

In July 2008, the Board of Directors undertook a review of the independence of its directors and director nominees and considered whether any such person had a material relationship with the Company or its management that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, the Board of Directors affirmatively determined that all of the directors of the Company, with the exception of Mr. Swanson, the Company's Executive Chairman and former Chief Executive Officer, and Mr. Maier, the Company's current Chief Executive Officer, are independent of the Company and its management under applicable SEC and Nasdaq corporate governance standards. In addition, the Board determined that each of the members of the Audit Committee, the Compensation Committee and the Nominating Committee satisfies the definition of independent director as established by applicable SEC and Nasdaq standards.

As part of each regularly scheduled meeting of the Board of Directors, the independent directors meet separately from management and the non-independent directors.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics that is applicable to all employees, officers and directors of the Company, including the Company's senior financial and executive officers. This Code is intended to deter wrongdoing and promote ethical conduct among the Company's directors, executive officers and employees. The Code of Business Conduct and Ethics is available on the Company's website at *www.linear.com.* The Company also intends to post any amendments to or waivers from the Code of Business Conduct and Ethics on its website.

Vote Required and Recommendation of Board of Directors

The five nominees receiving the highest number of affirmative votes of the shares entitled to be voted will be elected as directors. Votes "withheld" will be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the meeting, but have no other legal effect upon the election of directors under Delaware law.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" ALL NOMINEES SET FORTH ABOVE.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has selected Ernst & Young LLP, independent registered public accounting firm, to audit the financial statements of the Company for the year ending June 28, 2009, and recommends that the stockholders vote for ratification of such appointment. Although action by the stockholders is not required by law, the Board of Directors believes that it is desirable to request approval of this selection by the stockholders. In the event of a negative vote on such ratification, the Board of Directors will reconsider its selection. Ernst & Young LLP has audited the Company's financial statements since the fiscal year ended June 30, 1982. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement, and are expected to be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

	Fees Paid to Ernst & Young LLP	
	2007	2008
Audit Fees (1)	$951,000	$913,000
Audit-Related Fees (2)	$ 5,000	$ 5,000
Tax Fees (3)	$108,000	$121,000
All Other Fees (4)	--	--

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's annual consolidated financial statements and review of the interim consolidated financial statements included in the Company's public reports, the Company's May 2007 debt offering, and any other services that Ernst & Young normally provides to clients in connection with statutory and regulatory filings and accounting consultations in connection with the annual audit of consolidated financial statements.

(2) Audit-Related Fees consist of assurance and related services provided by Ernst & Young that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements but that are not reported under "Audit Fees." The services for the fees disclosed under this category are for procedures performed related to the Company's filing to comply with California environmental regulations.

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, advice and planning.

(4) All Other Fees consist of fees for products and services other than those reported above.

Pre-Approval Process for Auditor Services

All services that have been rendered by Ernst & Young LLP are permissible under applicable laws and regulations. The Audit Committee pre-approves all audit and non-audit services. The Audit Committee pre-approved all audit and non-audit services for which the fees identified in the above table were incurred.

Vote Required; Recommendation of Board of Directors

The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm requires the affirmative vote of a majority of the Votes Cast on the proposal at the Annual Meeting.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 28, 2009.

BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER BENEFICIAL OWNERS

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's common stock, as of the Record Date, by (a) each beneficial owner of more than 5% of the Company's common stock, (b) the Company's Chief Executive Officer, Chief Financial Officer and three other executive officers of the Company who, based on their total compensation, were the most highly compensated in fiscal 2008 (collectively, the "Named Executive Officers"), (c) each director of the Company, and (d) all directors and executive officers of the Company as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

	Common Stock	
Beneficial Owner	**Shares**	**Percentage**
Capital Research Global Investors (1) 333 South Hope Street Los Angeles, CA 90071	26,693,500	11.8%
Capital World Investors (1) 333 South Hope Street Los Angeles, CA 90071	20,250,000	9.0%
State Farm Insurance Companies (2) One State Farm Plaza Bloomington, IL 61710	16,641,100	7.3%
Robert H. Swanson, Jr. (3)	1,871,400	*
Lothar Maier (4)	816,016	*
Paul Coghlan (5)	854,869	*
Robert C. Dobkin (6)	1,334,207	*
Donald E. Paulus (7)	210,282	*
David S. Lee (8)	195,000	*
Richard M. Moley (9)	195,000	*
Thomas S. Volpe (10)	259,000	*
All directors and executive officers as a group (15 persons) (11)	6,992,388	3.09%

* Less than one percent of the outstanding common stock.

(1) Based on information as of June 30, 2008 reported on Schedule 13F filed with the Securities and Exchange Commission.

(2) Based on information as of September 8, 2008 provided by State Farm Insurance Companies.

(3) Includes (i) 260,000 shares issued in the name of Robert H. Swanson, Jr. and Sheila L. Swanson, Trustees of the Robert H. Swanson, Jr. and Sheila L. Swanson Trust U/T/A dated May 27, 1976, (ii) 1,481,400 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 and (iii) 130,000 shares subject to Company rights of reacquisition pursuant to restricted stock agreements.

(4) Includes 670,060 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 and 105,000 shares subject to Company rights of reacquisition pursuant to restricted stock agreements.

(5) Includes 480,690 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 and 59,001 shares subject to Company rights of reacquisition pursuant to restricted stock agreements.

(6) Includes (i) 325,300 shares issued in the name of Robert C. Dobkin and Kathleen C. Dobkin, Trustees of the Dobkin Family Trust dated April 16, 1991, (ii) 421,060 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 (iii) 32,004 shares subject to Company rights of reacquisition pursuant to restricted stock agreements and (iv) 159,196 shares pledged as security for a margin loan, which is not in default as of September 8, 2008. The pledgee does not have the power to vote or direct any vote regarding such securities.

(7) Includes 164,780 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 and 37,404 shares subject to Company rights of reacquisition pursuant to restricted stock agreements.

(8) Consists of 192,000 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 and 3,000 shares subject to Company rights of reacquisition pursuant to restricted stock agreements.

(9) Consists of 192,000 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 and 3,000 shares subject to Company rights of reacquisition pursuant to restricted stock agreements.

(10) Consists of 192,000 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 and 3,000 shares subject to Company rights of reacquisition pursuant to restricted stock agreements.

(11) Includes 4,746,510 shares issuable pursuant to options exercisable within 60 days of September 8, 2008 and 578,953 shares subject to Company rights of reacquisition pursuant to restricted stock agreements.

DIRECTOR COMPENSATION
For Fiscal Year Ended June 29, 2008

Compensation of Non-Employee Directors

The following table sets forth the annual compensation paid or accrued by the Company to or on behalf of the directors of the Company other than the Executive Chairman and the Chief Executive Officer for the fiscal year ended June 29, 2008. Neither the Executive Chairman nor the Chief Executive Officer receive compensation for their services as directors beyond what they receive as employees and officers of the Company.

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
David S. Lee	$52,500	$164,991	$217,491
Richard M. Moley	$52,500	$164,991	$217,491
Thomas S. Volpe	$67,500	$164,991	$232,491

(1) Amounts represent the expensed fair value of stock options granted in fiscal year 2008 under SFAS 123(R) as discussed in Note 2, "Stock-Based Compensation," to the Company's financial statements included in the Company's Annual Report on Form 10-K. The full grant date fair value of the options granted to each independent director, computed in accordance with FAS 123R, as discussed in Note 2 to the Company's financial statements, is as follows: David S. Lee-$178,132; Richard M. Moley-$178,132; and Thomas S. Volpe-$178,132.

The Company has agreed to indemnify each director and officer against certain claims and expenses for which the individual might be held liable in connection with past or future services to the Company and its subsidiaries. The Company maintains insurance policies insuring its officers and directors against such liabilities.

The Company currently pays each non-employee director an annual retainer of $45,000 and a fee of $1,500 for each meeting of the Board of Directors attended. Directors are generally eligible to receive stock options and other awards under the Company's equity incentive plans. During the fiscal year ended June 29, 2008, Messrs. Lee, Moley and Volpe each received an option to purchase 20,000 shares of common stock at an exercise price of $36.52 per share. Each of these options vests as to 100% of the shares subject to the option one year from the date of grant. Mr. Volpe also currently receives an annual retainer of $15,000 as Chairman of the Audit Committee (in addition to his annual director retainer of $45,000). At June 29, 2008, Messrs. Lee, Moley and Volpe each held exercisable options to purchase 172,000 shares.

In July 2008, the Board of Directors decided to change its practices regarding equity compensation for directors by granting restricted stock, rather than stock options. Accordingly, the Board granted each non-employee director 3,000 shares of restricted stock. The restricted stock vests as to 100% of the shares one year from the date of grant. The Board of Directors also established at this time a policy that directors hold at least 50% of the shares granted as restricted stock for five years, unless the director ceases to be a director prior to that time.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Company's compensation program is overseen and administered by the Compensation Committee, which is comprised entirely of independent directors determined in accordance with various NASDAQ, SEC and Internal Revenue Code rules. The Compensation Committee ensures that the total compensation paid to the Company's executive officers is fair, reasonable and competitive. The Compensation Committee operates under a written charter adopted by the Board. A copy of the Compensation Committee charter can be found on the Company's website at *www.linear.com*. Generally, the form and type of compensation and benefits provided to the Named Executive Officers, (defined in the Beneficial Security Ownership Table on page 11) are similar to those provided to the Company's other executive officers.

Compensation Philosophy and Objectives

The Compensation Committee has adopted an executive pay-for-performance philosophy covering all executive officers, including the Executive Chairman, Chief Executive Officer and Chief Financial Officer. The objectives of the Compensation Committee are to provide competitive levels of total compensation to attract and retain talented, qualified executive officers, who are critical to the Company's long-term success; combine base salary, bonus and stock option awards and restricted stock grants to motivate all employees; and to align the financial interests of executive officers and stockholders through equity-based plans. The Company believes that the compensation of its executive officers should reward their success as a management team and as individuals in attaining key operating objectives, namely growth of revenue and growth of net income, as well as other nonfinancial corporate objectives. Pay is sufficiently variable that above-average performance by the Company or the individual results in above-average total compensation, and below-average performance results in below-average total compensation. The focus is on corporate performance and individual contributions toward that performance.

Compensation is comprised of: base salary, adjusted annually by the Compensation Committee based on both market compensation for similar positions and the individual performance of each executive officer; annual non-equity profit sharing and bonus payments based upon the achievement of corporate objectives; and equity-based awards to provide long-term compensation based on Company performance. The long-term component of compensation is aimed at tying compensation to the generation of long-term stockholder value.

Role and Authority of Compensation Committee

The Compensation Committee consists of Messrs. Lee, Moley and Volpe. Each member of the Compensation Committee is a "non-employee director" within the meaning of Rule 16b-3 under the Securities and Exchange Act of 1934, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, and satisfies the independence requirements imposed by Nasdaq.

The Compensation Committee is responsible for discharging the responsibilities of the Board with respect to the compensation of the Company's executive officers and meets on a regular quarterly basis. The Compensation Committee reviews and approves each of the elements of the executive officer compensation program of the Company and regularly assesses the effectiveness and competitiveness of the program. The Compensation Committee either itself approves or recommends approval of equity awards to the Board, which also meets on a regular quarterly basis.

Regarding most compensation matters, including executive officer and director compensation, management provides recommendations to the Compensation Committee. The Compensation Committee evaluates management's proposal in order to reach a decision on the appropriate level of compensation. The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of the executive officers, but may, if it chooses, delegate any of its responsibilities to subcommittees, in accordance with the Committee's charter, although to date it has not done so.

Role of Executive Officers in Compensation Decisions

The Compensation Committee reviews and approves the total compensation of all the Company's executive officers. The Company's management periodically considers the compensation practices of peer companies in the U.S. semiconductor industry when making decisions on executive officer compensation, including base salaries, bonuses and equity incentives. However, the Company tailors its compensation decisions to reward adherence to its own corporate strategies and long-term objectives. Consistent strong profitability is an objective of the Company; therefore, annual variable cash compensation tied to the Company's profitability is a meaningful component of overall compensation. The peer companies that the Company reviews are ones with which the Company competes for business as well as talent.

Based on management's analysis, the Executive Chairman and Chief Executive Officer prepare and submit to the Compensation Committee compensation recommendations for the Company's executive officers for committee review and approval. The Compensation Committee considers, but is not bound to, management's recommendations with respect to executive officer compensation. The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibilities. Management may attend portions of the Compensation Committee's meetings, but the Compensation Committee also meets without any members of management present. The Compensation Committee discusses Mr. Swanson's and Mr. Maier's compensation package with each of them, but makes decisions with respect to Mr. Swanson's and Mr. Maier's compensation without either of them present.

Compensation Components

The Company has a comprehensive compensation program, which consists of cash compensation, both fixed and variable, and equity-based compensation. The program has five principal and two additional components, which are intended to attract, retain, motivate and reward executive officers who are expected to manage both the short-term and long-term success of the Company. These components are:

- Base Salary
- Profit Sharing
- Bonuses
- Stock Options
- Restricted Stock
- Health and Retirement Benefits
- Perquisites

Under the Compensation Committee's supervision, the Company has selected these elements because each is considered useful and necessary to meet one or more of the principal objectives of the Company's compensation policy. For instance, base salary is set with the goal of attracting talented and qualified people to be executive officers and adequately compensating and rewarding them on a day-to-day basis for the time spent, the services they perform and the skills and experience they bring to the Company. Equity incentives, on the other hand, are geared toward providing an incentive and reward for the achievement of long-term business objectives and thus toward retaining key talent. In setting compensation levels for a particular executive officer, the Company takes into consideration each element of the proposed compensation package, as well as the executive officer's past and expected future contributions to the Company. The Company believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of its compensation program. However, the Company strongly believes in engaging and retaining the best talent in critical functions, and this may entail negotiations with individuals who have significant compensation packages with current or other potential employers. In order to enable the Company to hire and retain talented executive officers, the Compensation Committee may therefore determine that it is in the best interests of the Company to negotiate packages that may deviate from the Company's standard practices when such deviation is required by competitive or other market forces.

Base Salary - A competitive base salary is provided to each executive officer to recognize the skills and experience the individual brings to the Company and the day-to-day performance contributions he or she makes. Base salary is predicated on performance judgments as to the past and expected future contribution of the individual executive officer. In general, salary increases are made based on cost of living increases and, if appropriate, changes in responsibilities. Base salaries for each of the Named Executive Officers are reflected in the column labeled "Salary" of the Summary Compensation Table on page 20.

Profit Sharing - Consistent strong profitability is a major objective of the Company. All employees affect the Company's success in meeting this objective. To reinforce success, the Company funds a profit sharing program for eligible employees. Amounts paid under the profit sharing program are typically a meaningful portion of each eligible employee's total compensation. Profit sharing payments are distributed semi-annually to all eligible employees, including executive officers, from a profit sharing pool. The amount of the pool is largely determined by the magnitudes of sales and operating income for the six-month period. This pool is distributed to all eligible employees based on the ratio of their individual salary to total salaries for all eligible employees. Executive officers participate in the same way as other employees. For all eligible U.S. employees, a portion of this profit sharing is paid directly into a 401(k) retirement plan.

Bonuses - Employees with significant leadership roles or who are technically accomplished have a greater impact on the Company's growth and profitability objectives. These employees participate in a discretionary key employee incentive pool, pursuant to which executive officers and a limited number of key employees may receive semi-annual cash bonuses. Targets for sales growth and operating income as a percentage of sales influence the size of the pool. Individual payments are made based on the Company's achievement of these targets and upon the individual's personal and departmental performance. Bonus amounts are very dependent on corporate performance and therefore can vary significantly year to year. For example, in fiscal year 2008 operating income as a percent of sales in excess of 48% and revenue growth of 8.5% had a positive impact on the pool.

In 1996, the Company adopted the Senior Executive Bonus Plan to facilitate, under Section 162(m) of the Internal Revenue Code, the federal income tax deductibility of compensation paid to the Company's most highly compensated executive officers. In each of 2000 and 2005, the Company's stockholders approved the continuance of the plan for an additional five years. In fiscal 2008, the participants included Messrs. Swanson, Maier, Coghlan, Dobkin and Paulus. In fiscal 2009, the plan will include the Executive Chairman, Chief Executive Officer and each of the Company's three other most highly compensated executive officers. The maximum amount payable to any individual in any one year under the plan is $5 million.

Stock Options - Stock options have historically been granted periodically to provide additional incentive to executive officers and other key employees to work to maximize long-term total return to stockholders. During fiscal years 2007 and 2008 the Company did not grant any stock options to executive officers. Historically, stock option grants generally vested over a five-year period to encourage option holders to continue in the employment of the Company. The size of stock option grants depended on position, experience, performance and the number of outstanding options already held by the individual. For executive officers, stock options were generally granted on a five quarter rotation. Therefore, an executive officer with longevity with the Company may have options vesting at four times during a given year. Whereas profit sharing and bonuses reward execution for annual performance with respect to corporate goals, stock options are designed to reward longer term objectives, such as the overall effectiveness of basic corporate strategy. If the Company were to grant stock options to executive officers in the future, the stock option grants would generally be approved at the Company's quarterly Board of Director meetings. The pricing of the Company's stock options would occur on the Thursday following the Board of Director's quarterly meeting. The pricing of the Company stock options is determined by the Company's fair market value of its common stock on the date of grant (which is equal to the closing price of the common stock on the date of grant, as determined by Nasdaq).

Restricted Stock - During fiscal 2005, the Company implemented a restricted stock program. Under the terms of the program, the Company grants certain employees, including executive officers, restricted stock with a per share purchase price equal to the par value of the Company's common stock, which is $0.001 per share. Upon grant, participants receive shares of restricted stock that are subject to a right of reacquisition in favor of the Company that lapses annually, currently over a five-year period from the date of grant. Participants are entitled to receive dividends on the shares of restricted stock during the vesting period. The restricted stock program was implemented to encourage employee retention. For executive officers, restricted stock is generally granted on a five quarter rotation. Currently, the Company believes that restricted stock awards are a better way to provide equity compensation to employees because currently restricted stock provides more predictable long-term rewards than stock options.

The Company views equity awards as essential in hiring and retaining professional talent and in directing the efforts of these key employees to maximize long-term total return to stockholders. In granting stock-based awards going forward, the Company will attempt to attract and retain key employees, while being cognizant of the effects such grants will have on charges to its income statement. Depending on both the performance of the Company's common stock and the hiring environment in the Company's industry, the Company may grant stock options, restricted stock, restricted stock units, stock appreciation rights or other awards as deemed appropriate to meet its employment and financial performance objectives. In fiscal year 2008 the Company primarily granted restricted stock and restricted stock units. The Company generally grants stock four times a year at the Company's quarterly Board of Director meetings. The pricing of the Company's stock grants generally occurs on the Thursday following the Board of Director's quarterly meeting. The pricing of the Company stock grants is determined by the Company's fair market value of its common stock on the date of grant (which is equal to the closing price of the common stock on the date of grant, as determined by Nasdaq).

Health and Retirement Benefits - The Company's executive officers are eligible to receive the same health benefits that are available to other employees and a contribution toward their benefits premium that is the same as provided to other employees. The Company maintains for its US-based employees a tax-qualified 401(k) plan, which provides for broad-based employee participation. As part of the Company's profit sharing plan discussed above, a portion of the semi-annual profit sharing is paid directly into the 401(k) plan. The 401(k) plan contributions are included in the column labeled "All Other Compensation" in the Summary Compensation Table on page 20.

Perquisites - While the Company seeks to offer a level of perquisites sufficient to recruit and retain key executive talent, the Company believes that setting appropriate levels of base and variable pay are of greater importance to motivating key talent and increasing stockholder return than any package of non-cash perquisites. The Company has a fractional ownership in two different aircrafts operated by NetJets, Inc. So long as Mr. Swanson is Executive Chairman of the Board, he is entitled to use the Company's airplane for personal use for up to 35% of the available flight time in any year. To the extent use of the airplane results in imputed taxable income to Mr. Swanson, the Company makes additional payments to him, so that the net effect to Mr. Swanson is the same as if no income were imputed to him. The personal use of the airplane is included in the column labeled "All Other Compensation" in the Summary Compensation Table on page 20. There are no other significant recurring perquisites granted to any executive officers.

Change of Control Arrangements

The Company has change of control arrangements with three of its Named Executive Officers, which provide for the executive officers to receive certain payments and benefits if their employment with the Company is terminated in connection with a change of control of the Company. Information regarding applicable payments under such agreements for these executive officers is provided under the heading "Employment Agreements" on page 30. These arrangements are designed to promote stability and continuity of senior management.

Tax and Accounting Implications

Deductibility of Executive Officer Compensation

As part of its role, the Compensation Committee reviews and considers the deductibility of executive officer compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals, subject to certain exemptions. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes, except for restricted stock awards which do not qualify as performance-based compensation under Section 162(m) because they only contain time-based vesting provisions. In certain situations, the Compensation Committee may approve compensation that does not meet these requirements in order to ensure competitive levels of total compensation for its executive officers.

Accounting for Stock-Based Compensation

Commencing on July 4, 2005, the beginning of fiscal 2006, the Company became subject to the requirements set forth in FASB 123R Share-Based Payment and, accordingly, records a charge to its income statement for the estimated value of stock-based awards.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on the Compensation Committee's review and discussion noted above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement on Schedule 14A.

David S. Lee
Richard M. Moley
Thomas S. Volpe

SUMMARY COMPENSATION TABLE
For Fiscal Year Ended June 29, 2008

The following table provides fiscal 2008 compensation information for the Named Executive Officers. Although they are directors of the Company, Messrs. Swanson and Maier received no additional compensation for their services as such.

Name and Principal Position	Fiscal Year	Salary	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	All Other Compensation ($)	Total ($)
Robert H. Swanson Jr.	2008	$375,046	$ 1,512,200	$752,296	$ 21,852	$ 478,636(4)	$ 3,140,030
Executive Chairman	2007	359,826	1,135,765	501,089	318,167	365,867	2,680,714
Lothar Maier	2008	409,596	1,823,816	696,248	561,143	117,250(5)	3,608,053
Chief Executive Officer	2007	389,567	1,310,007	689,865	664,853	18,385	3,072,677
Paul Coghlan	2008	371,823	1,706,140	521,075	185,901	83,371(5)	2,868,310
Vice President, Finance and Chief Financial Officer	2007	357,746	1,270,172	916,598	408,137	19,523	2,972,176
Donald E. Paulus	2008	258,788	613,295	345,201	311,566	66,162(5)	1,595,012
Vice President and General Manager of Power Products	2007	247,774	455,829	556,835	440,522	17,501	1,718,461
Robert C. Dobkin	2008	338,077	619,865	314,857	105,605	59,218(5)	1,437,622
Vice President, Engineering and Chief Technology Officer	2007	333,632	406,486	852,698	224,130	19,377	1,836,823

(1) Includes cash profit sharing and cash bonuses earned for the fiscal year, whether accrued or paid.

(2) Amounts shown in this column reflect the Company's accounting expense for these restricted stock awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as a restricted stock award vesting). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of restricted stock awards granted to the Named Executive Officers in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column relate to awards that vested in fiscal 2008 for awards that were granted from fiscal 2005 though fiscal 2008. No stock awards were forfeited by any of the Named Executive Officers during fiscal 2008. See the Grants of Plan-Based Awards table below for more information on awards made in fiscal year 2008. For additional information with respect to grants made prior to fiscal 2008, refer to Note 2 of the financial statements in our Form 10-K for the year ended June 29, 2008, as filed with the SEC.

(3) Amounts shown in this column reflect the Company's accounting expense for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted to the Named Executive Officers. The fair value was estimated using the Black-Scholes option pricing model in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column relate to awards that vested in fiscal 2008 and were granted from fiscal 2003 though fiscal 2005.

(4) Includes (a) $18,400 in 401(k) profit sharing distributions earned during the fiscal year; (b) an imputed value of $190,006 for the personal use by Mr. Swanson during the applicable fiscal year of the airplanes in which the Company owns fractional interests, plus related tax reimbursements of $160,235; (c) dividend distributions on unvested restricted stock of $105,000; and (d) $4,995 for taxes paid by the Company for group term life insurance.

(5) Includes (a) 401(k) profit sharing distributions earned during the fiscal year as follows: Lothar Maier $18,400; Paul Coghlan $18,400; Donald E. Paulus $18,400; and Robert C. Dobkin $18,400 (b) dividend distributions on unvested restricted stock during the fiscal year as follows: Lothar Maier $98,160; Paul Coghlan $62,991; Donald E. Paulus $47,072; and Robert C. Dobkin $37,923; and (c) taxes paid by the Company for group term life insurance during the fiscal year as follows: Lothar Maier $690; Paul Coghlan $1,980; Donald E. Paulus $690; and Robert C. Dobkin $2,895.

GRANTS OF PLAN-BASED AWARDS
For Fiscal Year Ended June 29, 2008

The following table shows for the fiscal year ended June 29, 2008 certain information regarding stock awards granted to the Named Executive Officers.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	Grant Date Fair Value of Stock and Option Awards ($) (2)
Robert H. Swanson Jr.	4/17/2008	60,000	$ 2,004,000
Lothar Maier	10/18/2007	75,000	2,550,000
Paul Coghlan	7/26/2007	25,000	912,975
	10/18/2007	25,000	850,000
Donald E. Paulus	10/18/2007	15,000	510,000
Robert C. Dobkin	7/26/2007	13,335	486,980
	10/18/2007	13,335	453,390

(1) Awards shown in this column are shares of restricted stock. The Company did not grant any stock options in fiscal 2008 to executive officers.

(2) The grant date fair value of stock awards is based on the fair market value of the Company's common stock on the grant date as determined pursuant to FAS 123R. The value that is placed on a stock award on the grant date could be different than the actual value of the award, which will depend on the fair market value of the Company's common stock when the award vests.

OUTSTANDING EQUITY AWARDS AT FISCAL 2008 YEAR-END
For Fiscal Year Ended June 29, 2008

The following table sets forth certain information concerning outstanding equity awards held by the Named Executive Officers at the end of the fiscal year ended June 29, 2008.

	Option Awards (1)				Stock Awards (2)	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert H. Swanson, Jr.	200,000	--	$ 28.1563	4/13/09	--	--
	200,000	--	50.25	7/28/10	--	--
	500,000	--	38.25	4/17/11	--	--
	281,400	--	25.05	7/26/12	--	--
	100,000	--	25.05	7/26/12	--	--
	200,000	--	40.88	10/15/13	--	--
	--	--	--	--	30,000(3)	$ 972,600
	--	--	--	--	40,000(4)	1,296,800
	--	--	--	--	60,000(5)	1,945,200
Lothar Maier	190,000	--	29.9063	4/26/09	--	--
	45,000	--	50.25	7/28/10	--	--
	30,000	--	38.25	4/17/11	--	--
	65,060	--	25.05	7/26/12	--	--
	35,000	--	25.05	7/26/12	--	--
	45,000	5,000(17)	35.20	7/22/13	--	--
	150,000	--	42.28	1/14/14	--	--
	90,000	60,000(18)	35.61	4/20/12	--	--
	--	--	--	--	40,000(6)	1,296,800
	--	--	--	--	75,000(7)	2,431,500
Paul Coghlan	70,000	--	28.1563	4/13/09	--	--
	70,000	--	50.25	7/28/10	--	--
	75,000	--	38.25	4/17/11	--	--
	71,690	--	25.05	7/26/12	--	--
	75,000	--	25.05	7/26/12	--	--
	70,000	--	40.88	10/15/13	--	--
	42,000	28,000(19)	37.03	1/18/12	--	--
	--	--	--	--	14,001(8)	453,912
	--	--	--	--	25,000(9)	810,500
	--	--	--	--	25,000(10)	810,500
Donald E. Paulus	75,000	--	36.52	10/17/11	--	--
	11,780	--	25.05	7/26/12	--	--
	15,000	--	29.37	1/15/13	--	--
	31,500	3,500(20)	35.20	7/22/13	--	--
	24,500	10,500(21)	36.12	10/14/14	--	--
	--	--	--	--	7,002(11)	227,005
	--	--	--	--	20,536(12)	665,777
	--	--	--	--	15,000(13)	486,300
Robert C. Dobkin	90,000	--	28.1563	4/13/09	--	--
	75,000	--	50.25	7/28/10	--	--
	70,000	--	38.25	4/17/11	--	--
	78,060	--	25.05	7/26/12	--	--
	40,000	--	25.05	7/26/12	--	--
	40,000	--	40.88	10/15/13	--	--
	24,000	16,000(22)	37.03	1/18/12	--	--
	--	--	--	--	8,001(14)	259,392
	--	--	--	--	13,335(15)	432,321
	--	--	--	--	13,335(16)	432,321

(1) Stock options vest at the rate of 10% of the total number of shares subject to the option every 6 months.
(2) Restricted stock vests in equal annual increments over a five-year term. The fair market value of the Company's common stock on June 27, 2008 the last day of trading of fiscal 2008 was $32.42.
(3) 10,000 shares to vest on October 24, 2008, 10,000 shares to vest on October 24, 2009, 10,000 shares to vest on October 24, 2010.
(4) 10,000 shares to vest on January 22, 2009, 10,000 shares to vest on January 22, 2010, 10,000 shares to vest on January 22, 2011, 10,000 shares to vest on January 22, 2012.
(5) 12,000 shares to vest on April 23, 2009, 12,000 shares to vest on April 23, 2010, 12,000 shares to vest on April 23, 2011, 12,000 shares to vest on April 23, 2012, 12,000 shares to vest on April 23, 2013.
(6) 10,000 shares to vest on July 31, 2008, 10,000 shares to vest on July 31, 2009, 10,000 shares to vest on July 31, 2010, 10,000 share to vest on July 31, 2011.
(7) 15,000 shares to vest on October 24, 2008, 15,000 shares to vest on October 24, 2009, 15,000 shares to vest on October 24, 2010, 15,000 shares to vest on October 24, 2011, 15,000 shares to vest on October 24, 2012.
(8) 4,667 shares to vest on April 24, 2009, 4,667 shares to vest on April 24, 2010, 4,667 shares to vest on April 24, 2011.
(9) 5,000 shares to vest on August 1, 2008, 5,000 shares to vest on August 1, 2009, 5,000 shares to vest on August 1, 2010, 5,000 shares to vest on August 1, 2011, 5,000 shares to vest on August 1, 2012.
(10) 5,000 shares to vest on October 24, 2008, 5,000 shares to vest on October 24, 2009, 5,000 shares to vest on October 24, 2010, 5,000 shares to vest on October 24, 2011, 5,000 shares to vest on October 24, 2012.
(11) 2,334 shares to vest on January 23, 2009, 2,334 shares to vest on January 23, 2010, 2,334 shares to vest on January 23, 2011.
(12) 5,134 shares to vest on July 31, 2008, 5,134 shares to vest on July 31, 2009, 5,134 shares to vest on July 31, 2010, 5,134 shares to vest on July 31, 2011.
(13) 3,000 shares to vest on October 24, 2008, 3,000 shares to vest on October 24, 2009, 3,000 shares to vest on October 24, 2010, 3,000 shares to vest on October 24, 2011, 3,000 shares to vest on October 24, 2012.
(14) 2,667 shares to vest on April 24, 2009, 2,667 shares to vest on April 24, 2010, 2,667 shares to vest on April 24, 2011.
(15) 2,667 shares to vest on August 1, 2008, 2,667 shares to vest on August 1, 2009, 2,667 shares to vest on August 1, 2010, 2,667 shares to vest on August 1, 2011, 2,667 shares to vest on August 1, 2012.
(16) 2,667 shares to vest on October 24, 2008, 2,667 shares to vest on October 24, 2009, 2,667 shares to vest on October 24, 2010, 2,667 shares to vest on October 24, 2011, 2,667 shares to vest on October 24, 2012.
(17) Unvested options vest equally in semi-annual installments ending on July 20, 2008.
(18) Unvested options vest equally in semi-annual installments ending on April 20, 2010.
(19) Unvested options vest equally in semi-annual installments ending on January 18, 2010.
(20) Unvested options vest equally in semi-annual installments ending on July 20, 2008.
(21) Unvested options vest equally in semi-annual installments ending on October 14, 2009.
(22) Unvested options vest equally in semi-annual installments ending on January 18, 2010.

OPTION EXERCISES AND STOCK VESTED
For Fiscal Year Ended June 29, 2008

The following table shows for the fiscal year ended June 29, 2008 certain information regarding options exercised by and stock awards vesting with respect to, the Named Executive Officers:

	Option Awards		Stock Awards	
Name of Executive Officer	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise (1) ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting (2) ($)**
Robert H. Swanson	300,000	$6,145,050	20,000	$608,080
Lothar Maier	--	--	21,000	756,629
Paul Coghlan	180,000	3,337,787	25,083	887,977
Robert C. Dobkin	380,000	6,543,784	23,333	828,251
Donald E. Paulus	--	--	16,218	562,144

(1) Value Realized on Exercise for Option Awards equals the difference between the option exercise price and the fair market value of the Company's common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

(2) Value Realized on Vesting for Stock Awards equals the fair market value of the Company's common stock on the vesting date, multiplied by the number of shares that vested on that date.

EQUITY COMPENSATION PLAN SUMMARY
For Fiscal Year Ended June 29, 2008

The following table provides information as of June 29, 2008 about shares of the Company's common stock that may be issued upon exercise of outstanding options, rights or restricted stock units under all of the Company's existing equity compensation plans, including the 1988 Stock Option Plan, 1996 Incentive Stock Option Plan, the 2001 Non-Statutory Stock Option Plan, the 2005 Equity Incentive Plan and the 2005 Employee Stock Purchase Plan, and the number of shares of common stock that remain available for future issuance under these plans.

Plan	Number of Securities to be Issued upon Exercise of Outstanding Options and Restricted Stock Units as of June 29, 2008	Weighted Average Exercise Price of Outstanding Options and Restricted Stock Units	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities issuable upon exercise of outstanding options and restricted stock units)
Equity compensation plans approved by stockholders (1)	11,318,718	$ 39.17	4,188,679
Equity compensation plans not approved by stockholders (2)	14,424,656	$34.66	11,319,279
Total	25,743,374	$35.86	15,507,958

(1) Consists of shares subject to outstanding options and restricted stock units under the Company's 1988, 1996 and 2005 Equity Incentive Plans, or shares available for future issuance under the 2005 Equity Incentive Plan and the Company's 2005 Employee Stock Purchase Plan.

(2) The numbers of shares indicated consist of shares subject to outstanding options and restricted stock units or shares available for future issuance under the Company's 2001 Non-Statutory Stock Option Plan. Executive officers and directors of the Company are not eligible to participate in the 2001 Non-Statutory Stock Option Plan. See the description of the 2001 Non-Statutory Stock Option Plan below.

2005 Equity Incentive Plan

The Company's 2005 Equity Incentive Plan was adopted by the Board of Directors in July 2005 and was approved by the Company's stockholders in November 2005. The 2005 Equity Incentive Plan provides for the following types of incentive awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, and (v) performance shares and performance units. Each of these is referred to individually as an "Award." Employees, executive officers, directors and consultants who provide services to the Company or its subsidiaries are eligible to participate in the 2005 Equity Incentive Plan. A total of 7,098,322 shares of the Company's common stock have been reserved for issuance under the 2005 Equity Incentive Plan as of June 29, 2008. These shares include shares that remained available for grant under the Company's 1996 Incentive Stock Option Plan at the time the stockholders approved the 2005 Equity Incentive Plan at the 2005 Annual Meeting of Stockholders and that were transferred into the 2005 Equity Incentive Plan at that time. In addition, any shares since that time or in the future that would otherwise return to the 1996 Incentive Stock Option Plan upon termination or expiration of options granted under that earlier plan are added to the shares available under the 2005 Equity Incentive Plan.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), places limits on the deductibility for federal income tax purposes of compensation paid to certain executive officers of the Company. In order to preserve the Company's ability to deduct the compensation income associated with Awards granted to such persons, the 2005 Equity Incentive Plan sets limits on the size of Awards that may be granted to employees, officers, directors and consultants in any fiscal year of the Company or in connection with initial employment with the Company, as described below.

Options. The 2005 Equity Incentive Plan authorizes the granting to employees, including officers, of incentive stock options within the meaning of Section 422 of the Code, and the granting to employees, officers, directors and consultants of nonqualified stock options. Incentive stock options may be granted only to employees, including employee directors and officers. The 2005 Equity Incentive Plan provides that a participant may not receive options for more than 5,000,000 shares in one fiscal year, except in connection with his or her initial service as an employee, in which case he or she may be granted options for an additional 5,000,000 shares.

The exercise price of an option is determined at the time the option is granted. In the case of an incentive stock option, the exercise price must be at least equal to the fair market value of the Company's common stock on the date of grant, except that the exercise price of an incentive stock option granted to any person who owns more than 10% of the total voting power of all classes of the Company's outstanding stock must be at least 110% of the fair market value of the common stock on the grant date. The exercise price of nonqualified stock options under the 2005 Equity Incentive Plan must also be at least equal to the fair market value of the Company's common stock on the grant date. The 2005 Equity Incentive Plan permits options to be exercised with cash, check, other shares of the Company's stock, consideration received by the Company under a "cashless exercise" program or certain other forms of consideration.

Options granted under the 2005 Equity Incentive Plan generally vest at a rate of 1/10th of the shares subject to the option after each six-month period of continued service to the Company; however, the vesting schedule can vary on a grant-by-grant basis. The 2005 Equity Incentive Plan provides that vested options may be exercised for 3 months after any termination of employment and for up to 12 months after termination of employment as a result of death or disability. The Company may select alternative periods of time for exercise upon termination of service. The term of an option may not exceed ten years, except that, with respect to any person who owns more than 10% of the voting power of all classes of the Company's outstanding capital stock, the term of an incentive stock option may not exceed five years. Currently, the Company generally grants options that have terms of seven years.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2005 Equity Incentive Plan. Stock appreciation rights are rights to receive the appreciation in fair market value of the Company's common stock between the exercise date and the date of grant. The Company can pay the appreciation in either cash or shares of common stock. No participant may be granted stock appreciation rights covering more than 5,000,000 shares during any fiscal year, except that a participant may be granted stock appreciation rights covering up to an additional 5,000,000 shares in connection with his or her initial employment.

Restricted Stock. Restricted stock awards may be granted under the 2005 Equity Incentive Plan. Awards of restricted stock are rights to acquire or purchase shares of the Company's common stock that are subject to repurchase or reacquisition by the Company upon the termination of the participant's service with the Company for any reason (including death or disability). The Company's right to reacquire the shares lapses in accordance with terms and conditions established by the plan administrator in its sole discretion, including, for example, based on the lapse of time or the achievement of specific performance goals. Currently, the vesting terms of restricted stock granted by the Company generally provide for annual vesting over a term of five years. No participant may be granted more than 1,500,000 shares of restricted stock during any fiscal year, except that a participant may be granted up to an additional 1,500,000 shares in connection with his or her initial employment.

Restricted Stock Units. Restricted stock units may be granted under the 2005 Equity Incentive Plan. Restricted stock units are the dollar value equivalent of shares and vest based upon the lapse of time or in accordance with specific performance goals or other terms and conditions. Vested restricted stock units may be paid in cash, shares or a combination of cash and shares. Shares that underlie restricted stock units that become settled in cash are again available for future grants under the 2005 Equity Incentive Plan. If all restricted stock units have not vested by the expiration date set forth in the Award agreement, the unearned restricted stock units are forfeited to the Company. No participant may be granted more than 1,500,000 restricted stock units during any fiscal year, except that a participant may be granted up to an additional 1,500,000 restricted stock units in connection with his or her initial employment. The Company generally grants restricted stock units to non-U.S. employees for tax purposes.

Performance Units and Performance Shares. Performance units and performance shares may be granted under the 2005 Equity Incentive Plan. Performance units and performance shares are Awards that result in a payment to a participant only if the performance goals or other vesting criteria established by the plan administrator are achieved. Performance units and performance shares have initial values equal to the fair market value of one share of the Company's common stock on the grant date, and are payable in cash, shares or a combination of cash and shares. No participant may receive more than 1,500,000 performance shares or performance units during any fiscal year, except that a participant may be granted performance shares or performance units covering up to an additional 1,500,000 shares in connection with his or her initial employment.

Change of Control. In the event of a "change of control," as defined in the 2005 Equity Incentive Plan, each outstanding Award will be treated as the plan administrator determines in its sole discretion, including, without limitation, having the successor to the Company assume the Awards or provide substitute awards. In the absence of other action by the plan administrator, all options and stock appreciation rights will become fully vested and exercisable as to all of the shares subject to such Awards, all restrictions and Company reacquisition rights with respect to restricted stock will lapse, all performance goals or other vesting criteria for restricted stock units, performance shares and performance units will be deemed to have been achieved in full, and all other vesting terms and conditions of all Awards will be deemed to have been met. In such event, the plan administrator will notify all participants as to the changes in their Awards, and, to the extent applicable, such Awards may be exercised for such period of time as the plan administrator may determine from the date of the notice. All unexercised Awards will terminate upon expiration of that period.

With respect to Awards granted to non-employee directors that are assumed or substituted for, if the director is subsequently terminated as a director (other than voluntary resignation), then all his or her options and stock appreciation rights will become fully vested and exercisable as to all of the shares subject to such Awards, all restrictions and Company reacquisition rights with respect to restricted stock will lapse, all performance goals or other vesting criteria for restricted stock units, performance shares and performance units will be deemed achieved at target levels, and all other vesting terms and conditions of all Awards will be deemed to have been met.

2005 Employee Stock Purchase Plan

The 2005 Employee Stock Purchase Plan (the "2005 Purchase Plan") was adopted by the Board of Directors in July 2005 and was approved by the Company's stockholders in November 2005. The purpose of the 2005 Purchase Plan is to provide employees with an opportunity to purchase the Company's common stock through regular payroll deductions. A total of 1,000,000 shares of common stock were initially reserved for issuance under the 2005 Purchase Plan, of which 425,733 shares remained available for issuance as of June 29, 2008.

Each employee of the Company or its designated subsidiaries who is a common law employee and whose customary employment with the Company or subsidiary is at least twenty hours per week and more than five months in a calendar year is eligible to participate in the 2005 Purchase Plan. No employee, however, may participate in the 2005 Purchase Plan (i) to the extent that, at the commencement of an offering period, the employee owns 5% or more of the total combined voting power of all classes of the Company's capital stock, or (ii) to the extent that his or her rights to purchase stock under all of the Company's employee stock purchase plans would accrue at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the beginning of the applicable offering period) in any calendar year. The 2005 Purchase Plan is implemented by offering periods of approximately six months each, running from approximately May 1 to October 31 and November 1 to April 30. The plan administrator has the power at any time to change the length of the offering periods, to subdivide each offering period into multiple purchase periods, and to have multiple offering periods running at one time. As the 2005 Purchase Plan is currently administered, deductions must be either 5% or 10% of an employee's eligible compensation for any given offering period.

As currently administered, the 2005 Purchase Plan enables participants to purchase shares of the Company's common stock at a purchase price of 85% of the fair market value of the Company's common stock on the last day of each offering period. The fair market value of the Company's common stock on any relevant date is the closing price per share as reported on the Nasdaq Global Market, or the mean of the closing bid and ask prices if no sales were reported, as quoted on such exchange or reported in The Wall Street Journal. The maximum number of shares a participant may purchase under the 2005 Purchase Plan is 300 shares per offering period.

A participant may discontinue his or her participation in the 2005 Purchase Plan at any time during an offering period, and participation ends automatically on termination of employment with the Company.

In the event of any merger or "Change of Control," as defined in the 2005 Purchase Plan, the successor corporation, or a parent or subsidiary of the successor corporation, may assume or substitute participation rights for each pending offering period under the 2005 Purchase Plan. In the event the successor corporation refuses to assume or substitute such offering periods, the plan administrator will shorten all offering periods then in progress by setting a new ending date, and all offering periods will end on the new ending date. The new ending date must be prior to the effective date of the merger or change of control. If the plan administrator shortens any offering period then in progress, the plan administrator will notify each participant prior to the new ending date that the ending date has been changed to the new date and that purchases under the 2005 Purchase Plan will occur automatically on that new date, unless the participant withdraws from the offering period.

1996 Incentive Stock Option Plan

The Company's 1996 Incentive Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors in July 1996 and was approved by the Company's stockholders in November 1996. The 1996 Plan provided for the granting to employees, including officers, of incentive stock options, and for the granting to employees, officers, directors and consultants of nonqualified stock options.

The 1996 Plan permitted the Company to grant incentive and non-qualified stock options in generally the same manner, and with generally the same terms as options under the 2005 Equity Incentive Plan.

The 1996 Plan also permitted the Company to grant nonqualified options that were immediately exercisable by the participant at an exercise price equal to the stock's par value per share. The shares of common stock received upon exercise of these options were subject to reacquisition by the Company upon the termination of the participant's service with the Company for any reason (including death or disability), which right lapsed in annual increments over a period of either three or five years, thus approximating restricted stock.

In the event that the Company merges with or into another corporation, or sells substantially all of its assets, the 1996 Plan provides that each outstanding option must be assumed or substituted for by the successor corporation. If such substitution or assumption does not occur, each option will fully vest and become exercisable.

At the 2005 Annual Meeting, the Company's stockholders approved the 2005 Equity Incentive Plan to replace the 1996 Plan. As part of the adoption of the 2005 Equity Incentive Plan, all shares remaining available for future grant under the 1996 Plan at that time were transferred to the 2005 Equity Incentive Plan. No further options or rights have been or will be granted under the 1996 Plan. As of June 29, 2008, there were 10,965,040 shares of common stock subject to outstanding options under the 1996 Plan.

1988 Stock Option Plan

The 1988 Stock Option Plan (the "1988 Plan") has terms substantially the same as the terms of the 1996 Plan. The Company no longer grants options under this plan. As of June 29, 2008, there were 4,000 shares of common stock subject to outstanding options under the 1988 Plan.

2001 Non-Statutory Stock Option Plan

In fiscal 2001, the Board of Directors approved the 2001 Non-Statutory Stock Option Plan (the "2001 Plan"). The 2001 Plan provides for the granting of non-qualified stock options to employees and consultants. The Company cannot grant options under the 2001 Plan to directors or executive officers of the Company.

Options granted under the 2001 Plan generally vest at a rate of 1/10th of the shares subject to the option after each six-month period of continued service to the Company; however, the vesting schedule can vary on a grant-by-grant basis. The 2001 Plan provides that vested options may be exercised for 3 months after any termination of employment and for up to 12 months after termination of employment as a result of death or disability. The Company may select alternative periods of time for exercise upon termination of service.

The Company may also grant options under the 2001 Plan that are immediately exercisable by the participant at a nominal exercise price. The shares of common stock received upon exercise of these options, however, are subject to reacquisition by the Company upon the termination of the participant's service with the Company for any reason (including death or disability). This Company right of reacquisition generally lapses in annual increments over periods of three to five years, although the vesting schedule may vary on a grant-by-grant basis.

The exercise price of an option is determined at the time the option is granted and may be less than the current fair market value of the Company's common stock. The 2001 Plan permits options to be exercised with cash, check, other shares of the Company's stock, consideration received by the Company under a "cashless exercise" program or certain other forms of consideration.

In the event that the Company merges with or into another corporation, or sells substantially all of the Company's assets, the 2001 Plan provides that each outstanding option will be assumed or substituted for by the successor corporation. If such substitution or assumption does not occur, each option will fully vest and become exercisable.

As of June 29, 2008, there were a total of 30,000,000 shares of common stock reserved for issuance under the 2001 Plan, of which 14,424,656 shares were subject to outstanding options and restricted stock units; and 11,319,279 shares were available for future issuance.

Employment Agreements

In January 2002, the Company entered into employment agreements with Mr. Swanson, its current Executive Chairman and then its Chief Executive Officer, Mr. Coghlan, its Chief Financial Officer, and Mr. Dobkin, its Chief Technical Officer.

Employment Agreement with the Executive Chairman and Former Chief Executive Officer

Mr. Swanson's employment agreement provided for an annual base salary of $345,000 at the time his agreement was entered into. Mr. Swanson's annual base salary is subject to annual adjustments by the Compensation Committee, and has been subsequently increased to $425,000. Mr. Swanson's employment agreement also entitles him to bonuses pursuant to his participation in the Company's Senior Executive Bonus Plan.

In January 2005, Mr. Swanson voluntarily resigned as Chief Executive Officer, but agreed, at the request of the Board of Directors, to remain as Executive Chairman of the Board with duties originally envisioned as requiring one to two days per week of Mr. Swanson's time. Mr. Swanson's duties have actually resulted in his spending approximately three to four days per week on Company matters. Pursuant to his employment agreement Mr. Swanson continues to receive his existing salary and bonus prorated based on the number of full days Mr. Swanson performs services as Executive Chairman throughout each fiscal year, but his bonus may not exceed 50% of the bonus he would have received for the relevant period if he were still the Chief Executive Officer.

If, in the future, Mr. Swanson is terminated as Executive Chairman of the Board for any reason other than cause (as defined in his employment agreement) or if he resigns as both Chairman and as an employee of the Company, then all his unvested stock options and restricted stock will immediately vest, and he will receive continued payment of one year's base salary and an annual target bonus payment (payable in equal installments over twelve months). Mr. Swanson's target bonus will be calculated as the average of his previous four semi-annual bonus payments multiplied by four as his bonus will cease to be prorated as mentioned above. Mr. Swanson's base salary and target bonus will be calculated as if Mr. Swanson had performed services on a full-time basis. In addition, the Company will pay Mr. Swanson's group health and dental plan continuation coverage premiums until the earlier of 18 months from his termination and such time as Mr. Swanson and his dependents are covered by similar plans of a new employer.

If there is a change of control of the Company (as defined in his employment agreement), Mr. Swanson will receive similar benefits to those he is entitled to receive if he is terminated other than for cause, including immediate vesting in full of all his options and restricted stock and payment of one year's salary and target bonuses but payable in a lump sum within five days of the change of control, whether or not he is terminated without cause or he resigns for good reason.

If Mr. Swanson should die while employed by the Company, 50% of his then unvested restricted stock and options will vest immediately.

The Company has a fractional ownership in two different aircraft operated by NetJets, Inc. So long as Mr. Swanson is Executive Chairman of the Board, he is entitled to use the Company's airplanes for personal use for up to 35% of the available flight time in any year. To the extent use of the airplanes results in imputed taxable income to Mr. Swanson, the Company will make additional payments to him, so that the net effect is the same as if no income were imputed to him.

If payments to Mr. Swanson under his employment agreement (together with any other payments or benefits Mr. Swanson receives) would trigger the excise tax provisions of Sections 280G and 4999 of the Code upon change of control of the Company, Mr. Swanson will be paid an additional amount, so that he receives, net of the excise taxes, the amount he would otherwise have been entitled to receive in their absence.

The following table describes the payments and/or benefits would owed by the Company to Mr. Swanson upon termination of employment in the following situations and for the following reasons.

Compensation and Benefits	Voluntary Resignation	Termination Without Cause	Change-in-Control	Due to Death
Base Salary	$ 425,000	$ 425,000	$ 425,000	--
Annual Incentive	2,445,000	2,445,000	2,445,000	--
Equity Awards				
• Stock Options	--	--	--	--
• Restricted Stock (1)	4,214,600	4,214,600	4,214,600	2,107,300
Health Care Benefits	18,065	18,065	18,065	--

(1) The value of accelerated awards is based on a share price of $32.42 per share as of June 27, 2008 multiplied by the number of awards unvested as of June 29, 2008.

Employment Agreement with Chief Financial Officer

The employment agreement with Mr. Coghlan, the Company's Chief Financial Officer, originally provided for an annual base salary of $285,000 at the time the agreement was entered into. Mr. Coghlan's annual base salary is subject to annual adjustment by the Compensation Committee, and has been subsequently increased to $406,500. He is also entitled to bonuses pursuant to the Company's Senior Executive Bonus Plan.

If Mr. Coghlan is terminated by the Company for any reason other than cause (as defined in his employment agreement), including constructive termination, then he will receive continued payments of his base salary and annual target bonus for six months, and his stock options and restricted stock will immediately vest to the extent they would have vested had he remained employed by the Company for an additional six months. In addition, the Company will pay Mr. Coghlan's group health and dental plan continuation coverage premiums until the earlier of six months from his termination and such time as he and his dependents are covered by similar plans of a new employer.

If, after a change of control (as defined in his employment agreement), Mr. Coghlan is terminated for any reason other than cause (as defined in his employment agreement), again including constructive termination, then 50% of his then unvested stock options and restricted stock will immediately vest, and he will receive continued payments of one year's base salary and 50% of his annual target bonus. In addition, the Company will pay Mr. Coghlan's group health and dental plan continuation coverage premiums until the earlier of twelve months from his termination and such time as he and his dependents are covered by similar plans of a new employer.

If Mr. Coghlan should die while employed by the Company, 50% of his then unvested restricted stock and options will vest immediately.

If payments to Mr. Coghlan under his employment agreement (together with any other payments or benefits he receives) would trigger the excise tax provisions of Sections 280G and 4999 of the Code upon a change in control of the Company, and such payments are less than 3.59 multiplied by his "base amount" (as defined in Section 280G), then the payments will be reduced so that no portion of the payments will be subject to excise tax under Section 4999. If payments under Mr. Coghlan's employment agreement (together with any other payments or benefits he receives) would exceed 3.59 multiplied by his "base amount," then Mr. Coghlan will be paid an additional amount so that he receives, net of the excise taxes, the amount he would otherwise have been entitled to receive in their absence.

The following table describes the payments and/or benefits would be owed by the Company to Mr. Coghlan upon termination of employment in the following situations and for the following reasons.

Compensation and Benefits	Voluntary Resignation	Termination Without Cause	Termination after Change-in-Control	Due to Death
Base Salary	--	$203.250	$ 406,500	--
Annual Incentive	--	820,000	820,000	--
Equity Awards				
• Stock Options	--	--	--	--
• Restricted Stock (1)	--	324,200	1,037,456	1,037,456
Health Care Benefits	--	6,022	12,044	--

(1) The value of accelerated awards is based on a share price of $32.42 per share as of June 27, 2008 multiplied by the number of awards unvested as of June 29, 2008.

Employment Agreement with Chief Technical Officer

The employment agreement with Mr. Dobkin, the Company's Vice President of Engineering and Chief Technical Officer is substantially similar to the employment agreement with Mr. Coghlan, as described above, except that Mr. Dobkin's agreement originally provided for an annual base salary of $280,000, which has been subsequently increased to $357,000.

The following table describes the payments and/or benefits would be owed by the Company to Mr. Dobkin upon termination of employment in the following situations and for the following reasons.

Compensation and Benefits	Voluntary Resignation	Termination Without Cause	Termination after Change-in-Control	Due to Death
Base Salary	--	$178,500	$357,000	--
Annual Incentive	--	275,000	275,000	--
Equity Awards				
• Stock Options	--	--	--	--
• Restricted Stock (1)	--	172,928	562,017	562,017
Health Care Benefits	--	6,022	12,043	--

(1) The value of accelerated awards is based on a share price of $32.42 per share as of June 27, 2008 times the number of awards unvested as of June 29, 2008.

Compensation Committee Interlocks and Insider Participation

No executive officer of the Company served on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions during the last fiscal year.

TRANSACTIONS WITH RELATED PERSONS

In accordance with the Code of Business Conduct and Ethics and the charter for the Audit Committee of the Board of Directors, the Audit Committee reviews and approves in advance in writing any proposed related person transactions. Significant related person transactions, as determined by the Audit Committee, must be reviewed and approved in writing in advance by our Board of Directors. Any such related person transaction will be disclosed in the applicable SEC filing to the extent required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

The Company has entered into change of control agreements with three of its Named Executive Officers. These are discussed under "Executive Compensation — Employment Agreements".

The Company has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's certificate of incorporation and Bylaws. These agreements, among other things, provide for indemnification of the Company's directors and executive officers and reimbursement of many expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by such persons in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provided services at the Company's request.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of the Company's common stock, to file reports of ownership on Form 3 and of changes in ownership on Forms 4 or 5 with the SEC and the Financial Industry Regulatory Authority ("FINRA"). Executive officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

The Company reviews copies of any such forms it receives, as well as written representations from reporting persons that no Forms 5 were required for such persons. Based solely upon this review, the Company believes that its executive officers, directors and ten percent stockholders complied with all applicable Section 16(a) filing requirements during the fiscal year ended June 29, 2008.

AUDIT COMMITTEE REPORT

The following is the Audit Committee's report submitted to the Board of Directors for the fiscal year ended June 29, 2008:

The Audit Committee of the Board of Directors has:

- reviewed and discussed the Company's audited financial statements for the fiscal year ended June 29, 2008 with the Company's management;
- discussed with Ernst & Young LLP, the Company's independent registered public accounting firm, the materials required to be discussed by Statement of Auditing Standard 61; and
- reviewed the written disclosures and the letter from Ernst & Young LLP required by Independent Standards Board No. 1 and discussed with Ernst & Young LLP its independence.

Based on the Audit Committee's review of the matters noted above and its discussions with the Company's independent registered public accounting firm and the Company's management, the Audit Committee has recommended to the Board of Directors that the Company's financial statements for the fiscal year ended June 29, 2008 be included in the Company's 2008 Annual Report on Form 10-K.

Respectfully submitted by:

THE AUDIT COMMITTEE

Thomas S. Volpe, Chairman
David S. Lee
Richard M. Moley

OTHER MATTERS

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

Dated: September 23, 2008

TO OUR STOCKHOLDERS

"Measure us accordingly." We ended our last year's report to our stockholders with those words. We had been altering our end-market emphasis to more traditional diverse analog end-markets such as industrial, communications, auto and military, while lowering our exposure to consumer products. In fiscal 2008 the results were good. We outgrew most of our competitors and we continued our stellar financial performance as we grew sales, earnings per share and cash flow from operations. We increased the weighting of our business in the traditional analog end-markets. Although we lowered our exposure to consumer products, we nevertheless took advantage of technological opportunities in these consumer markets, such as the smart 3G handset area. In fiscal 2008, 72% of our business was in traditional analog end-markets. This percentage has increased from 60% in 2003 to 64% in 2005, 70% in 2007 to the 72% now.


34%
Communications
7%
High-End Consumer
10%
Automotive
32%
Industrial
12%
Computer
5%
Military & Space

COMMITTED TO ANALOG EXCELLENCE

While our end-market direction emphasizes traditional linear markets, our overall strategy remains steadfastly committed to analog excellence: excelling at the highest levels of design innovation, customer problem solving, factory execution, quality and reliability, product timeliness and corporate financial performance.

2008 was a successful year in our continuing pursuit of analog excellence. In the product area we introduced many new products in each of our primary product groups. In the power area we introduced the initial products in a new family of power management ICs directed at portable electronic products that require high current (fast) battery charging, high power

"While our end-market direction emphasizes traditional linear markets, our overall strategy remains steadfastly committed to analog excellence: excelling at the highest levels of design innovation, customer problem solving, factory execution, quality and reliability, product timeliness and corporate financial performance."

efficiency and digital control in a small package. In the lighting area we introduced a LED driver controller providing up to 50 watts for LED headlamps in motor vehicles. We also introduced a multiphase boost controller that is critical to a new generation of fuel injection systems. We added to our μModule™ products, which are state of the art power systems with the form factor and reliability of an integrated circuit. In the signal conditioning product group our new family of high speed fully differential amplifier drivers helps our communications and instrumentation customers to maximize the performance of our high speed analog to digital converters. Finally in the mixed signal area we introduced the industry's first high speed serial interface analog to digital converter for use in basestations and other highly sensitive communication systems.

These new products add to a library of innovative products developed over the years to help customers solve their analog problems while enhancing their own end products. This interface with the customer is critical to our success at Linear. This fiscal year we added significantly to our worldwide field sales team to expand our penetration globally. This strengthened sales team enables us to broaden our exposure into the traditional analog end markets.

In fiscal 2008, our bookings were distributed as follows: 32% in industrial; 34% in communications (9% handsets, 10% infrastructure, 15% networking); 12% in computer; 10% in automotive; 7% in high-end consumer; and 5% in space level and military products. Relative to the geographic distribution of our products; 30% were sold in North America; 18% in Europe; 13% in Japan and 39% in Asia Pacific outside of Japan, where, in addition to indigenous business, a large amount of manufacturing subcontracting takes place.

Manufacturing execution throughout our factories has always been integral to our success. We internally perform 95% of our wafer fabrication, 80% of our assembly and 100% of our testing. This vertical integration enables us to directly ensure outstanding quality and reliability, short lead times and high on-time delivery standards. Our





GREEN GROWTH OPPORTUNITIES »

Energy costs and environmental concerns, along with a need for extended battery life for mobile devices, are generating a focus on power optimization. Our energy-efficient products enable customers to convert power more efficiently, consume less power and extend battery life. Our LED drivers are bringing a new generation of low power lighting to everything from cars and medical instruments to laptops and office lighting. Our products are used in a growing number of automotive electronic systems, including the fast growing market for hybrid and electric vehicles. Network systems and data center equipment use our products to reduce power consumption. And our efficient and precision analog solutions will play a role in driving innovative cleantech markets such as solar, wind and hydrogen.







AUTOMOTIVE EFFICIENCY >

Today's automobiles have ever-increasing demands for improved fuel efficiency and require components with the ability to survive in the harsh automotive environment. Linear Technology excels in developing robust, high quality products that are ideal for automotive applications. Electronics are proliferating in all aspects of automotive design, from engine control and electronic braking and steering, to sophisticated collision detection systems, security, navigation and entertainment systems. In each of these systems, Linear Technology has developed innovative solutions for power management and other key monitoring and signal conditioning functions. And with the push for more fuel-efficient cars, particularly hybrid and electric vehicles, our opportunities are becoming even greater.


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reputation for quality was further enhanced last year when we received the Excellence in Quality Award from Cisco.

FINANCIAL PERFORMANCE

The cumulative benefit of analog excellence is reflected in our financial performance. In a difficult macroeconomic climate we grew revenues 8.5%, substantially more than the overall market grew. This sales growth, aided by an Accelerated Share Repurchase (ASR) that we did at the end of fiscal 2007, whereby we purchased 83.3 million shares, or approximately 27% of our outstanding shares, enabled us to grow EPS 23% over fiscal year 2007. We also maintained our successful margin structure by reporting 48.4% operating margin, similar to last year. However, net income decreased due to lower interest income and higher interest expense on the funds used to finance the ASR. In summary, fiscal 2008 revenues were a record $1.175 billion, net income was $387.6 million, a 33% return on sales, and diluted EPS was a record $1.71, compared with $1.39 in fiscal 2007. Once again the Company generated positive cash flow from operations of $530.3 million versus $478.0 million in fiscal 2007. Cash flow from operations was positive for the 89th consecutive quarter. During the year the Company increased its quarterly dividend payment by 17% from 18¢ per share to 21¢ per share. We initially began paying a dividend in 1992 and have increased it every year since.

Looking forward we see many opportunities to continue our strategy and grow our business. We were $1.2 billion out of a $37 billion analog market in our fiscal 2008. We serve roughly 30% of this market and have approximately 10% market share of this portion. Therefore, we have plenty of headroom to execute our strategy.

THE TREND TOWARD GREEN

In this annual report we have highlighted the global trend to become more energy efficient as an example of the opportunity for us in our traditional analog markets. High oil prices are driving both more efficient oil exploration and driving the automobile industry for more hybrid and electric vehicles. The electronic content of gas driven vehicles is also increasing as mechanical driven functions such as steering and braking become electronic.

Cost management and environment sensitivity is creating demand for lower power consumption, alternate power sources and pollution reduction. These worldwide trends are impacting large scale infrastructure projects and power and heat intensive facilities, such as data server farms, all of which require analog power management and signal measuring products.

> **"Cost management and environment sensitivity is creating demand for lower power consumption, alternate power sources and pollution reduction. These worldwide trends are impacting large scale infrastructure projects and power and heat intensive facilities, such as data server farms, all of which require analog power management and signal measuring products."**

Power efficiency has become very much in vogue. In the area of lighting alone, LEDs for which we make drivers and controllers consume less than 10% of the energy of incandescent and halogen bulbs. Therefore LEDs can drive the same light output with one-tenth the energy in industrial, medical and automotive applications such as high speed scanners, surgical lighting and automobile lighting.

In summary, at Linear our passion is analog excellence in our products, our customer support, our quality and our financial results. Fiscal 2008 was a good year and the opportunity for analog excellence continues. Once again, to our customers and our stockholders, our goal is to be an excellent supplier and an excellent investment. Continue to measure us accordingly.

Sincerely,







ROBERT H. SWANSON, JR.
Executive Chairman

LOTHAR MAIER
Chief Executive Officer

PAUL COGHLAN
Vice President, Finance and
Chief Financial Officer


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POWERING THE COMMUNICATIONS REVOLUTION

In this wireless age of handheld communications, Linear Technology is participating at all levels. Our high speed data converters and high frequency products are designed into the next generation of cellular basestations, our Hot Swap™ and Power over Ethernet products are changing the face of network systems, and our tiny, efficient power management devices are used in the most sophisticated multifunction cell phones. To further simplify the design task, we introduced this year the first in a new family of μModule receivers, combining multiple components in a single chip-like package. This innovative technology significantly simplifies the high speed signal design task for a range of systems, including cellular basestations and precision instrumentation.




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GROWING INDUSTRIAL BASE »

Linear Technology has long been a player in the broad and growing industrial market. Our products' high performance, compact size and precision make them ideal for a broad range of industrial applications. Linear's high performance analog building blocks are key components in such systems as factory automation, industrial process control, medical, instrumentation and security. These applications, ranging from MRI and CAT scan systems and scientific data measurement to GPS location, utilize our precision signal chain, data conversion and power products. And the trend toward compact and portable versions of these end-products is providing even greater opportunities for growth.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 29, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 0-14864

LINEAR TECHNOLOGY CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**94-2778785**
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)
1630 McCarthy Boulevard, Milpitas, California	**95035**
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	(ZIP CODE)

Registrant's telephone number, including area code (408) 432-1900

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered
Common Stock, $0.001 par value	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $4,957,718,000 as of December 28, 2007 based upon the closing sale price on the Nasdaq Global Market reported for such date. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 221,525,390 shares of the registrant's common stock issued and outstanding as of July 25, 2008.

DOCUMENTS INCORPORATED BY REFERENCE:

(1) Items 10, 11, 12 and 14 of Part III incorporate information by reference from the definitive proxy statement (the "2008 Proxy Statement") for the 2008 Annual Meeting of Stockholders, to be filed subsequently.

LINEAR TECHNOLOGY CORPORATION

FORM 10-K
For the Fiscal Year Ended June 29, 2008
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Except for historical information contained in this Form 10-K, certain statements set forth herein, including statements regarding future revenues and profits; future conditions in the Company's markets; availability of resources and manufacturing capacity; resolution of certain tax matters; and the anticipated impact of current and future lawsuits and investigations are forward-looking statements that are dependent on certain risks and uncertainties including such factors, among others, as the timing, volume and pricing of new orders for the Company's products, timely ramp-up of new facilities, the timely introduction of new processes and products, general conditions in the world economy and financial markets and other factors described below. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and variations of such words and similar expressions are intended to identify such forward-looking statements. See "Risks and Competition" in the "Business" section of this Annual Report on Form 10-K for a more thorough list of potential risks and uncertainties.

General

Linear Technology Corporation (together with its consolidated subsidiaries, "Linear Technology" or the "Company") designs, manufactures and markets a broad line of standard high performance linear integrated circuits. The Company's products include high performance amplifiers, comparators, voltage references, monolithic filters, linear regulators, DC-DC converters, battery chargers, data converters, communications interface circuits, RF signal conditioning circuits, µModule™ products, and many other analog functions. Applications for Linear Technology's high performance circuits include telecommunications, cellular telephones, networking products such as optical switches, notebook and desktop computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company is a Delaware corporation; it was organized and incorporated in California in 1981. The Company competes primarily on the basis of performance, functional value, quality, reliability and service.

Available Information

The Company makes available free of charge through its website, *www.linear.com*, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those reports as soon as reasonably practicable after such materials are electronically filed with the Securities and Exchange Commission ("SEC"). These reports may also be requested by contacting Paul Coghlan, Vice President of Finance and Chief Financial Officer, 1630 McCarthy Blvd., Milpitas, CA 95035. The Company's Internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K. In addition, the public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 or may obtain information by calling the SEC at 1-800-SEC-0330. Moreover, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding reports that the Company files electronically with them at *http://www.sec.gov*.

The Linear Circuit Industry

Semiconductor components are the electronic building blocks used in electronic systems and equipment. These components are classified as either discrete devices (such as individual transistors) or integrated circuits (in which a number of transistors and other elements are combined to form a more complicated electronic circuit). Integrated circuits ("ICs") may be divided into two general categories, digital and linear (or analog). Digital circuits, such as memory devices and microprocessors, generally process on-off electrical signals, represented by binary digits, "1" and "0." In contrast, linear integrated circuits monitor, condition, amplify or transform continuous analog signals associated with physical properties, such as temperature, pressure, weight, light, sound or speed, and play an important role in bridging between real world phenomena and a variety of electronic systems. Linear integrated circuits also provide voltage regulation and power control to electronic systems, especially in hand-held battery powered systems where battery management and high power efficiency are needed.

The Company believes that several factors generally distinguish the linear integrated circuit business from the digital integrated circuit business, including:

Importance of Individual Design Contribution. The Company believes that the creativity of individual design engineers is of particular importance in the linear integrated circuit industry. The design of a linear integrated circuit generally involves greater variety and less repetition of integrated circuit elements than digital design. In addition, the interaction of linear integrated circuit elements is complex, and the exact placement of these elements in the integrated circuit is critical to the circuit's precision and performance. Computer-aided engineering and design tools for linear integrated circuits are not as accurate in modeling circuits as those tools used for designing digital circuits. As a result, the contributions of a relatively small number of individual design engineers are generally of greater importance in the design of linear integrated circuits than in the design of digital circuits.

Smaller Capital Requirements. Digital circuit design attempts to minimize device size and maximize speed by increasing circuit densities. The process technology necessary for increased density requires very expensive wafer fabrication equipment. In contrast, linear integrated circuit design focuses on precise matching and placement of integrated circuit elements, and linear integrated circuits often require large feature sizes to achieve precision and high voltage operation. Accordingly, the linear integrated circuit manufacturing process generally requires smaller initial capital expenditures, particularly for photomasking equipment and clean room facilities, and less frequent replacement of manufacturing equipment because the equipment has, to date, been less vulnerable to technological obsolescence.

Market Diversity; Relative Pricing Stability. Because of the varied applications for linear integrated circuits, manufacturers typically offer a greater variety of device types to a more diverse group of customers, who typically have smaller volume requirements per device. As a result, linear integrated circuit manufacturers are often less dependent upon particular products or customers; linear integrated circuit markets are generally more fragmented; and competition within those markets tends to be more diffused.

The Company believes that competition in the integrated linear market is particularly dependent upon performance, functional value, quality, reliability and service. As a result, linear integrated circuit pricing has generally been more stable than most digital circuit pricing.

Products and Markets

Linear Technology produces a wide range of products for a variety of customers and markets. The Company emphasizes standard products and multi-customer application specific products to address larger markets and to reduce the risk of dependency upon a single customer's requirements. The Company targets the high performance segment of the analog integrated circuit market. "High performance" may be characterized by higher precision, higher efficiency, lower noise, higher speed, more subsystem integration on a single chip and many other special features. The Company focuses virtually all of its design efforts on proprietary products, which at the time of introduction are original designs by the Company offering unique characteristics differentiating them from those offered by competitors.

Although the types and mix of linear products vary by application, the principal product categories are as follows:

Amplifiers — These circuits amplify the output voltage or current of a device. The amplification represents the ratio of the output voltage or current to the input voltage or current. The most widely used device is the operational amplifier due to its versatility and precision.

High Speed Amplifiers — These amplifiers are used to amplify signals from 5 megahertz to several hundred megahertz for applications such as video, fast data acquisition and communications.

Voltage Regulators — Voltage regulators deliver a tightly controlled voltage to power electronic systems. This category of product consists primarily of two types, the linear regulator and the switch-mode regulator.

Switch-mode regulators are also used to convert voltage up or down within an electronic system for power management and battery charging.

Voltage References — These circuits serve as electronic benchmarks providing a constant voltage for measurement systems usage. Precision references have a constant output independent of input, temperature changes or time.

Interface — Interface circuits act as an intermediary to transfer digital signals between or within electronic systems. These circuits are used in computers, modems, instruments and remote data acquisition systems.

Data Converters — These circuits change linear (analog) signals into digital signals, or visa versa, and are often referred to as data acquisition subsystems, A/D converters and D/A converters. The accuracy and speed with which the analog signal is converted to its digital counterpart (and visa versa) is considered a key characteristic for these devices. Low speed data converters may have resolution up to 24 bits, while high speed converters may operate in the region of 100's of megahertz sample rate.

Radio Frequency Circuits — These circuits include mixers, modulators, demodulators, amplifiers, drivers, and power detectors and controllers. They are used in wireless and cable infrastructure, cellphones, and wireless data communications infrastructure.

DC/DC µModule Power Systems — A DC/DC µModule simplifies the design of a complex DC/DC regulator circuit by integrating a complete circuit into a protective and encapsulated package that is tiny, thin and light-weight. These devices are so small that they resemble a surface-mount IC. The customer design requires limited knowledge of analog and DC/DC regulator circuits and allows a quick time-to-market power supply solution for digital systems using FPGAs, ASICs, DSPs, or microcontrollers.

Signal Chain Modules — Complete signal chain functions utilizing data converters, filter, amplifiers, RF circuits, and related passive components are encapsulated as SiP (System in a Package) modules. Signal Chain modules simplify the design and eliminate board layout problems and individual component selection for high performance systems, while requiring only normal IC handling and board manufacturing processes.

Other — Other linear circuits include buffers, battery monitors, motor controllers, hot swap circuits, comparators, sample-and-hold devices, drivers and filters (both switched capacitor and continuous time) which are used to limit and/or manipulate signals in such applications as cellular telephones, base stations, navigation systems and industrial applications.

Linear circuits are used in various applications including telecommunications, cellular telephones, networking products such as power over Ethernet switches, notebook computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, global positioning systems, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company focuses its product development and marketing efforts on high performance applications where the Company believes it can position itself competitively with respect to product performance and functional value. The following table sets forth examples of product families by end-market application and end-market:

Market	End Applications/Products	Example Product Families
Industrial	Flow or rate metering	
	Position/pressure/temperature sensing and controls	
	Robotics	
	Energy management	
	Process control data communication	
	Factory automation	
	Security and surveillance system	
	Curve tracers	Data acquisition products
	Logic analyzers	High performance operational amplifiers
	Multimeters	

Market	End Applications/Products	Example Product Families
	Oscilloscopes	Interface (RS 485/232) products
	Test equipment	Instrumentation amplifiers
	Voltmeters	Line drivers
	Network analyzers	Line receivers
	Weighing scales	Precision comparators
	Analytic instruments	Precision voltage references
	Gas chromatographs	Monolithic filters
	EKG, CAT scanners	Switching voltage regulators
	DNA analysis	Voltage references
	Blood analyzers	Hot swap circuits
	Infusion pumps	DC-DC converters
		DC/DC μModule Power Systems
Space/Military	Communications	
	Satellites	
	Guidance and navigation systems	
	Displays	
	Firing controls	
	Ground support equipment	
	Sonar systems	
	Surveillance equipment	
	Ordnance	
	Radar systems	
	GPS	
Automotive	Entertainment systems	
	Navigation systems	
	Daytime running lights	
	Dashboard instrumentation	
	Emission controls	
	Safety systems	
	Collision avoidance systems	
Communications	Cellular phones	DC — DC converters
	Cellular basestations (CDMA/ WCDMA/GSM/3G)	V.35 transceivers
		High-speed amplifiers
	Point-to-point wireless modems	Line drivers
	Modems/fax machines	Line receivers
	PBX switches	Low noise operational amplifiers
	Optical networking	Micropower products
	ADSL modems	Power management products
	Channel service unit/data service units	Switched capacitor filters
	Cable modems	Voltage references
	Internet appliances	Voltage regulators
	Servers	Data acquisition products
	Routers	Hot Swap controllers
	Switches	Multi-protocol circuits
	Power over Ethernet	Thermoelectric coolers
	Wireless Access Points	Power amplifier controllers
		Mixers/Modulators/Demodulators
		Battery chargers

Market	End Applications/Products	Example Product Families
		Power over Ethernet controllers
		Multi-Phase switching regulators
Computer/High-End Consumer	Communications/interface modems	Battery chargers
	Disk drives	DC — DC converters
	Notebook computers	Data acquisition products
	Desktop computers	Hot Swap controllers
	Workstations	Line drivers
	LCD monitors	Line receivers
	Plotters/printers	Low drop out linear regulators
	Digital still cameras	Micropower products
	High Definition TVs	Multi-Phase switching regulators
	Handheld PCs	PCMCIA power switching
	Battery chargers	Power management
	Electronic Toys	Power sequencing/monitoring
	Video/multimedia systems	DC/DC μModule Power Systems
	MP3 players	
	Satellite radios	
	Digital video recorders	
	Set top boxes/ Satellite receivers	
	Plasma and LCD display TVs	
	Bluetooth headsets	
	Hand-held GPS units	
	Tablet PCs	
	PDAs	

Marketing and Customers

The Company markets its products worldwide primarily through a direct sales staff and through electronics distributors to a broad range of customers in diverse industries. The Company sells to over 15,000 Original Equipment Manufacturer ("OEM") customers directly and/or through the sales distributor channel. Distributor and direct customers generally buy on an individual purchase order basis, rather than pursuant to long-term agreements. The Company's primary domestic distributor, Arrow Electronics, accounted for 12% of revenues during fiscal year 2008 and 13% of accounts receivable as of fiscal year 2008 year-end; 14% of revenues during fiscal year 2007 and 16% of accounts receivable as of fiscal year 2007 year-end; and 14% of revenues during fiscal year 2006 and 15% of accounts receivable as of fiscal year 2006 year-end. Distributors are not end customers, but rather serve as a channel of sale to many end users of the Company's products. No other distributor or customer accounted for 10% or more of revenues for fiscal years 2008, 2007 or 2006. No other distributor or customer accounted for 10% or more of accounts receivable as of fiscal years 2008, 2007 and 2006 year-ends.

The Company's products typically require a sophisticated technical sales effort. The Company's sales organization is divided into domestic and international regions. The Company's sales offices located in the United States are in the following metropolitan areas: Cedar Rapids, Chicago, Cleveland, Columbus, Detroit, Indianapolis, Kansas City, Milwaukee, Minneapolis, St. Louis, Baltimore, Boston, Hartford, Philadelphia, Richmond, Sacramento, San Jose, Denver, Portland, Salt Lake City, Seattle, Atlanta, Austin, Dallas, Houston, Huntsville, Orlando, Raleigh, Tampa, Irvine, Los Angeles, Phoenix and San Diego. Internationally, the Company has sales offices in: Ascheberg, Helsinki, London, Lyon, Milan, Munich, Paris, Stockholm, Stuttgart, Sydney, Beijing, Hong Kong, Nagoya, Osaka, Seoul, Shanghai, Shenzhen, Singapore, Taipei, Tokyo, Montreal, Ottawa, Toronto, Calgary and Vancouver.

The Company has agreements with one independent sales representative in the United States and one in South America. Commissions are paid to sales representatives upon shipments either directly from the Company or through distributors. The Company has agreements with three independent distributors in North America, six in Europe, three in China, seven in Japan, three in Taiwan, two in India, and one each in Korea, Singapore, Malaysia, Thailand, South Africa, Philippines, Israel, Brazil, Australia, and New Zealand.

The Company's agreements with domestic distributors allow for price protection on certain distribution inventory if the Company lowers the prices of its products. The domestic distributor agreements also generally permit distributors to exchange up to 3% of certain purchases on a quarterly basis. The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. The agreements generally permit distributors to exchange up to 5% of eligible purchases on a semi-annual basis. See Critical Accounting Policies and Note 1 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which contains information regarding the Company's revenue recognition policy.

During fiscal years 2008, 2007 and 2006, export sales were to Europe, Japan and Rest of the World ("ROW"), which is primarily Asia excluding Japan, and represented approximately 70%, 68% and 70% of revenues, respectively. Because the Company's export sales are billed and payable in United States dollars, export sales are generally not directly subject to fluctuating currency exchange rates. Although export sales are subject to certain control restrictions, including approval by the Office of Export Administration of the United States Department of Commerce, the Company has not experienced any material difficulties relating to such restrictions. During fiscal years 2008, 2007 and 2006, domestic revenues were $346.8 million or 30% of revenues, $345.0 million or 32% of revenues, and $332.6 million or 30% of revenues, respectively.

The Company's backlog of released and firm orders was approximately $122.5 million at June 29, 2008 as compared with $112.2 million at July 1, 2007. In addition to its backlog, the Company had $35.2 million of products sold to and held by domestic distributors at June 29, 2008 as compared to $36.2 million at July 1, 2007. Generally, shipments to domestic distributors are not recognized as revenues until the distributor has sold the products to its customers. The Company defines backlog as consisting of distributor stocking orders and OEM orders for which a delivery schedule has been specified by the OEM customer for product shipment within six months. Although the Company receives volume purchase orders, most of these purchase orders are cancelable, generally outside of thirty days of delivery, by the customer without significant penalty. Lead-time for the release of purchase orders depends upon the scheduling practices of the individual customer and the availability of individual products, so the rate of booking new orders varies from month to month. The ordering practices of many semiconductor customers has shifted from a practice of placing orders with delivery dates extending over several months to the practice of placing orders with shorter delivery dates in concert with the Company's lead times. Also, the Company's agreements with certain distributors provide for price protection. Consequently, the Company does not believe that its backlog at any time is necessarily representative of actual sales for any succeeding period.

In the operating history of the Company, seasonality of business has not been a material factor, although the results of operations for the first fiscal quarter of each year are impacted slightly by customary summer holidays, particularly in Europe.

The Company warrants that its products, until they are incorporated in other products, are free from defects in workmanship and materials and conform to the Company's published specifications. Warranty expense has been nominal to date. Refer to Note 1 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which contains information regarding the Company's warranty policy.

Manufacturing

The Company's wafer fabrication facilities are located in Camas, Washington ("Camas") and Milpitas, California ("Hillview"). Each facility was built to Company specifications to support a number of sophisticated process technologies and to satisfy rigorous quality assurance and reliability requirements of United States military specifications and major worldwide OEM customers. In addition to wafer fabrication facilities, the Company has an assembly facility located in Malaysia and a test and distribution facility located in Singapore. All of the Company's wafer fabrication, assembly, and test facilities have received ISO 9001, TS 16949 and ISO 14001 certifications.

The Company's wafer fabrication facilities located in Camas and Hillview produce six-inch diameter wafers for use in the production of the Company's devices. The Company currently uses similar manufacturing processes in both its Camas and Hillview facilities.

The Company's basic process technologies include high-speed bipolar, high gain low noise bipolar, radio frequency bipolar, silicon gate complementary metal-oxide semiconductor ("CMOS") and BiCMOS. The Company also has two proprietary complementary bipolar processes. The Company's bipolar processes are typically used in linear integrated circuits where high voltages, high power, high frequency, low noise or effective component matching is necessary. The Company's proprietary silicon gate CMOS processes provide switch characteristics required for many linear integrated circuit functions, as well as an efficient mechanism for combining linear and digital circuits on the same chip. The Company's CMOS processes were developed to address the specific requirements of linear integrated circuit functions. The complementary bipolar processes were developed to address higher speed analog functions. The Company's basic processes can be combined with a number of adjunct processes to create a diversity of IC components. A minor portion of the Company's wafer manufacturing, particularly very small feature size CMOS products, is done at two independent foundries. The accompanying chart provides a brief overview of the Company's IC process capabilities:

Process Families	Benefits/ Market Advantages	Product Application
P-Well SiGate CMOS	General purpose, stability	Switches, filters, data conversion, chopper amplifiers
N-Well SiGate CMOS	Speed, density, stability	Switches, data conversion
Bi-CMOS	Speed, density, stability, flexibilities	Data conversion
High Power Bipolar	Power (100 watts), high current (10 amps)	Linear and smart power products, switching regulators
Low Noise Biploar	Precision, low current, low noise, high gain	Op amps, voltage references
High Speed Bipolar	Fast, wideband, video high data rate	Op amps, video, comparators, switching regulators
JFETS	Speed, precision, low current	Op amps, switches, sample and hold
Rad-Hard	Total dose radiation hardened	All space products
Complementary Bipolar	Speed, low distortion, precision	Op amps, video amps, converters
CMOS/ Thin Films	Stability, precision	Filters, data conversion
High Voltage CMOS	High voltage general purpose compatible with Bipolar	Switches, chopper amplifiers
Bipolar/ Thin Films	Precision, stability, matching	Converters, amplifiers
RF Bipolar	High speed, low power	RF wireless, high speed data communications

The Company emphasizes quality and reliability from initial product design through manufacturing, packaging and testing. The Company's design team focuses on fault tolerant design and optimum location of integrated circuit elements to enhance reliability. Linear Technology's wafer fabrication facilities have been designed to minimize wafer handling and the impact of operator error through the use of microprocessor-controlled equipment. The Company has received Defense Supply Center, Columbus (DSCC,) Jan Class S Microcircuit Certification, which enables the Company to manufacture products intended for use in space or for critical applications where replacement is extremely difficult or impossible and where reliability is imperative. The Company has also received MIL-PRF-38535 Qualified Manufacturers Listing (QML) certification for military products from DSCC.

Processed wafers are sent to either the Company's assembly facility in Penang, Malaysia or to offshore independent assembly contractors where the wafers are separated into individual circuits and packaged. The Penang facility opened in fiscal year 1995 and serviced approximately 80% to 85% of the Company's assembly requirements for plastic packages during fiscal year 2008. The Company's primary subcontractors are UTAC, located in Thailand; and Carsem Sdn, located in Malaysia. The Company also maintains domestic assembly operations to satisfy particular customer requirements, especially those for military applications, and to provide rapid turnaround for new product development.

After assembly, most products are sent to the Company's Singapore facility for final testing, inspection and packaging as required. The Singapore facility opened in fiscal year 1990. Some products are returned to Milpitas for the same back-end processing. The Company's Singapore facility serves as a major warehouse and distribution center with the bulk of the Company's shipments to end customers originating from this facility.

Manufacturing of individual products, from wafer fabrication through final testing, may take from eight to sixteen weeks. Since the Company sells a wide variety of device types, and customers typically expect delivery of products within a short period of time following order, the Company maintains a substantial work-in-process and finished goods inventory.

Based on its anticipated production requirements, the Company believes it will have sufficient available resources and manufacturing capacity for fiscal year 2009.

Patents, Licenses and Trademarks

The Company has been awarded 439 United States and international patents and has considerable pending and published patent applications outstanding. Although the Company believes that these patents and patent applications may have value, the Company's future success will depend primarily upon the technical abilities and creative skills of its personnel, rather than on its patents.

The Company relies on patents, trademarks, international treaties and organizations, and foreign laws to protect and enforce its intellectual property. The Company continually assesses whether to seek formal protection for particular innovations and technologies, such litigation is likely to be expensive and time consuming to resolve. In addition, such litigation can result in the diversion of management's time and attention away from business operations. As is common in the semiconductor industry, the Company has at times been notified of claims that it may be infringing patents issued to others. If it appears necessary or desirable, the Company may seek licenses under such patents, although there can be no assurance that all necessary licenses can be obtained by the Company on acceptable terms. In addition, from time to time the Company may negotiate with other companies to license patents, products or process technology for use in its business.

Research and Development

The Company's ability to compete depends in part upon its continued introduction of technologically innovative products on a timely basis. To facilitate this need, the Company has organized its product development efforts into four groups: two power product groups (D power and S power); mixed signal products; and signal conditioning products including high frequency products. Linear Technology's product development strategy emphasizes a broad line of standard products to address a diversity of customer applications. The Company's research and development ("R&D") efforts are directed primarily at designing and introducing new products and to a lesser extent developing new processes and advanced packaging.

As of June 29, 2008, the Company had 1,106 employees involved in research, development and engineering related functions, as compared to 1,022 employees at the end of fiscal year 2007. The Company is committed to investing in the technology development of analog circuits as shown by its year-over-year increases in R&D spending and design engineering headcount. In recent years, the Company has opened remote design centers throughout the United States, Singapore, Malaysia and Germany as part of the Company's strategy of obtaining and retaining analog engineering design talent. For fiscal years 2008, 2007, and 2006, the Company spent approximately $197.1 million, $183.6 million and $160.8 million, respectively, on R&D. The increase in R&D expenses in fiscal year 2008 over fiscal year 2007 was primarily due to increases in profit sharing and labor expense due to increased headcount.

Government Contracts

The Company currently has no material U.S. Government contracts.

Employees

As of June 29, 2008, the Company had 4,173 employees, including 454 in marketing and sales, 1,106 in research, development and engineering related functions, 2,508 in manufacturing and production, and 105 in management, administration and finance. The Company has never had a work stoppage, no employees are represented by a labor organization, and the Company considers its employee relations to be good.

Executive Officers of the Registrant

The executive officers of the Company, and their ages as of August 1, 2008, are as follows:

Name	Age	Position
Robert H. Swanson, Jr.	69	Executive Chairman of the Board of Directors
Lothar Maier	53	Chief Executive Officer
Paul Chantalat	58	Vice President Quality and Reliability
Paul Coghlan	63	Vice President of Finance and Chief Financial Officer; Secretary
Robert C. Dobkin	64	Vice President of Engineering and Chief Technical Officer
Alexander R. McCann	42	Vice President and Chief Operating Officer
Richard Nickson	58	Vice President of North American Sales
David A. Quarles	42	Vice President of International Sales
Donald Paulus	51	Vice President and General Manager, D Power Products
Steve Pietkiewicz	48	Vice President and General Manager, S Power Products
Robert Reay	47	Vice President and General Manager, Mixed Signal Products
Erik M. Soule	44	Vice President and General Manager, Signal Conditioning Products

Mr. Swanson, a founder of the Company, has served as Executive Chairman of the Board of Directors since January 2005. Prior to that time he served as Chairman of the Board of Directors and Chief Executive Officer since April 1999, and prior to that time as President, Chief Executive Officer and a director of the Company since its incorporation in September 1981. From August 1968 to July 1981, he was employed in various positions at National Semiconductor Corporation ("National"), a manufacturer of integrated circuits, including Vice President and General Manager of the Linear Integrated Circuit Operation and Managing Director in Europe. Mr. Swanson has a B.S. degree in Industrial Engineering from Northeastern University.

Mr. Maier was named Chief Executive Officer of Linear Technology in January 2005. Prior to that, Mr. Maier served as the Company's Chief Operating Officer from April 1999 to January 2005. Before joining Linear Technology, Mr. Maier held various management positions at Cypress Semiconductor Corp. from July 1983 to March 1999, most recently as Senior Vice President and Executive Vice President of Worldwide Operations. He holds a B.S. degree in Chemical Engineering from the University of California at Berkeley.

Mr. Chantalat has served as Vice President of Quality and Reliability since July 1991. From January 1989 to July 1991, he held the position of Director of Quality and Reliability. From July 1983 to January 1989, he held the position of Manager of Quality and Reliability. From February 1976 to July 1983, he was employed in various positions at National where his most recent position was Group Manager of Manufacturing Quality Engineering. Mr. Chantalat received a B.S. and an M.S. in Electrical Engineering from Stanford University in 1970 and 1972, respectively.

Mr. Coghlan has served as Vice President of Finance and Chief Financial Officer of the Company since December 1986. From October 1981 until joining the Company, he was employed in various positions at GenRad, Inc., a manufacturer of automated test equipment, including Corporate Controller, Vice President of Corporate Quality and most recently Vice President and General Manager of the Structural Test Products Division. Before joining GenRad, Inc., Mr. Coghlan was associated with Price Waterhouse & Company in the United States and Paris, France for twelve years. Mr. Coghlan received a B.A. from Boston College in 1966 and an MBA from Babson College in 1968.

Mr. Dobkin, a founder of the Company, has served as Vice President of Engineering and Chief Technical Officer since April 1999, and as Vice President of Engineering from September 1981 to April 1999. From January 1969 to July 1981, he was employed in various positions at National, where his most recent position was Director of Advanced Circuit Development. Mr. Dobkin has extensive experience in linear integrated circuit design. Mr. Dobkin attended the Massachusetts Institute of Technology.

Mr. McCann was named Chief Operating Officer of Linear Technology in January 2005, prior to that Mr. McCann served as Vice President of Operations since January 2004. Prior to joining Linear, he was Vice President of Operations at NanoOpto Corporation in Somerset, NJ from July 2002 to December 2003, Vice President of Worldwide Operations at Anadigics Inc. in Warren, NJ from December 1998 to June 2002 and held various management positions at National Semiconductor UK Ltd. from August 1985 to September 1998. Mr. McCann received a B.S. (equivalent) in Electrical and Electronic Engineering in 1985 from James Watt College and an MBA in 1998 from the University of Glasgow Business School.

Mr. Nickson has served as Vice President of North American Sales since October 2001. From July 2001 until October 2001 he was Director of USA Sales. From February 1998 until July 2001, he was European Sales Director. From August 1993 until January 1998, he held the position of Northwest Area Sales Manager. From April 1991 to August 1993, he was President and Co-founder of Focus Technical Sales. From August 1983 to April 1991, he served with National in various positions where his most recent position was Vice President of North American Sales. Mr. Nickson was Founder and President of Micro-Tex, Inc. from June 1980 to August 1983. Prior to 1980, Mr. Nickson spent seven years in semiconductor sales, including four years with Texas Instruments. He received a B.S. in Mathematics from Illinois Institute of Technology in 1971.

Mr. Quarles has served as Vice President of International Sales since August 2001. From October 2000 to August 2001, he held the position of Director of Marketing. From July 1996 to September 2000, he held the position of Director of Asia-Pacific Sales stationed in Singapore. From June 1991 to July 1996, he worked as a Sales Engineer and later as District Sales Manager for the Bay Area sales team. Prior to Linear, Mr. Quarles worked two years as a Sales Engineer at National. Mr. Quarles received a B.S. in Electrical Engineering in 1988 from Cornell University.

Mr. Paulus has served as Vice President and General Manager of D Power Products since June 2003. He joined the Company in October 2001 as Director of Satellite Design Centers. Prior to joining the Company, he was a founder of Integrated Sensor Solutions, Inc. ("ISS") serving as Vice President of Engineering and Chief Operating Officer from November 1991 to August 1999. ISS was acquired by Texas Instruments, Inc. ("TI") in 1999, and Mr. Paulus served as TI's General Manager, Automotive Sensors and Controls in San Jose until October 2001. Prior to ISS, Mr. Paulus served in various engineering and management positions with Sierra Semiconductor from February 1989 to November 1991, Honeywell Signal Processing Technologies from December 1984 to February 1989, and Bell Laboratories from June 1979 to December 1984. Mr. Paulus received a B.S. in Electrical Engineering from Lehigh University, an M.S. in Electrical Engineering from Stanford University and an MBA from the University of Colorado.

Mr. Pietkiewicz has served as Vice President and General Manager of S Power Products since July 2007 and as General Manager of S Power Products since April 2005. From March 1995 until April 2005 he was a Design Engineering Manager responsible for switching regulator and linear regulator integrated circuits. Mr. Pietkiewicz began his employment at LTC as a design engineer in December 1987 after serving as a design engineer at Precision Monolithics, Inc. from May 1981 until July 1985, and Analog Devices Inc. from July 1985 until December 1987. Mr. Pietkiewicz received his BSEE degree from the University of California at Berkeley in 1981.

Mr. Reay has served as Vice President and General Manager of Mixed Signal Products since January 2002 and as General Manager of Mixed Signal Products since November 2000. From January 1992 to October 2000 he was the Design Engineering Manager responsible for a variety of product families including interface, supervisors, battery chargers and hot swap controllers. Mr. Reay joined Linear Technology in April 1988 as a design engineer after spending four years at GE Intersil. Mr. Reay received a B.S. and M.S. in Electrical Engineering from Stanford University in 1984.

Mr. Soule has served as Vice President and General Manager of Signal Conditioning Products since July 2007 and as General Manager of Signal Conditioning Products since October 2004. He joined the Company in September 2002 as Product Marketing Manager of Signal Conditioning Products. Prior to Linear, Mr. Soule was Director of Marketing at Sensory, Inc. from 1997 to 2002. Prior to Sensory, he held various engineering and management positions at National from 1994 to 1997 and from 1986 to 1990 and Avocet, Inc from 1990 to 1994. Mr. Soule received a B.S. in Electrical Engineering from Rensselaer Polytechnic Institute in 1986 and an MBA from San Jose State University in 1996.

ITEM 1A. RISK FACTORS

A description of the risk factors associated with the Company's business is set forth below. In addition to the risk factors discussed below, see "Factors Affecting Future Operating Results" included in "Management's Discussion and Analysis" for further discussion of other risks and uncertainties that may affect the Company.

Downturns in the business cycle could adversely affect our revenues and profitability.

The semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The cyclical nature of the semiconductor industry may cause us to experience substantial period-to-period fluctuations in our results of operations. The growth rate of the global economy is one of the factors affecting demand for semiconductor components. Many factors could adversely affect regional or global economic growth including increased price inflation for goods, services or materials, rising interest rates in the United States and the rest of the world, a significant act of terrorism which disrupts global trade or consumer confidence, geopolitical tensions including war and civil unrest, reduced levels of economic activity, or disruptions of international transportation.

Typically, our ability to meet our revenue goals and projections is dependent to a large extent on the orders we receive from our customers within the period and by our ability to match inventory and current production mix with the product mix required to fulfill orders on hand and orders received within a period for delivery in that period. Because of this complexity in our business, no assurance can be given that we will achieve a match of inventory on hand, production units, and shippable orders sufficient to realize quarterly or annual revenue and net income goals.

Volatility in customer demand in the semiconductor industry could affect future levels of sales and profitability and limit our ability to predict such levels.

Historically, we have maintained low lead times, which has enabled customers to place orders close to their true needs for product. In defining our financial goals and projections, we consider inventory on hand, backlog, production cycles and expected order patterns from customers. If our estimates in these areas become inaccurate, we may not be able to meet our revenue goals and projections. In addition, some customers require us to manufacture product and have it available for shipment, even though the customer is unwilling to make a binding commitment to purchase all, or even some, of the products. As a result, in any quarterly fiscal period we are subject to the risk of cancellation of orders leading to a fall-off of sales and backlog. Further, those orders may be for products that meet the customer's unique requirements so that those cancelled orders would, in addition, result in an inventory of unsaleable products, and thus potential inventory write-offs. We routinely estimate inventory reserves required for such products, but actual results may differ from these reserve estimates.

We generate revenue from thousands of customers worldwide and our revenues are diversified by end-market and geographical region. However, the loss of, or a significant reduction of purchases by a portion of our customer base could adversely affect our results of operations. We can lose a customer due to a change in the customer's design or purchasing practices. In addition, the timing of customers' inventory adjustments may adversely affect our results of operations.

We may be unsuccessful in developing and selling new products required to maintain or expand our business.

The markets for our products depend on continued demand for our products in the communications, industrial, computer, high-end consumer and automotive end-markets. The semiconductor industry is characterized by rapid technological change, variations in manufacturing efficiencies of new products, and significant expenditures for capital equipment and product development. New product introductions are a critical factor for future sales growth and sustained profitability and can present significant business challenges because product development commitments and expenditures must be made well in advance of the related revenues. The success of a new product depends on a variety of factors including accurate forecasts of long-term market demand and future technological developments, timely and efficient completion of process design and development, timely and efficient implementation of manufacturing and assembly processes, product performance, quality and reliability of the product, and effective marketing, sales and service.

Although we believe that the high performance segment of the linear integrated circuit market is generally less affected by price erosion or by significant expenditures for capital equipment and product development than other semiconductor market sectors, future operating results may reflect substantial period-to-period fluctuations due to these or other factors.

Our manufacturing operations may be interrupted or suffer yield problems.

We rely on our internal manufacturing facilities located in California and Washington to fabricate most of our wafers, although we depend on outside silicon foundries for a small portion (less than 5%) of our wafer fabrication. We could be adversely affected in the event of a major earthquake, which could cause temporary loss of capacity, loss of raw materials, and damage to manufacturing equipment. Additionally, we rely on our internal and external assembly and testing facilities located in Singapore and Malaysia. We are subject to economic and political risks inherent to international operations, including changes in local governmental policies, currency fluctuations, transportation delays and the imposition of export controls or increased import tariffs. We could be adversely affected if any such changes are applicable to our foreign operations.

Our manufacturing yields are a function of product design and process technology, both of which are developed by us. The manufacture and design of integrated circuits is highly complex. We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, equipment malfunctioning, construction delays, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues or increases in fixed costs. To the extent we do not achieve acceptable manufacturing yields or there are delays in wafer fabrication, our results of operations could be adversely affected. In addition, operating expenses related to increases in production capacity may adversely affect our operating results if revenues do not increase proportionately.

Our dependence on third party foundries and other manufacturing subcontractors may cause delays beyond our control in delivering our products to our customers.

A portion of our wafers (approximately 15% to 20%) are processed offshore by independent assembly subcontractors located in Malaysia and Thailand. These subcontractors separate wafers into individual circuits and assemble them into various finished package types. Reliability problems experienced by our assemblers could cause problems in delivery and quality, resulting in potential product liability to us. We could also be adversely affected by political disorders, labor disruptions, and natural disasters in these locations.

We are dependent on outside silicon foundries for a small portion (less than 5%) of our wafer fabrication. As a result, we cannot directly control delivery schedules for these products, which could lead to product shortages, quality assurance problems and increases in the cost of our products. We may experience delays in delivering our products to our customers. If these foundries are unable or unwilling to produce adequate supplies of processed wafers conforming to our quality standards, our business and relationships with our customers for the limited quantities of products produced by these foundries could be adversely affected. Finding alternate sources of supply or initiating internal wafer processing for these products may not be economically feasible. In addition, the manufacture of our products is a highly complex and precise process, requiring production in a highly controlled environment. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by a third party foundry could adversely affect the foundry's ability to achieve acceptable manufacturing yields and product reliability.

We rely on third party suppliers for materials, supplies, and subcontract services that may not have adequate capacity to meet our product delivery requirements.

The semiconductor industry has experienced a very large expansion of fabrication capacity and production worldwide over time. As a result of increasing demand from semiconductor and other manufacturers, availability of certain basic materials and supplies, such as chemicals, gases, polysilicon, silicon wafers, ultra-pure metals, lead frames and molding compounds, and of subcontract services, like epitaxial growth, ion implantation and assembly of integrated circuits into packages, have from time to time, over the past several years, been in short supply and could come into short supply again if overall industry demand continues to increase in the future. In addition, from time to time natural disasters can lead to a shortage of some of the above materials due to disruption of the manufacturer's production. We do not have long-term agreements providing for all of these materials, supplies, and services, and shortages could occur as a result of capacity limitations or production constraints on suppliers that could have a materially adverse effect on our ability to achieve our planned production.

A number of our products use components that are purchased from third parties. Supplies of these components may not be sufficient to meet all customer requested delivery dates for products containing the components, which could adversely affect future sales and earnings. Additionally, significant fluctuations in the purchase price for these components could affect gross margins for the products involved. Suppliers could also discontinue the manufacture of such purchased products or could have quality problems that could affect our ability to meet customer commitments. In addition, suppliers of semiconductor manufacturing equipment are sometimes unable to deliver test and/or fabrication equipment to a schedule or equipment performance specification that meets our requirements. Delays in delivery of equipment needed for growth could adversely affect our ability to achieve our manufacturing and revenue plans in the future.

We are exposed to business, economic, political and other risks through our significant worldwide operations.

For the fiscal year ended June 29, 2008, 70% of our revenues were derived from customers in international markets. Also, we have test and assembly facilities outside the United States in Singapore and Malaysia. Accordingly, we are subject to the economic and political risks inherent in international operations and their impact on the United States economy in general, including the risks associated with ongoing uncertainties and political and economic instability in many countries around the world as well as the economic disruption from acts of terrorism, and the response to them by the United States and its allies.

We are a party to private litigation and governmental investigations related to our historical stock option granting practices, in which an unfavorable outcome could have a material adverse effect on our financial results for a particular period or the trading price for our securities.

Several lawsuits have been filed against current and former directors and officers relating to our historical stock option granting practices. The Company is named as a nominal defendant in those lawsuits. These actions are in the preliminary stages, and their ultimate outcome could have a material adverse effect on our results of operations or cash flows for a particular period or the trading price for our securities. Litigation is time-consuming, expensive and disruptive to our normal business operations, and outcomes are difficult to predict. The defense of these lawsuits has resulted and will continue to result in significant legal expenditures and diversion of our management's time and attention from business operations. In addition, we have entered into indemnification agreements with our current and former directors and officers, under which we are required to indemnify those persons against expenses, including attorneys' fees, judgments, fines and settlements, payable by them in connection with this litigation, subject to applicable law. If we were required to pay any amounts to satisfy a judgment or in settlement of any of these claims, these amounts may not be covered by insurance.

As previously disclosed, we have also been the subject of informal investigations and inquiries by the Securities and Exchange Commission ("SEC"), the Department of Justice ("DOJ") and the Internal Revenue Service ("IRS"). The SEC has informed us that its investigation concerning our historical stock option grant practices has been completed and that no enforcement action has been recommended. The Company has not been subsequently contacted by the DOJ or IRS. All agencies could seek additional information or documents from us in the future. The Company could also in the future become the subject of additional private or government actions regarding these matters.

For a further discussion on legal matters see *"Legal Proceedings"* in Part I, Item 3 of this Form 10-K.

We may be unable to adequately protect our proprietary rights, which may impact our ability to compete effectively.

Our success depends in part on our proprietary technology. While we attempt to protect our proprietary technology through patents, copyrights and trade secret protection, we believe that our success also depends on increasing our technological expertise, continuing our development of new products and providing comprehensive support and service to our customers. However, we may be unable to protect our technology in all instances, or our competitors may develop similar or more competitive technology independently. We currently hold a number of United States and foreign patents and pending patent applications. However, other parties may challenge or attempt to invalidate or circumvent any patents the United States or foreign governments issue to us or these governments may fail to issue patents for pending applications. In addition, the rights granted or anticipated under any of these patents or pending patent applications may be narrower than we expect or, in fact provide no competitive advantages. Furthermore, effective patent, trademark, copyright, maskwork and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. We may incur significant legal costs to protect our intellectual property.

We also seek to protect our proprietary technology, including technology that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will always be undertaken or will not be breached or that we will have adequate remedies for any breach.

We have received, and may receive in the future, notices of claims of infringement and misappropriation of other parties' proprietary rights. In the event of an adverse decision in a patent, trademark, copyright, maskwork or trade secret action, we could be required to withdraw the product or products found to be infringing from the market or redesign products offered for sale or under development. Whether or not these infringement claims are successfully asserted, we would likely incur significant costs and diversion of our resources with respect to the defense of these claims. In the event of an adverse outcome in any litigation, we may be required to pay substantial damages, including enhanced damages for willful infringement, and incur significant attorneys' fees, as well as indemnify customers for damages they might suffer if the products they purchase from us infringe intellectual property rights of others. We could also be required to stop our manufacture, use, sale or importation of infringing products, expend significant resources to develop or acquire non-infringing technology, discontinue the use of some processes, or obtain licenses to intellectual property rights covering products and technology that we may, or have been found to, infringe or misappropriate such intellectual property rights.

Our products may contain defects that could affect our results of operations.

Our products may contain undetected errors or defects. Such problems may cause delays in product introductions and shipments, result in increased costs and diversion of development resources, cause us to incur increased charges due to obsolete or unusable inventory, require design modifications, or decrease market acceptance or customer satisfaction with these products, which could result in product returns. In addition, we may not find defects or failures in our products until after commencement of commercial shipments, which may result in loss or delay in market acceptance and could significantly harm our operating results. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products; further, such claims might be significantly higher than the revenues and profits we receive from our products involved as we are usually a component supplier with limited value content relative to the value of a complete system or sub-system. Liability claims could require us to spend significant time and money in litigation or to pay significant damages for which we may have insufficient insurance coverage. Any of these claims, whether or not successful, could seriously damage our reputation and business.

If we fail to attract and retain qualified personnel, our business may be harmed.

Our performance is substantially dependent on the performance of our executive officers and key employees. The loss of the services of key officers, technical personnel or other key employees could harm the business. Our success depends on our ability to identify, hire, train, develop and retain highly qualified technical and managerial personnel. Failure to attract and retain the necessary technical and managerial personnel could harm us.

We may not be able to compete successfully in markets within the semiconductor industry in the future.

We compete in the high performance segment of the linear market. Our competitors include among others, Analog Devices, Inc., Intersil, Maxim Integrated Products, Inc., National Semiconductor Corporation and Texas Instruments, Inc. Competition among manufacturers of linear integrated circuits is intense, and certain of our competitors may have significantly greater financial, technical, manufacturing and marketing resources than us. The principal elements of competition include product performance, functional value, quality and reliability, technical service and support, price, diversity of product line and delivery capabilities. We believe we compete favorably with respect to these factors, although we may be at a disadvantage in comparison to larger companies with broader product lines and greater technical service and support capabilities.

Environmental liabilities could force us to expend significant capital and incur substantial costs.

Federal, state and local regulations impose various environmental controls on the storage, use, discharge and disposal of certain chemicals and gases used in semiconductor processing. Our facilities have been designed to comply with these regulations, and we believe that our activities conform to present environmental regulations. Increasing public attention has, however, been focused on the environmental impact of electronics manufacturing operations. While we to date have not experienced any materially adverse business effects from environmental regulations, there can be no assurance that changes in such regulations will not require us to acquire costly remediation equipment or to incur substantial expenses to comply with such regulations. Any failure by us to control the storage, use or disposal of, or adequately restrict the discharge of hazardous substances could subject us to significant liabilities.

Our financial results may be adversely affected by increased tax rates and exposure to additional tax liabilities.

As a global company, our effective tax rate is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region. We are subject to income taxes in both the United States and various foreign jurisdictions, and significant judgment is required to determine worldwide tax liabilities. Our effective tax rate as well as the actual tax ultimately payable could be adversely affected by changes in the split of earnings between countries with differing statutory tax rates, in the valuation of deferred tax assets, in tax laws or by material audit assessments, which could affect our profitability. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions, and a material assessment by a governing tax authority could affect our profitability.

We are leveraged, and our debt obligations may affect our business, operating results and financial condition.

In April 2007, we issued $1.0 billion aggregate principal amount of our 3.00% Convertible Senior Notes due May 1, 2027 and $700 million aggregate principal amount of our 3.125% Convertible Senior Notes due May 1, 2027 (collectively, the "Notes"). Debt service obligations arising from the Notes could adversely affect us in a number of ways, including by:

- limiting our ability to obtain in the future, if needed, financing for working capital, capital expenditures, debt service requirements or other corporate purposes;
- limiting our flexibility in implementing our business strategy and in planning for, or reacting to, changes in our business;
- placing us at a competitive disadvantage relative to any of our competitors who have lower levels of debt;
- decreasing our debt ratings and increasing our cost of borrowed funds;
- making us more vulnerable to a downturn in our business or the economy generally;
- subjecting us to the risk of being forced to refinance at higher interest rates these amounts when due; and
- requiring us to use a substantial portion of our cash to pay principal and interest on our debt instead of contributing those funds to other purposes such as working capital, capital expenditures or other corporate purposes;
- affecting our ability to make future dividend payments.

Our stock price may be volatile.

The trading price of our common stock may be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, the hedging of our common stock and other derivative transactions by third parties, and new reports relating to trends in our markets or general economic conditions. Additionally, lack of positive performance in our stock price may adversely affect our ability to retain key employees.

The stock market in general, and prices for companies in our industry in particular, has experienced extreme volatility that often has been unrelated to the operating performance of a particular company. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance. As our Notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of our Notes. In addition, to the extent we deliver common stock on conversion of the Notes, the ownership interests of our existing stockholders may be diluted. Sales in the public market of common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock, as could the anticipated conversion of the Notes.

We may not have the ability to repurchase the Notes or to pay cash upon their conversion if and as required by the indentures governing the Notes.

Holders of the Notes have the right to require us to repurchase, and we intend to repurchase, the Notes for cash on specified dates or upon the occurrence of a fundamental change. However, we may not have sufficient funds to repurchase the Notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. In addition, upon conversion of the Notes we will be required to make cash payments to the holders of the Notes equal to the lesser of the principal amount of the Notes being converted and the conversion value of those Notes. Such payments could be significant, and we may not have sufficient funds to make them at such time.

Our failure to repurchase the Notes or convert the Notes into cash or a combination of cash and shares upon exercise of a holder's conversion right in accordance with the provisions of the indentures would constitute a default under the applicable indenture. In addition, a default under either indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the Notes.

A fundamental change may also constitute an event of default under, or result in the acceleration of the maturity of, our then-existing indebtedness. In addition, our ability to repurchase the Notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

The terms of the Notes and related provisions in the indentures subject noteholders to risks. Noteholders should be aware of the following risks, in addition to those described for holders of our common stock:

- We are not restricted from taking actions or incurring additional debt (including secured debt) which may affect our ability to make payments under the Notes;
- The Notes are not secured by any of our assets or those of our subsidiaries and are effectively subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against any assets securing such debt in order to receive full payment of their debt before those assets may be used to pay the holders of the Notes. In such an event, we may not have sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, none of our subsidiaries have guaranteed our obligations under, or have any obligation to pay any amounts due on, the Notes. As a result, the Notes are effectively subordinated to all liabilities of our subsidiaries, including trade payables;
- The fundamental change provisions in the Notes and the indentures may not require us to offer to repurchase the Notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing,

restructuring, or acquisition initiated by us will generally not constitute a fundamental change requiring us to repurchase the Notes;

- The liquidity of the trading market in the Notes, and the market price quoted for these Notes, may be adversely affected by, among other things, changes in, or other factors affecting, the market prices of our common stock, changes in the overall market for debt securities, and prevailing interest rates;
- The conversion rates of the Notes may not adjust for certain events, such as a third-party tender or exchange offer or an issuance of our common stock for cash. In addition, adjustments in conversion rates may not adequately compensate noteholders for any lost value in the Notes as a result of a particular transaction;
- The Notes may not be rated or may receive a lower rating than anticipated, which may impact the market price of the Notes and our common stock. In addition, the sale of the Notes and the shares of common stock issuable upon conversion of the Notes depends upon the continued maintenance of a registration statement filed with the SEC covering the resale of the Notes, or an exemption from the registration requirements of the Securities Act and any applicable state securities laws; and,
- Noteholders are not entitled to any rights with respect to our common stock, but if they subsequently convert their Notes and receive common stock upon such conversion, they will be subject to all changes affecting the common stock;

Our certificate of incorporation and by-laws include anti-takeover provisions that may enable our management to resist an unwelcome takeover attempt by a third party.

Our organizational documents and Delaware law contain provisions that might discourage, delay or prevent a change in control of our company or a change in our management. Our Board of Directors may also choose to adopt further anti-takeover measures without stockholder approval. The existence and adoption of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMMENTS

None

ITEM 2. PROPERTIES

At June 29, 2008, the Company owned the major facilities described below:

No. of Bldgs	Location	Total Sq. Ft	Use
6	Milpitas, California	430,000	Executive and administrative offices, wafer fabrication, test and assembly operations, research and development, sales and marketing, and warehousing and distribution
1	Camas, Washington	105,000	Wafer fabrication
1	Chelmsford, Massachusetts	30,000	Research and development; sales and administration
1	Colorado Springs, Colorado	20,000	Research and development
1	Auburn, New Hampshire	20,000	Research and development
2	Singapore (A)	260,000	Test and packaging operations, warehousing and distribution, research and development, and sales and administration
1	Malaysia (B)	220,000	Assembly operations, research and development

(A) Leases on the land used for this facility expire in 2021 through 2022 with an option to extend the lease for an additional 30 years.

(B) Leases on the land used for this facility expire in 2054 through 2057.

The Company leases design facilities located in: Bedford, New Hampshire; Raleigh, North Carolina; Burlington, Vermont; Santa Barbara, California; Grass Valley, California; Phoenix, Arizona, and Dallas, Texas. The Company leases sales offices in the United States in the areas of Sacramento, Seattle, Denver, Philadelphia, Raleigh, Chicago, Detroit, Dallas, Austin, Houston, Los Angeles, Irvine, San Diego, Minneapolis, Cleveland, Portland; and internationally in London, Stockholm, Helsinki, Ascheberg, Munich, Stuttgart, Paris, Milan, Tokyo, Nagoya, Osaka, Taipei, Singapore, Seoul, Hong Kong, Bejing, Shanghai and Shenzhen. See Note 9 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. The Company believes that its existing facilities are suitable and adequate for its business purposes through fiscal year 2009.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business on a wide range of matters, including, among others, patent suits and employment claims. The Company does not believe that any of the current suits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages.

The Company previously disclosed that the Securities and Exchange Commission ("SEC") and the United States Attorney's Office for the Northern District of California ("U.S. Attorney Office") had initiated informal inquiries into the Company's stock option granting practices. On October 1, 2007, the Company received notice from the SEC that the investigation concerning the Company's historical stock option granting practices had been completed and that no enforcement action was recommended. The Company has not received any further requests from the U.S. Attorney Office. The Company also disclosed that on September 5, 2006, it received an Information Document Request from the Internal Revenue Service ("IRS") concerning its stock option grants and grant practices. The Company provided the IRS with information in response to that and subsequent requests. The Company was also contacted by the California Franchise Tax Board ("Board") regarding the IRS's inquiries, but was informed in March 2008 that the Board would not be proceeding with any further actions.

Certain current and former directors and officers of the Company have been named as defendants in two shareholder derivative actions filed in the United States District Court for the Northern District of California, which have been consolidated under the caption *In re Linear Technology Corporation Shareholder Derivative Litigation* (the "Federal Action"), in three consolidated shareholder derivative actions filed in the Superior Court for Santa Clara County, California, also captioned *In re Linear Technology Corporation Shareholder Derivative Litigation* (the "California State Action"), and in a shareholder derivative action filed in Delaware Chancery Court, captioned *Weiss v. Swanson* (the "Delaware Action"). The Company has been named in each of these Actions as a nominal defendant against which no recovery is sought. The Company has engaged outside counsel to represent it in the government inquiries and pending lawsuits.

In the Federal Action, the plaintiffs alleged that the individual defendants breached their fiduciary duties to the Company in connection with the alleged backdating of stock option grants during the period from 1995 through 2002, and asserted derivative claims against the individual defendants based on alleged violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act"), and Rule 10b-5 promulgated thereunder. The plaintiffs sought to recover unspecified money damages, disgorgement of profits and benefits, equitable relief and attorneys' fees and costs. The Company moved to dismiss the Federal Action on the ground that the plaintiffs had not made a pre-litigation demand on the Company's Board of Directors and had not demonstrated that such a demand would have been futile. The individual defendants joined in that motion, and also moved to dismiss the complaint for failure to state a claim against each of them. On December 7, 2006, the District Court granted the Company's motion; the Court did not address the individual defendants' motion. The plaintiffs filed an amended complaint on January 5, 2007 asserting derivative claims against the individual defendants for alleged violations of Sections 10(b), 14(a), and 20(a) of the Exchange Act, and Rules 10b-5 and 14a-9 promulgated thereunder. Pursuant to the parties' stipulation, on February 14, 2007, the District Court entered an order staying the Federal Action in favor of permitting the California State Action to proceed.

In the California State Action, the plaintiffs initially asserted claims against the individual defendants for breach of fiduciary duty and aiding and abetting one another's alleged breaches of duty in connection with the alleged backdating of stock option grants during the period from 1995 through 2002. The plaintiffs also alleged that certain defendants were unjustly enriched, that defendants wasted corporate assets, and that the officer defendants engaged in insider trading in violation of California law. The plaintiffs sought to recover unspecified money damages, disgorgement of profits and benefits, restitution, rescission of option contracts, imposition of a constructive trust over option contracts, and attorneys' fees and costs. On October 2, 2006, the Company moved to stay the California State Action in favor of the Federal Action. The individual defendants joined in that motion and demurred to the California State Action on the basis that the complaint failed to state a cause of action as to each of them. Following the stay of the Federal Action, the Company withdrew the Motion to Stay Proceedings and demurred to the complaint on the ground that the plaintiffs had not demonstrated that a pre-suit demand would have been futile. The individual defendants joined in that demurrer. Following a hearing on July 13, 2007, the Court sustained the Company's demurrer, and granted the plaintiffs leave to amend the complaint. The Court did not address the individual defendants' demurrer.

On August 13, 2007, the plaintiffs in the California State Action filed an amended complaint, asserting claims against the individual defendants for breach of fiduciary duty and aiding and abetting one another's alleged breaches of duty in connection with the grant of allegedly "spring-loaded" and "bullet-dodged" stock options during the period from 1995 through 2005. The amended complaint also alleged that the individual defendants were unjustly enriched, and engaged in insider trading in violation of the California Corporations Code, and that the director defendants wasted corporate assets. The amended complaint sought recovery from the individual defendants of unspecified damages, disgorgement of profits and benefits, restitution, rescission of option contracts and imposition of a constructive trust over executory option contracts, in addition to attorneys' fees and costs. On September 12, 2007, the Company filed a demurrer to the amended complaint on the ground that the plaintiffs had failed to make a pre-suit demand or to demonstrate that demand would have been futile. The individual defendants filed a demurrer to the amended complaint on the grounds that it failed to state a cause of action as to each of them. The parties stipulated to stay the California State Action pending the outcome of the hearing on the defendants' motion to dismiss the Delaware Action. After the Delaware Chancery Court denied that motion, on May 5, 2008 the individual defendants renewed their motion to stay the California State Action; Linear joined in that motion. That same day, the plaintiffs filed a cross-motion to coordinate discovery in the California State Action and the Delaware Action. The individual defendants opposed that motion, and Linear joined in their opposition.

In an order dated June 18, 2008, following a hearing held on June 13, 2008, the Superior Court granted the individual defendants' motion to stay the California State Action, and rejected, at least in part, the plaintiffs' cross-motion to coordinate discovery. The Court denied the plaintiffs' request to coordinate discovery in the Delaware Action, including their request to participate in depositions in that action. Nonetheless, the Superior Court ordered the defendants to supply the state plaintiffs with documents produced during discovery in the Delaware Action, including copies of any deposition transcripts. The Superior Court will continue to monitor the progress of the Delaware Action. Thereafter, Linear produced to the state plaintiffs those documents it had produced in the Delaware Action.

In the Delaware Action, filed on March 23, 2007, the plaintiff alleged that the defendant directors breached their duty by granting "spring-loaded" and "bullet-dodged" stock options to certain of the Company's officers and directors during the period from 1996 through 2005. The plaintiff also asserted claims for unjust enrichment against those defendants who received the challenged option grants. The plaintiff seeks to recover unspecified money damages, disgorgement of profits and benefits, restitution, rescission of certain defendants' option contracts, imposition of a constructive trust over the option contracts, and attorneys' fees and costs. The defendants moved to dismiss the Delaware Action on May 25, 2007. Rather than respond to the defendants' motions, the plaintiff filed an amended complaint on August 10, 2007, making substantially the same allegations as those in the original complaint. On September 19, 2007, the Company and the individual defendants filed a Motion to Dismiss the amended complaint on the grounds that the plaintiff had failed to make a pre-suit demand on the Board or to plead facts demonstrating that demand would have been futile, and that the amended complaint failed to state a claim against each of the individual defendants. The Court denied the defendants' motion to dismiss the amended complaint on March 7, 2008. Linear answered the amended complaint on April 7, 2008, and the parties have commenced discovery. No trial date has been set.

The Company has reviewed its historical option-granting practices and option grants with the assistance of outside counsel and an independent forensic accounting firm. The primary scope of the review covered the period from calendar year 1995 through 2006. Based on the findings of the review, the Company concluded that there was no need to restate any previously filed financial statements. The review found no evidence of fraud or misconduct of any kind in the Company's practices in granting of stock options, and as mentioned above, on October 1, 2007, the Company received notice from the SEC that its investigation concerning the Company's historical stock option grant practices had been completed and that no enforcement action was recommended.

During the quarter ended September 30, 2007, the Company received a Notice of Deficiency from the Internal Revenue Service ("IRS") related to export tax benefits the Company claimed as its extraterritorial income ("ETI") exclusion under the Internal Revenue Code. The IRS seeks to recover in full the Company's ETI benefit claimed on its tax returns for fiscal years from 2002 through 2006 totaling $56.5 million plus accrued interest. The Company disputes the proposed adjustments and intends to pursue the matter through applicable IRS and judicial procedures as appropriate. The matter has been docketed for litigation but is currently being considered by IRS Appeals. It is reasonably possible that this matter may be settled at IRS Appeals within the next twelve months and that the related unrecognized tax benefits for this tax position may change from those recorded as liabilities for uncertain tax positions in our financial statements. An acceptable settlement offer by IRS Appeals would most likely result in a decrease in unrecognized tax benefits and thus a favorable discrete tax benefit in the period of final settlement. If a favorable settlement is not reached at IRS Appeals, the matter would most likely proceed to litigation. However, based on the current status of this matter, it is not possible to estimate the effect of such changes, if any, to previously unrecognized tax benefits and there can be no assurance that the resolution of this matter will not have a material effect on the financial position and/or results of operations of future periods. There are no other matters that have been raised by the IRS related to their examination of fiscal years from 2002 through 2006 other than ETI.

During the first quarter of fiscal year 2009, a unanimous jury in the U.S. District Court for the District of Delaware found in favor of the Company on its claim against Monolithic Power Systems ("MPS") for infringement of two energy saving voltage regulator patents that have seen wide industry acceptance. In addition, the United States District Court for the District of Delaware issued judgment as a matter of law that MPS did not breach its October 1, 2005 Settlement and License Agreement with the Company. MPS plans to seek recovery of substantial attorney fees and costs from the Company, pursuant to a prevailing party attorneys fees provision in the Settlement and License Agreement. The Company will be appealing the decision with regard to the Settlement and License Agreement. A separate trial on the issue of enforceability of the patents has been ordered but not yet scheduled.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the fourth quarter of fiscal year 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information regarding historical market, market price range and dividend information for the past two fiscal years may be found in "*Note 10. Quarterly Information*" in Part II, Item 8 of this Form 10-K.

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of this Annual Report on Form 10-K.

The following table sets forth certain information with respect to common stock purchased by the Company for the three-month period ended June 29, 2008. In addition to the shares purchased in the table below, the Company also purchased a total of 12.7 million shares in the first, second and third quarters of fiscal year 2008. During fiscal year 2008, the Company purchased and retired a total of 14.0 million shares of its common stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs[1]
Month #1 (March 31, 2008 – April 27, 2008)	—	—	—	—
Month #2 (April 28, 2008 – May 25, 2008)	907,530	36.16	907,530	15,831,021
Month #3 (May 26, 2008 – June 29, 2008)	422,800	36.54	422,800	15,408,221
Total	1,330,330	36.27	1,330,330	15,408,221

[1]On July 25, 2006 the Company's Board of Directors authorized the Company to purchase up to 20.0 million shares of its outstanding common stock in the open market over a two year time period, this authorization expired in July 2008. On July 29, 2008 the Company's Board of Directors authorized the Company to purchase up to 20.0 million shares of its outstanding common stock in the open market over a two year time period as the previous program had expired.

Stock Performance Graph

The following graph presents a comparison of the cumulative total stockholder return on the Company's stock with the cumulative total return of the S&P 500 and the Philadelphia Semiconductor Index for the period of five years commencing June 29, 2003 and ending June 29, 2008. The graph assumes that $100 was invested on June 29, 2003 in each of Linear Technology common stock, the S&P 500 Index, and the Philadelphia Semiconductor Index.



$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
2003
2004
2005
2006
2007
2008
S&P 500
Philadelphia Semiconductor Index
Linear Technology

ITEM 6. SELECTED FINANCIAL DATA

FIVE FISCAL YEARS ENDED JUNE 29, 2008	2008	2007	2006	2005	2004
In thousands, except per share amounts					
Income statement information					
Revenues	$1,175,153	$1,083,078	$1,092,977	$1,049,694	$ 807,281
Net income[1,2]	387,613	411,675	428,680	433,974	328,171
Basic earnings per share[1,2]	1.74	1.42	1.40	1.41	1.05
Diluted earnings per share[1,2]	1.71	1.39	1.37	1.38	1.02
Weighted average shares outstanding — Basic[2]	222,232	290,502	305,156	307,426	312,063
Weighted average shares outstanding — Diluted[2]	226,257	296,616	313,285	315,067	321,456
Balance sheet information					
Cash, cash equivalents and marketable securities[2]	$ 966,701	$ 633,307	$1,819,587	$1,790,912	$1,656,540
Total assets[2]	1,583,889	1,218,857	2,390,895	2,286,234	2,087,703
Long-term debt[2]	1,700,000	1,700,000	—	—	—
Cash dividends per share	$ 0.78	$ 0.66	$ 0.50	$ 0.36	$ 0.28

[1]The results for fiscal years 2008, 2007 and 2006 were impacted by all forms of stock-based compensation as a result of the Company implementing Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* at the beginning of fiscal year 2006. For more information on Stock-Based Compensation see "*Note 2. Stock-Based Compensation*" in Part II, Item 8 of this Form 10-K.

[2]The results for fiscal years 2008 and 2007 were impacted by the Company entering into a $3.0 billion Accelerated Stock Repurchase ("ASR") transaction during the fourth quarter of fiscal year 2007. The ASR transaction was funded by $1.3 billion of the Company's own cash and $1.7 billion of convertible debt. As a result, the Company's fiscal years 2008 and 2007 results have both a decrease in interest income and an increase in interest expense and consequently a decrease in net income. However, the transaction was accretive to earnings per share as the outstanding shares used in the calculation of diluted EPS decreased by 83.3 million or approximately 27% due to the ASR. The $3.0 billion ASR transaction along with the increase in revenues drove the significant increase in earnings per share during fiscal year 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require it to make estimates and judgments that significantly affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company regularly evaluates these estimates, including those related to stock-based compensation, inventory valuation, revenue recognition and income taxes. These estimates are based on historical experience and on assumptions that are believed by management to be reasonable under the circumstances. Actual results may differ from these estimates, which may impact the carrying values of assets and liabilities.

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Stock-Based Compensation

Beginning in fiscal year 2006, the Company accounts for stock-based compensation arrangements in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123R"). Under SFAS 123R, stock option cost is calculated on the date of grant using the Black-Scholes valuation model. The compensation cost is then amortized straight-line over the vesting period. The Company uses the Black-Scholes valuation model to determine the fair value of its stock options at the date of grant. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected option term, stock price volatility, dividend yields and risk free interest rates that determine the stock options fair value. If actual results are not consistent with the Company's assumptions and judgments used in estimating the key assumptions, the Company may be required to increase or decrease compensation expense or income tax expense, which could be material to its results of operations. In addition, SFAS 123R requires forfeitures to be estimated at the time of grant. In subsequent periods, if actual forfeitures differ from the estimate, the forfeiture rate may be revised. The Company estimates forfeitures based on its historical activity, as it believes these forfeiture rates to be indicative of its expected forfeiture rate.

Inventory Valuation

The Company values inventories at the lower of cost or market. The Company records charges to write-down inventories for unsalable, excess or obsolete raw materials, work-in-process and finished goods. Newly introduced parts are generally not valued until success in the market place has been determined by a consistent pattern of sales and backlog among other factors. The Company arrives at the estimate for newly released parts by analyzing sales and customer backlog against ending inventory on hand. The Company reviews the assumptions on a quarterly basis and makes decisions with regard to inventory valuation based on the current business climate. In addition to write-downs based on newly introduced parts, judgmental assessments are calculated for the remaining inventory based on salability, obsolescence, historical experience and current business conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could adversely affect operating results. If actual market conditions are more favorable, the Company may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on gross margin.

Revenue Recognition

The Company recognizes revenues when the earnings process is complete, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. The Company recognizes approximately 16% of net revenues from domestic distributors that are recognized under agreements which provide for certain sales price rebates and limited product return privileges. Given the uncertainties associated with the levels of pricing rebates, the ultimate sales price on domestic distributor sales transactions is not fixed or determinable until domestic distributors sell the merchandise to the end-user. At the time of shipment to domestic distributors, the Company records a trade receivable and deferred revenue at the distributor purchasing price since there is a legally enforceable obligation from the distributor to pay for the products delivered. The Company relieves inventory as title has passed to the distributor and recognizes deferred cost of sales in the same amount. "Deferred income on shipments to distributors" represents the difference between deferred revenue and deferred cost of sales and is recognized as a current liability until such time as the distributor confirms a final sale to its end customer. At June 29, 2008, the Company had approximately $46.2 million of deferred revenue and $8.4 million of deferred cost of sales recognized as $37.8 million of "Deferred income on shipment to distributors." At July 1, 2007, the Company had approximately $49.0 million of deferred revenue and $9.1 million of deferred cost of sales recognized as $39.9 million of "Deferred income on shipment to distributors." To the extent the Company was to have a significant reduction in distributor price or grant significant price rebates, there could be a material impact on the ultimate revenue and gross profit recognized. The price rebates that have been remitted back to distributors have ranged from $1.5 million to $3.1 million per quarter.

The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. Revenue on these sales is recognized upon shipment at which time title passes. The Company has reserves to cover expected product returns. If product returns for a particular fiscal period exceed or are below expectations, the Company may determine that additional or less sales return allowances are required to properly reflect its estimated exposure for product returns. Generally, changes to sales return allowances have not had a significant impact on operating margin.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to the tax provision in a subsequent period.

The calculation of the Company's tax liabilities involves uncertainties in the application of complex tax regulations. In the first quarter of fiscal year 2008, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109* ("FIN 48"), and related guidance. As a result of the implementation of FIN 48, the Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed in the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company has to determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. For a discussion of current tax matters, see "*Note 8. Income Taxes*" in Part II, Item 8 of this Form 10-K.

Results of Operations

The table below states the income statement items as a percentage of revenues and provides the percentage change of such items compared to the prior fiscal year amount.

	Fiscal Year Ended			Percentage Change	
	June 29, 2008[1]	July 1, 2007[1]	July 2, 2006	2008 Over 2007	2007 Over 2006
Revenues	100.0%	100.0%	100.0%	9%	(1%)
Cost of sales	22.7	22.3	21.8	11	1
Gross profit	77.3	77.7	78.2	8	(2)
Expenses:					
Research & development	16.8	17.0	14.7	7	14
Selling, general & administrative	12.1	12.3	11.9	7	3
	28.9	29.3	26.6	7	9
Operating income	48.4	48.4	51.6	8	(7)
Interest expense	(4.9)	(1.1)	(0.2)	378	545
Interest income	2.6	5.3	5.0	(48)	5
Income before income taxes	46.0%	52.6%	56.4%	(5)	(8)
Effective tax rates	28.3%	27.8%	30.5%		

[1]The results for fiscal years 2008 and 2007 were impacted by the Company entering into a $3.0 billion Accelerated Stock Repurchase ("ASR") transaction during the fourth quarter of fiscal year 2007. The ASR transaction was funded by $1.3 billion of the Company's own cash and $1.7 billion of convertible debt. As a result, the Company's fiscal year 2008 and to a lesser extent fiscal year 2007 results have both a decrease in interest income and an increase in interest expense which resulted in income before income taxes as a percentage of revenues to be lower than past results. Shares used in the calculation of diluted earnings per share ("EPS") decreased by 83.3 million or approximately 27% due to the ASR. The $3.0 billion ASR transaction along with the increase in revenues drove the significant increase in earnings per share during fiscal year 2008. Consequently, the ASR transaction has been accretive to EPS, as the impact of the reduced shares was greater than the reduction in net income from higher interest expense and lower interest income.

Revenues for the twelve months ended June 29, 2008 were $1,175.2 million, an increase of $92.1 million or 9% over revenues of $1,083.1 million for fiscal year 2007. The increase in revenue was primarily due to the Company selling more units into the industrial, communication, automotive, military and computer end-markets while the high-end consumer end-market decreased slightly. The average selling price ("ASP") for fiscal year 2008 decreased slightly to $1.56 per unit compared to $1.60 per unit in fiscal year 2007. Geographically, international revenues were $828.3 million or 70% of revenues for the twelve months ended June 29, 2008, an increase of $90.2 million as compared to international revenues of $738.1 million or 68% of revenues for the same period in the previous fiscal year. The increase in international revenues as a percentage of revenues is primarily due to certain domestic OEM customers migrating their manufacturing to international subcontractors. Internationally, sales to Rest of the World ("ROW"), which is primarily Asia excluding Japan, represented $461.5 million or 39% of revenues, while sales to Europe and Japan were $212.7 million or 18% of revenues and $154.1 million or 13% of revenues, respectively. Domestic revenues were $346.8 million or 30% of revenues for the twelve months ended June 29, 2008, an increase of $1.8 million over domestic revenues of $345.0 million or 32% of revenues in the same period in fiscal year 2007.

Revenues for the twelve months ended July 1, 2007 were $1,083.1 million, a decrease of $9.9 million or 1% from revenues of $1,093.0 million for fiscal year 2006. Fiscal year 2007 revenues decreased in most of the Company's end-markets except automotive. The ASP for fiscal year 2007 was relatively flat at $1.60 per unit compared to $1.62 per unit in fiscal year 2006. Geographically, international revenues were $738.1 million or 68% of revenues for the twelve months ended July 1, 2007, a decrease of $22.3 million as compared to international revenues of $760.4 million or 70% of revenues for the same period in the previous fiscal year. Internationally, sales to ROW, which is primarily Asia excluding Japan, represented $402.4 million or 37% of revenues, while sales to Europe and Japan were $193.1 million or 18% of revenues and $142.6 million or 13% of revenues, respectively. Domestic revenues were $345.0 million or 32% of revenues for the twelve months ended July 1, 2007, an increase of $12.4 million over domestic revenues of $332.6 million or 30% of revenues in the same period in fiscal year 2006.

Gross profit for the fiscal year ended June 29, 2008 was $908.1 million, an increase of $66.6 million or 8% over gross profit of $841.6 million in fiscal year 2007. Gross profit as a percentage of revenues was 77.3% of revenues in fiscal year 2008 as compared to 77.7% of revenues in fiscal year 2007. The decrease in gross profit as a percentage of revenues in fiscal year 2008 was primarily due to increases in profit sharing, a decrease in ASP and an increase in raw material costs such as gold. These increases were partially offset by lower stock-based compensation of $3.6 million and improved factory efficiency on higher sales volumes.

Gross profit for the fiscal year ended July 1, 2007 was $841.6 million, a decrease of $13.0 million or 2% from gross profit of $854.6 million in fiscal year 2006. Gross profit as a percentage of revenues decreased to 77.7% of revenues in fiscal year 2007 as compared to 78.2% of revenues in fiscal year 2006. The decrease in gross profit as a percentage of revenues in fiscal year 2007 was primarily due to increases in costs related to stock-based compensation of $3.2 million and spreading fixed costs over a lower revenue base. These decreases were partially offset by lower profit sharing.

Research and development ("R&D") expense for the fiscal year ended June 29, 2008 was $197.1 million, an increase of $13.5 million or 7% over R&D expense of $183.6 million in fiscal year 2007. The increase in R&D was due to an $11.4 million increase in compensation costs related to new employees, primarily circuit designers and support engineers, and annual salary increases. The increase in R&D expense was also due to higher costs related to profit sharing, which increased $5.0 million. In addition, the Company had a $1.7 million increase in other R&D related expenses such as legal costs, mask costs and small tool charges. Offsetting these increases was a $4.6 million decrease in stock-based compensation.

R&D expense for the fiscal year ended July 1, 2007 was $183.6 million, an increase of $22.7 million or 14% over R&D expense of $160.8 million in fiscal year 2006. The increase in R&D was due to an $11.1 million increase in compensation costs related to an increase in employee headcount and annual salary increases. The increase in R&D expense was also due to higher costs related to stock-based compensation, which increased $12.5 million. In addition, the Company had a $6.0 million increase in other R&D related expenses such as legal costs, mask costs and small tool charges. Offsetting these increases was a decrease in profit sharing of $6.9 million.

Selling general and administrative ("SG&A") expense for the fiscal year ended June 29, 2008 was $142.4 million, an increase of $8.7 million or 7% over SG&A expense of $133.7 million in fiscal year 2007. The increase in SG&A was due to a $7.5 million increase in compensation costs related to new employees, primarily field sales engineers and annual salary increases. In addition to compensation costs the Company had a $3.7 million increase in profit sharing, a $1.3 million increase in legal expenses and a $0.7 million increase in other SG&A costs. Offsetting these increases was a $4.5 million decrease in stock-based compensation.

SG&A expense for the fiscal year ended July 1, 2007 was $133.7 million, an increase of $3.9 million or 3% over SG&A expense of $129.8 million in fiscal year 2006. The increase in SG&A was due to a $6.5 million increase in compensation costs related to an increase in employee headcount and annual salary increases. In addition to compensation costs the Company had a $0.9 million increase in stock-based compensation and a $3.0 million increase in legal expenses. Offsetting these increases was a $5.0 million decrease in profit sharing and a $1.5 million decrease in other SG&A costs.

Interest expense for the twelve months ended June 29, 2008 was $57.8 million, an increase of $45.7 million over interest expense of $12.1 million in fiscal year 2007. The increase in interest expense was due to the Company's issuance of $1.7 billion Convertible Senior Notes during the fourth quarter of fiscal year 2007 bearing interest at 3.0% and 3.125%. Interest expense for fiscal year 2008 is primarily comprised of convertible debt interest, amortization of the convertible debt discount and amortization of issuance costs.

Interest expense for the twelve months ended July 1, 2007 was $12.1 million, an increase of $10.2 million over interest expense of $1.9 million in fiscal year 2006. The increase in interest expense was due to the Company's issuance of $1.7 billion Convertible Senior Notes during the fourth quarter of fiscal year 2007 bearing interest at 3.0% and 3.125%. Total interest expense of $12.1 million included charges of $10.4 million related to the convertible debt which comprised convertible debt interest, amortization of the convertible debt discount and amortization of service fees.

Interest income for the twelve months ended June 29, 2008 was $30.1 million, a decrease of $27.6 million or 48% from interest income of $57.7 million in fiscal year 2007. Interest income decreased due to the Company's lower average cash and cash equivalents and marketable securities balances as the Company used $1.3 billion of its cash to fund a portion of its $3.0 billion accelerated share repurchase ("ASR") transaction during the fourth quarter of fiscal year 2007.

Interest income for the twelve months ended July 1, 2007 was $57.7 million, an increase of $3.0 million or 5% over interest income of $54.7 million in fiscal year 2006. Interest income increased in fiscal year 2007 when compared to fiscal year 2006 primarily due to the higher average interest rate earned on the Company's average cash balance. Offsetting the effect of higher interest rates was the decrease in the Company's average cash and cash equivalents and marketable securities balances as the Company used $1.3 billion of its cash to fund a $3.0 billion ASR transaction during the fourth quarter of fiscal year 2007.

The Company's effective tax rate was 28.3% in fiscal year 2008 and 27.8% in fiscal year 2007. The increase in the effective tax rate was primarily due to lower R&D tax credits as the related tax benefit expired as of December 31, 2007. The Company believes that the R&D tax credit will be restored by legislation retroactive to the beginning of calendar year 2008, but there can be no assurance that this will happen. In addition, the effective tax rate is higher due to lower tax-exempt interest income and the expiration of the ETI export tax benefit when compared to fiscal year 2007. Offsetting these increases to the effective tax rate was an increase in foreign earnings in lower tax jurisdictions, higher domestic production tax benefits and the impact of quarterly discrete adjustments.

The Company's effective tax rate was 27.8% in fiscal year 2007 and 30.5% in fiscal year 2006. The decrease in the effective tax rate from fiscal year 2006 to fiscal year 2007 is primarily the result of the reinstatement of the R&D tax credit legislation during the second quarter of fiscal year 2007, an increase in foreign earnings in lower tax jurisdictions and higher tax-exempt interest income. In addition, the Company received a one-time tax benefit during the fourth quarter of fiscal year 2007 as the Company settled with the Internal Revenue Service certain disputed tax benefits for fiscal years 1997-2001 related to its Foreign Sales Corporation ("FSC"). The Company revised its tax reserves accordingly as a result of settling the FSC issue.

Fiscal year 2008 net income of $387.6 million decreased $24.1 million or 6% from $411.7 million reported in the previous fiscal year. However, fiscal year 2008 diluted earnings per share ("EPS") of $1.71 increased by $0.32 per share or 23% over the previous fiscal year. The 23% increase in EPS occurred due to the Company entering into a $3.0 billion ASR transaction during the fourth quarter of fiscal year 2007 coupled with a 9% increase in revenues over fiscal year 2007. The ASR transaction was funded by $1.3 billion of the Company's own cash and $1.7 billion of convertible debt. As a result, the Company's fiscal year 2008 results have both a decrease in interest income and an increase in interest expense when compared to the previous fiscal year. However, shares used in the calculation of diluted EPS decreased by 83.3 million or approximately 27% due to the ASR. Consequently, the ASR transaction has been accretive to EPS, as the impact of the reduced shares was greater than the reduction in net income from higher interest expense and lower interest income, and this, coupled with the increase in revenues, caused the 23% increase in EPS.

Factors Affecting Future Operating Results

Except for historical information contained herein, the matters set forth in this Annual Report on Form 10-K, including the statements in the following paragraphs, are forward-looking statements that are dependent on certain risks and uncertainties including such factors, among others, as the timing, volume and pricing of new orders received and shipped during the quarter, timely ramp-up of new facilities, the timely introduction of new processes and products; increases in costs associated with utilities, transportation and raw materials; currency fluctuations; the effects of adverse economic conditions in the United States and international markets and other factors described below and in "Item 1A — Risk Factors" section of this Annual Report on Form 10-K.

The Company met its guidance set at the beginning of the June quarter by growing revenues 3% and EPS 5% over the March quarter. The Company has grown revenues and EPS for five consecutive quarters in a difficult economic environment. The Company's strategy of diversification by geography and end-market, emphasizing more traditional Linear Technology end-markets, contributed to the Company's record annual revenues and EPS. Looking ahead, given the concerns about the economic difficulties particularly in the U.S.A., forecasting future results continues to be a challenge. While the Company had a positive book-to-bill ratio for the June quarter, the September quarter is typically a slow quarter for industrial and communication infrastructure businesses. However, the Company expects the September quarter to have some strength in certain high-end consumer end-markets. Consequently, the Company presently estimates that revenues and income before taxes in the September quarter will be flat to up 2% sequentially from the June quarter.

Estimates of future performance are uncertain, and past performance of the Company may not be a good indicator of future performance due to factors affecting the Company, its competitors, the semiconductor industry and the overall economy. The semiconductor industry is characterized by rapid technological change, price erosion, cyclical market patterns, periodic oversupply conditions, occasional shortages of materials, capacity constraints, variations in manufacturing efficiencies and significant expenditures for capital equipment and product development. Furthermore, new product introductions and patent protection of existing products, as well as exposure related to patent infringement suits if brought against the Company, are factors that can influence future sales growth and sustained profitability.

Although the Company believes that it has the product lines, manufacturing facilities and technical and financial resources for its current operations, sales and profitability could be significantly affected by factors described above and other factors. Additionally, the Company's common stock could be subject to significant price volatility should sales and/or earnings fail to meet expectations of the investment community. Furthermore, stocks of high technology companies are subject to extreme price and volume fluctuations that are often unrelated or disproportionate to the operating performance of these companies.

Liquidity and Capital Resources

At June 29, 2008, cash, cash equivalents and marketable securities totaled $966.7 million and working capital was $1,070.4 million. The Company's accounts receivable balance increased $30.9 million from $130.5 million at the end of fiscal year 2007 to $161.4 million at the end of fiscal year 2008. The increase is primarily due to higher shipments in the fourth quarter of the current fiscal year compared to the fourth quarter of the previous fiscal year. The Company's prepaid expenses and other current assets totaled $29.5 million, an increase of $18.4 million over the previous fiscal year primarily due to prepaid income taxes of $14.3 million and an increase in accrued interest income.

Net property, plant and equipment decreased $5.5 million during fiscal year 2008. Additions totaled $35.3 million primarily due to the purchase of production equipment offset by depreciation of $40.8 million. Other non current assets decreased $13.9 million from $91.2 million at the end of fiscal year 2007 to $77.3 million at the end of fiscal year 2008. The decrease is primarily due to the sale of a strategic investment in a privately held company, with a book value of $14.4 million, during the fourth quarter of fiscal year 2008.

Accrued payroll and related benefits totaled $66.5 million at the end of fiscal year 2008, an increase of $12.0 million over the fourth quarter of fiscal year 2007. The increase is primarily due to a $10.8 million increase to the Company's profit sharing accrual. The Company accrues for profit sharing on a quarterly basis while distributing payouts to employees on a semi-annual basis during the first and third quarters. Income taxes payable totaled $19.8 million at the end of fiscal year 2008, a decrease of $25.5 million from the fourth quarter of fiscal year 2007 primarily due to the reclassification of $63.2 million in unrecognized tax benefits to other long-term liabilities as a result of the implementation of FIN 48 during the first quarter of fiscal year 2008. This effect was partially offset by the net of quarterly tax payments and the Company's tax provision. Other accrued liabilities of $34.2 million increased $5.3 million over the fourth quarter of fiscal year 2007 primarily due to an increase in accrued legal costs.

Deferred tax liabilities totaled $41.9 million at the end of fiscal year 2008, an increase of $29.0 million over the previous fiscal year primarily due to an increase in deferred taxes related to interest deductions for the Company's convertible senior debt. Other long-term liabilities of $100.7 million increased $66.7 million over the previous fiscal year primarily due to the unrecognized tax benefit reclassification of $63.2 million noted above and due to the implementation of EITF 06-2, which resulted in a $9.7 million increase for accrued sabbaticals.

During fiscal year 2008, the Company generated $530.3 million of cash from operating activities, $15.5 million net proceeds from the sale of a strategic investment in a privately held company, $82.4 million in proceeds from common stock issued under employee stock plans, and $12.7 million from excess tax benefits received on the exercise of stock awards. During fiscal year 2008, significant cash expenditures included $337.4 million of net purchase of short-term investments, $99.0 million for repurchases of common stock, payments of $176.7 million for cash dividends to stockholders, representing $0.78 per share, and purchases of $35.3 million for capital assets. In July 2008, the Company's Board of Directors declared a cash dividend of $0.21 per share. The $0.21 per share dividend will be paid on August 27, 2008 to stockholders of record on August 15, 2008. The payment of future dividends will be based on financial performance.

Historically, the Company has satisfied its quarterly liquidity needs through cash generated from operations. Given its strong financial condition and performance, the Company believes that current capital resources and cash generated from operating activities will be sufficient to meet its liquidity, capital expenditures requirements, and debt retirement for the foreseeable future.

Contractual Obligations

The following table summarizes the Company's significant contractual obligations at June 29, 2008 and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods.

(In thousands)	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013 and thereafter
Operating lease obligations[1]	$ 2,500	$ 2,400	$ 1,500	$ 800	$ 3,000
3.0% convertible debentures — principal and interest[2]	30,000	30,000	30,000	30,000	1,055,000
3.125% convertible debentures — principal and interest[3]	21,875	21,875	707,292	—	—
Total	**$54,375**	**$54,275**	**$738,792**	**$30,800**	**$1,058,000**

[1]The Company leases some of its facilities under non-cancelable operating leases that expire at various dates through fiscal 2057. See "*Note 9. Commitments and Contingencies*" in Part II, Item 8 of this Form 10-K for additional information about operating leases.

[2]In April 2007, the Company issued $1.0 billion aggregate principal amount of its 3.00% Convertible Senior Notes due May 1, 2027. The Company will pay cash interest at an annual rate of 3.0% payable semiannually on May 1 and November 1 of each year, beginning on November 1, 2007. The Company may redeem the 3.00% Convertible Senior Notes for cash at any time on or after May 1, 2014, and holders may require the Company to repurchase the 3.00% Convertible Senior Notes for cash on specified dates or upon a fundamental change.

[3]In April 2007, the Company issued $700 million aggregate principal amount of its 3.125% Convertible Senior Notes due May 1, 2027. The Company will pay cash interest at an annual rate of 3.125% payable semiannually on May 1 and November 1 of each year, beginning on November 1, 2007. The Company may redeem the 3.125% Convertible Senior Notes for cash at any time on or after November 1, 2010, and holders may require the Company to repurchase the 3.125% Convertible Senior Notes for cash on specified dates or upon a fundamental change.

Off-Balance Sheet Arrangements

As of June 29, 2008, the Company had no off-balance sheet financing arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's cash equivalents and marketable securities are subject to market risk, primarily interest rate and credit risk. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. Such guidelines include security type, credit quality and maturity and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The Company does not use derivative financial instruments in its investment portfolio. Based upon the weighted average duration of the Company's investments at June 29, 2008, a hypothetical 100 basis point increase in short-term interest rates would result in an unrealized loss in market value of the Company's investments totaling approximately $8.3 million. However, because the Company's debt securities are classified as available-for-sale, no gains or losses are recognized by the Company in its results of operations due to changes in interest rates unless such securities are sold prior to maturity. These investments are reported at fair value with the related unrealized gains or losses reported in accumulated other comprehensive income, a component of stockholders' deficit. The Company generally holds securities until maturity. The Company's sales outside the United States are transacted in U.S. dollars; accordingly, the Company's sales are not generally impacted by foreign currency rate changes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

THREE YEARS ENDED JUNE 29, 2008	2008	2007	2006
Revenues	$1,175,153	$1,083,078	$1,092,977
Cost of sales[1]	267,005	241,513	238,400
Gross profit	908,148	841,565	854,577
Expenses:			
Research and development[1]	197,089	183,557	160,849
Selling, general and administrative[1]	142,395	133,690	129,778
	339,484	317,247	290,627
Operating income	568,664	524,318	563,950
Interest expense	(57,792)	(12,093)	(1,876)
Interest income	30,082	57,699	54,734
Income before income taxes	540,954	569,924	616,808
Provision for income taxes	153,341	158,249	188,128
Net income	$ 387,613	$ 411,675	$ 428,680
Basic earnings per share	$ 1.74	$ 1.42	$ 1.40
Shares used in the calculation of basic earnings per share	222,232	290,502	305,156
Diluted earnings per share	$ 1.71	$ 1.39	$ 1.37
Shares used in the calculation of diluted earnings per share	226,257	296,616	313,285
Cash dividends per share	$ 0.78	$ 0.66	$ 0.50
[1]Includes stock-based compensation charges as follows			
Cost of sales	$ 7,862	$ 11,481	$ 8,307
Research and development	32,743	37,341	24,864
Selling, general and administrative	18,261	22,786	21,884

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

JUNE 29, 2008 AND JULY 1, 2007	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 149,221	$ 156,494
Marketable securities	817,480	476,813
Accounts receivable, net of allowance for doubtful accounts of $1,752 ($1,775 in 2007)	161,452	130,546
Inventories:		
Raw materials	4,996	4,318
Work-in-process	40,028	35,002
Finished goods	10,993	11,755
Total inventories	56,017	51,075
Deferred tax assets	31,882	35,038
Prepaid expenses and other current assets	29,488	11,138
Total current assets	1,245,540	861,104
Property, plant and equipment, at cost:		
Land, buildings and improvements	205,447	201,547
Manufacturing and test equipment	479,829	449,175
Office furniture and equipment	3,694	3,332
	688,970	654,054
Accumulated depreciation and amortization	(427,885)	(387,454)
Net property, plant and equipment	261,085	266,600
Other non-current assets	77,264	91,153
Total assets	$ 1,583,889	$ 1,218,857
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 16,860	$ 11,161
Accrued payroll and related benefits	66,465	54,470
Deferred income on shipments to distributors	37,777	39,946
Income taxes payable	19,839	45,327
Other accrued liabilities	34,217	28,965
Total current liabilities	175,158	179,869
Deferred tax liabilities	41,932	12,917
Convertible senior notes	1,700,000	1,700,000
Other long-term liabilities	100,717	34,036
Total liabilities	2,017,807	1,926,822
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, $0.001 par value, 2,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value, 2,000,000 shares authorized; 221,508 shares issued and outstanding at June 29, 2008 (229,655 shares at July 1, 2007)	221	229
Additional paid-in capital	1,050,038	901,906
Accumulated other comprehensive income, net of tax	1,452	(647)
Accumulated deficit	(1,485,629)	(1,609,453)
Total stockholders' deficit	(433,918)	(707,965)
Total liabilities and stockholders' deficit	$ 1,583,889	$ 1,218,857

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

THREE YEARS ENDED JUNE 29, 2008	2008	2007	2006
Cash flow from operating activities:			
Net income	$ 387,613	$ 411,675	$ 428,680
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	48,140	50,717	49,272
Tax benefit received on the exercise of stock-based awards	9,514	9,112	9,846
Stock-based compensation	58,866	71,608	55,055
Gain on sale of investment	(2,106)		
Change in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(30,906)	23,751	(28,433)
Increase in inventories	(4,942)	(12,044)	(3,603)
(Increase) decrease in prepaid expenses, other current assets and deferred tax assets	(929)	15,436	(6,863)
Increase in long-term assets	(1,345)	(32,719)	(1,316)
Increase (decrease) in accounts payable, accrued payroll and other accrued liabilities	16,720	(15,088)	3,749
(Decrease) increase in deferred income on shipments to distributors	(2,169)	(8,067)	4,305
Increase (decrease) in income taxes payable	50,378	(39,302)	16,462
Increase (decrease) in long-term liabilities	1,495	2,882	(17,154)
Cash provided by operating activities	530,329	477,961	510,000
Cash flow from investing activities:			
Purchase of long-term investment	(980)	—	(13,400)
Proceeds from sale of investment	16,486	—	—
Purchase of marketable securities	(1,093,979)	(1,322,337)	(1,307,854)
Proceeds from maturities of marketable securities	756,625	2,131,098	1,493,494
Purchase of property, plant and equipment	(35,269)	(61,992)	(69,390)
Cash (used in) provided by investing activities	(357,117)	746,769	102,850
Cash flow from financing activities:			
Excess tax benefits received on the exercise of stock-based awards	12,718	14,241	33,069
Issuance of common stock under employee stock plans	82,413	84,470	68,603
Issuance of convertible senior notes	—	1,700,000	—
Purchase of common stock	(98,964)	(3,215,574)	(342,769)
Payment of cash dividends	(176,652)	(192,433)	(153,874)
Cash used in financing activities	(180,485)	(1,609,296)	(394,971)
(Decrease) increase in cash and cash equivalents	(7,273)	(384,566)	217,879
Cash and cash equivalents, beginning of period	156,494	541,060	323,181
Cash and cash equivalents, end of period	$ 149,221	$ 156,494	$ 541,060
Supplemental disclosures of cash flow information:			
Cash paid during the fiscal year for income taxes	$ 90,226	$ 175,204	$ 150,030
Cash paid during the fiscal year for interest expense	$ 54,438	$ 1,752	$ 1,918

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

(in thousands, except per share amounts)

THREE YEARS ENDED JUNE 29, 2008	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
Balance at July 3, 2005	306,587	$307	$ 926,456	($ 2,839)	$ 1,083,110	$ 2,007,034
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	6,041	6	68,597	—	—	68,603
Tax benefit from stock option transactions	—	—	42,915	—	—	42,915
Purchase and retirement of common stock	(9,536)	(10)	(30,980)	—	(311,779)	(342,769)
Cash dividends — $0.50 per share	—	—	—	—	(153,874)	(153,874)
Stock-based compensation expense	—	—	56,155	—	—	56,155
Comprehensive income:						
Unrealized loss on available-for-sale investments, net of ($3,159) tax effect	—	—	—	(2,246)	—	(2,246)
Net income	—	—	—	—	428,680	428,680
Comprehensive income	—	—	—	—	—	426,434
Balance at July 2, 2006	303,092	303	1,063,143	(5,085)	1,046,137	2,104,498
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	5,492	5	84,465	—	—	84,470
Tax benefit from stock option transactions	—	—	23,353	—	—	23,353
Purchase and retirement of common stock	(78,929)	(79)	(340,663)	—	(2,874,832)	(3,215,574)
Cash dividends — $0.66 per share	—	—	—	—	(192,433)	(192,433)
Stock-based compensation expense	—	—	71,608	—	—	71,608
Comprehensive income:						
Unrealized gain on available-for-sale investments, net of ($551) tax effect	—	—	—	4,438	—	4,438
Net income	—	—	—	—	411,675	411,675
Comprehensive income	—	—	—	—	—	416,113
Balance at July 1, 2007	229,655	229	901,906	(647)	(1,609,453)	(707,965)
Cumulative effect adjustments, net of ($3,038) tax effect:						
Adoption of EITF-06-2	—	—	—	—	(5,173)	(5,173)
Adoption of FIN 48	—	—	—	—	1,613	1,613
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	5,927	6	82,407	—	—	82,413
Tax benefit from stock option transactions	—	—	22,232	—	—	22,232
Purchase and retirement of common stock	(14,074)	(14)	(15,373)	—	(83,577)	(98,964)
Cash dividends — $0.78 per share	—	—	—	—	(176,652)	(176,652)
Stock-based compensation expense	—	—	58,866	—	—	58,866
Comprehensive income:						
Unrealized gain on available-for-sale investments, net of $663 tax effect	—	—	—	2,099	—	2,099
Net income	—	—	—	—	387,613	387,613
Comprehensive income	—	—	—	—	—	389,712
Balance at June 29, 2008	221,508	$221	$1,050,038	$ 1,452	($ 1,485,629)	($ 433,918)

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Significant Accounting Policies

Description of Business

Linear Technology Corporation (together with its consolidated subsidiaries, "Linear Technology" or the "Company") designs, manufactures and markets a broad line of standard high performance linear integrated circuits. The Company's products include high performance amplifiers, comparators, voltage references, monolithic filters, linear regulators, DC-DC converters, battery chargers, data converters, communications interface circuits, RF signal conditioning circuits, µModule™ products, and many other analog functions. Applications for Linear Technology's high performance circuits include telecommunications, cellular telephones, networking products such as optical switches, notebook and desktop computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company is a Delaware corporation; it was organized and incorporated in California in 1981.

Basis of Presentation

The Company operates on a 52/53-week fiscal year ending on the Sunday nearest June 30. Fiscal years 2008, 2007 and 2006 were 52-week years. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant inter-company accounts and transactions. Accounts denominated in foreign currencies have been translated using the U.S. dollar as the functional currency.

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents and Marketable Securities

Cash equivalents are highly liquid investments purchased with original maturities of three months or less at the time of purchase. Investments with maturities over three months at the time of purchase are classified as marketable securities.

The Company accounts for its investment instruments in accordance with the provision of Financial Accounting Standards Board ("FASB") Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). At June 29, 2008 and July 1, 2007, all of the Company's short-term investments in debt securities were classified as available-for-sale under SFAS 115. Marketable securities consist primarily of highly liquid debt securities with a maturity of greater than three months when purchased. The Company classifies investments with maturities greater than twelve months as current as it considers all investments as a potential source of operating cash regardless of maturity date. The Company's debt securities are carried at fair market value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' (deficit) equity, net of tax. The fair value of investments is determined using quoted market prices for those securities. The cost of securities matured or sold is based on the specific identification method.

Concentrations of Credit Risk

The Company's investment policy restricts investments to high credit quality investments with maturities of three years or less and limits the amount invested with any one issuer. Concentrations of credit risk with respect to accounts receivable are generally not significant due to the diversity of the Company's customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, primarily letters of credit, as deemed necessary.

Note 1. Description of Business and Significant Accounting Policies (Continued)

No single end customer has accounted for 10% or more of the Company's revenues. The Company's primary domestic distributor, Arrow Electronics, accounted for 12% of revenues during fiscal year 2008 and 13% of accounts receivable as of June 29, 2008; 14% of revenues during fiscal year 2007 and 16% of accounts receivable as of July 1, 2007; 14% of revenues during fiscal year 2006 and 15% of accounts receivable as of July 2, 2006. Distributors are not end customers, but rather serve as a channel of sale to many end users of the Company's products. No other distributor or end customer accounted for 10% or more of revenues for fiscal years 2008, 2007, and 2006. No other distributor or customer accounted for 10% or more of accounts receivable as of fiscal years 2008, 2007 and 2006 year-ends.

The Company's assets, liabilities and cash flows are predominantly U.S. dollar denominated, including those of its foreign operations. However, the Company's foreign subsidiaries have certain assets, liabilities and cash flows that are subject to foreign currency risk. The Company considers this risk to be minor and, for the three years ended June 29, 2008, did not utilize derivative instruments to hedge foreign currency risk or for any other purpose. Gains and losses resulting from foreign currency fluctuations are recognized in income.

Inventories

The Company values inventories at the lower of cost or market on a first-in, first-out basis. The Company records charges to write-down inventories for unsalable, excess or obsolete raw materials, work-in-process and finished goods. Newly introduced parts are generally not valued until success in the market place has been determined by a consistent pattern of sales and backlog among other factors. In addition to write-downs based on newly introduced parts, judgmental assessments are calculated for the remaining inventory based on salability, obsolescence, historical experience and current business conditions.

Property, Plant and Equipment and Other Non-Current Assets

Depreciation for property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets (3-7 years for equipment and 10-30 years for buildings and building improvements). Leasehold improvements are amortized over the shorter of the asset's useful life or the expected term of the lease. Depreciation and amortization expense for fiscal years 2008, 2007 and 2006 were $40.8 million, $43.4 million and $42.4 million, respectively.

Other non-current assets principally relate to technology agreements totaling $26.9 million; capitalized offering discount fees related to the Company's Convertible Senior Notes totaling $18.1 million; and non-current deferred tax assets totaling $32.2 million. Technology agreements are generally amortized over their contractual periods, primarily 3 to 10 years using the straight-line method of amortization. The Company has elected to amortize the offering discounts straight-line over the Company's earliest redemption dates of November 1, 2010 (3.5 years) and May 1, 2014 (7 years). Non-current deferred tax assets primarily relate to stock-based compensation.

The Company performs reviews of its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying value may not be recoverable or that the useful life is shorter than originally estimated.

Long-lived assets by geographic area were as follows, net of accumulated depreciation:

In thousands	June 29, 2008	July 1, 2007
United States	$217,976	$253,925
Malaysia	46,165	37,927
Singapore	41,984	44,068
Total long-lived assets	$306,125	$335,920

Note 1. Description of Business and Significant Accounting Policies (Continued)

Advertising Expense

The Company expenses advertising costs in the period in which they occur. Advertising expenses for fiscal years 2008, 2007 and 2006 were approximately $6.2 million, $6.6 million and $7.1 million, respectively.

Revenue Recognition

The Company recognizes revenues when the earnings process is complete, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. The Company recognized approximately 16% of net revenues in fiscal year 2008 from North American ("domestic") distributors that are recognized under agreements which provide for certain sales price rebates and limited product return privileges. Given the uncertainties associated with the levels of pricing rebates, the ultimate sales price on domestic distributor sales transactions is not fixed or determinable until domestic distributors sell the merchandise to the end-user. Domestic distributor agreements permit the following: price protection on certain domestic distribution inventory if the Company lowers the prices of its products; exchanges up to 3% of certain purchases on a quarterly basis; and ship and debit transactions. Ship and debit transactions are transactions in which during the course of securing business, domestic distributors request the Company to reduce its selling price on a specific quantity of product in order to complete a particular sales transaction. When the Company agrees, it rebates to the requesting distributor, through the acceptance of the distributor's debit memo, the amount of the price reduction so negotiated.

At the time of shipment to domestic distributors, the Company records a trade receivable and deferred revenue at the distributor purchasing price since there is a legally enforceable obligation from the distributor to pay for the products delivered. The Company relieves inventory as title has passed to the distributor and recognizes deferred cost of sales in the same amount. "Deferred income on shipments to distributors" represents the difference between deferred revenue and deferred costs of sales and is recognized as a current liability until such time as the distributor confirms a final sale to its end customer. "Deferred income on shipments to distributors" effectively represents the deferred gross margin on the sale to the distributor; however, the actual amount of gross margin the Company ultimately recognizes in future periods may be less than the originally recorded amount as a result of price protection, negotiated price rebates and exchanges as mentioned above. The wide range and variability of negotiated price rebates granted to distributors does not allow the Company to accurately estimate the portion of the balance in the "Deferred income on shipments to distributors" that will be remitted back to the distributors. The Company does not reduce deferred income by anticipated future price rebates. Instead, price rebates are recorded against "Deferred income on shipments to distributors" when incurred, which is generally at the time the distributor sells the product.

The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. The agreements generally permit distributors to exchange up to 5% of purchases on a semi-annual basis. Revenue on international distributor sales is recognized upon shipment at which time title passes. The Company estimates international distributor returns based on historical data and current business expectations and defers a portion of international distributor sales and costs based on these estimated returns.

Product Warranty and Indemnification

The Company's warranty policy provides for the replacement of defective parts. In certain large contracts, the Company has agreed to negotiate in good faith a product warranty in the event that an epidemic failure of its parts were to take place. To date there have been no such occurrences. Warranty expense historically has been negligible.

The Company provides a limited indemnification for certain customers against intellectual property infringement claims related to the Company's products. In certain cases, there are limits on and exceptions to the Company's potential liability for indemnification relating to intellectual property infringement claims. To date, the

Note 1. Description of Business and Significant Accounting Policies (Continued)

Company has not incurred any significant indemnification expenses relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, that the Company might be required to make as a result of these agreements, and accordingly, the Company has not accrued any amounts for its indemnification obligations.

Stock-Based Compensation

The Company has equity incentive plans, which are described more fully in "*Note 2: Stock-Based Compensation.*" The Company accounts for stock-based compensation arrangements in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement No. 123(R), *Share-Based Payment* ("SFAS 123R"). Under SFAS 123R, compensation is measured at the grant date, based on the fair value of the award. The Company amortizes the compensation cost straight-line over the vesting period, which is generally five years. The Company estimates the fair value of stock options using the Black-Scholes valuation model. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected option term, stock price volatility and forfeiture rates to determine the fair value of a stock option. The estimate of these key assumptions is based on historical information and judgment regarding market factors and trends.

Income Taxes

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by describing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. FIN 48 was adopted by the Company effective July 2, 2007. See "*Note 8. Income Taxes*" in Part II, Item 8 of this Form 10-K.

Earnings Per Share

Basic earnings per share is calculated using the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated using the weighted average shares of common stock outstanding, plus the dilutive effect of restricted stock and stock options, calculated using the treasury stock method. The dilutive effect of stock options and restricted stock was 4,025,000, 6,114,000, and 8,129,000 shares for fiscal years 2008, 2007, and 2006, respectively. The weighted average diluted common shares outstanding for fiscal years 2008, 2007, and 2006 excludes the effect of approximately 17,260,000, 18,274,000, and 18,098,000 stock options and restricted stock awards, respectively, that if included would be anti-dilutive.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Segment Reporting

The Company competes in a single operating segment, and as a result, no segment information has been disclosed outside of geographical information. Disclosures about products and services, and major customers are included above in Note 1.

Note 1. Description of Business and Significant Accounting Policies (Continued)

Export sales by geographic area were as follows:

In thousands	June 29, 2008	July 1, 2007	July 2, 2006
Europe	$212,776	$193,125	$191,640
Japan	154,091	142,599	153,527
Rest of the world	461,478	402,399	415,195
Total export sales	$828,345	$738,123	$760,362

Accounting Changes

Effective at the beginning of the first quarter of fiscal year 2008, the Company adopted Emerging Issues Task Force ("EITF") No. 06-2, "Accounting for Sabbatical, Leave and Other Similar Benefits Pursuant to FASB Statement No. 43" ("EITF 06-2"). EITF 06-2 requires companies to accrue the cost of such compensated absences over the requisite service period. The Company's Sabbatical Program provides for six weeks of paid leave for salaried (exempt) employees in the United States upon the completion of five years of service and four weeks of paid leave for nonexempt employees in the United States upon the completion of five years of service. Prior to the adoption of EITF 06-2, the Company accounted for the sabbatical program only after the completion of the five years by the eligible employees because none of the benefits vested or accreted to the employee until completion of the full five years of service. The Company adopted EITF 06-2 through a cumulative-effect adjustment, resulting in an additional long-term liability of $8.2 million and an increase to accumulated deficit of $5.2 million net of taxes at the beginning of the first quarter of fiscal year 2008.

The Company also adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), and related guidance in the first quarter of 2008. See "Note 8: Income Taxes" for further discussion.

Recent Accounting Pronouncements

In May 2008, the FASB issued FASB Staff Position ("FSP") No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP APB 14-1). The Company's $1.7 billion convertible senior notes will be affected by this FSP. FSP APB 14-1 will require the issuer to separately account for the liability and equity components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Further, the FSP will require bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the statement of income. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and will be required to be applied retrospectively to all periods presented. The Company will be required to implement the standard during the first quarter of fiscal 2010, which begins on June 29, 2009. The Company currently estimates that the adoption of FSP APB 14-1 will have a noncash charge of roughly $0.03 per share on the Company's quarterly earnings per share.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. This standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which is the Company's fiscal year 2009. The Company believes that the adoption of SFAS 157 will not have an impact on its financial condition and results of operations.

Note 2. Stock-Based Compensation

Equity Incentive Plans

The Company has two equity incentive plans (2005 Equity Incentive Plan and 2001 Nonstatutory Stock Option Plan) under which the Company may grant Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units. Under the plans, the Company may grant awards to employees, executive officers, directors and consultants who provide services to the Company. To date, the Company has only granted Nonstatutory Stock Options, Restricted Stock and Restricted Stock Units. At June 29, 2008, 15.1 million shares were available for grant under the plans. Options generally become exercisable over a five-year period (generally 10% every six months.) Options granted prior to January 11, 2005 expire ten years after the date of grant; options granted after January 11, 2005 expire seven years after the date of the grant. The Company's restricted awards generally vest annually over a period of five years (20% a year) based upon continued employment with the Company.

In addition, the Company also has an Employee Stock Purchase Plan ("ESPP") that is available to employees only. The ESPP permits eligible employees to purchase common stock through payroll deductions at 85% of the fair market value of the common stock at the end of each six-month offering period. The offering periods commence on approximately May 1 and November 1 of each year. At June 29, 2008, 0.4 million shares were available for issuance under the ESPP. During fiscal year 2008, 0.2 million shares were issued at a weighted-average price of $28.54 per share.

2005 Equity Incentive Plan. On November 2, 2005, the Company's stockholders approved the 2005 Equity Incentive Plan, to provide for the issuance of the Company's common stock. The plan enables the Company to issue Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performances Shares and Performance Units. Under the 2005 Equity Incentive Plan, the Company may grant awards to employees, executive officers, directors and consultants who provide services to the Company.

2001 Nonstatutory Stock Option Plan. In fiscal year 2001, the Company's Board of Directors approved the 2001 Nonstatutory Stock Option Plan ("2001 Plan"). The 2001 Plan provides for the granting of non-qualified equity awards to employees and consultants. The Company cannot grant awards under the 2001 Plan to directors or executive officers of the Company.

2005 Employee Stock Purchase Plan. On November 2, 2005, the Company's stockholders approved the 2005 Employee Stock Purchase Plan, to provide employees of the Company with an opportunity to purchase common stock of the Company through accumulated payroll deductions. The 2005 ESPP is currently available to employees only. The maximum number of shares that may be issued to any one participant in any six-month offering period under the ESPP is currently 300 shares.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with the provisions of SFAS 123R. Under SFAS 123R, compensation is measured at the grant date, based on the fair value of the award. The Company amortizes the compensation cost straight-line over the vesting period, which is generally five years. The Company estimates the fair value of stock options using the Black-Scholes valuation model. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected option term, stock price volatility and forfeiture rates to determine the fair value of a stock option. The estimate of these key assumptions is based on historical information and judgment regarding market factors and trends.

As of June 29, 2008 there was approximately $160.3 million of total unrecognized stock-based compensation cost related to share-based payments granted under the Company's stock-based compensation plans that will be recognized over a period of approximately five years. Future grants will add to this total, whereas quarterly amortization and the vesting of the existing grants will reduce this total.

Note 2. Stock-Based Compensation (Continued)

The table below outlines the effects of total stock-based compensation for fiscal years 2008, 2007 and 2006:

In thousands, except per share amounts	June 29, 2008	July 1, 2007	July 2, 2006
Stock-based compensation	$ 58,866[1]	$ 71,608[1]	$ 55,055[1]
Tax effect on stock-based compensation	(16,686)	(19,883)	(16,792)
Net effect on net income	$ 42,180	$ 51,725	$ 38,263
Effect on earnings per share:			
Basic	$ 0.19	$ 0.18	$ 0.13
Diluted	$ 0.19	$ 0.17	$ 0.12
Shares used in basic EPS	222,232	290,502	305,156
Shares used in diluted EPS	226,257	296,616	313,285

[1]Stock-based compensation includes the effects of stock options, restricted stock, restricted stock units and the ESPP.

The Company issues new shares of common stock upon exercise of stock options. For the fiscal year ended June 29, 2008, 4.5 million stock options were exercised for a gain (aggregate intrinsic value) of $70.3 million determined as of the date of option exercise.

Determining Fair Value

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions in the following table. Expected volatilities are based on implied volatilities from traded options on the Company's stock. The Company uses the simplified calculation of expected life described in the SEC's Staff Accounting Bulletin 107, as the Company shortened the contractual life of employee stock options from ten years to seven years in the third quarter of fiscal year 2005. The dividend yield is determined by dividing the expected per share dividend during the coming year by the average fair market value of the stock during the quarter. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The estimated fair value of the employee stock options is amortized to expense using the straight-line method over the vesting period.

The following assumptions were used in valuing stock options for fiscal years 2008, and 2007 and 2006:

	June 29, 2008	July 1, 2007	July 2, 2006
Expected lives in years	4.1	4.9	4.9
Expected volatility	29.5%	30.8%	28.1%
Dividend yields	2.0%	1.9%	1.2%
Risk free interest rates	3.9%	4.6%	4.2%
Weighted-average grant date fair value	$8.70	$8.92	$10.75

Note 2. Stock-Based Compensation (Continued)

Stock Options

The following table summarizes the stock option activity and related information under all stock option plans:

	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value
Outstanding options, July 3, 2005	39,719,628	$29.39		
Granted	1,469,500	37.88		
Forfeited and expired	(866,778)	41.29		
Exercised	(5,204,818)	11.94		
Outstanding options, July 2, 2006	35,117,532	$32.04		
Granted	478,500	31.15		
Forfeited and expired	(996,420)	39.85		
Exercised	(4,392,515)	17.64		
Outstanding options, July 1, 2007	30,207,097	$33.87		
Granted	65,000	35.84		
Forfeited and expired	(714,440)	41.56		
Exercised	(4,466,633)	17.00		
Outstanding options, June 29, 2008	25,091,024	$36.65	3.44	$44,646,227
Vested and expected to vest at June 29, 2008	24,919,501	$36.66	3.44	$44,610,192
Options vested and exercisable at:				
July 2, 2006	29,290,752	$31.38		
July 1, 2007	26,236,607	33.59		
June 29, 2008	22,828,399	36.68	3.33	$44,360,393

The following table sets forth certain information with respect to employee stock options outstanding and exercisable at June 29, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Stock Options Exercisable	Weighted Average Exercise Price
$11.73 – $23.11	455,300	$22.14	2.21	455,300	$22.14
$25.05 – $25.05	3,995,784	25.05	4.06	3,995,784	25.05
$27.69 – $30.93	2,785,220	28.70	1.78	2,603,170	28.55
$31.98 – $35.61	3,046,170	34.07	3.43	2,532,470	33.83
$36.12 – $37.03	2,650,950	36.76	4.26	1,707,700	36.73
$37.05 – $38.25	3,391,200	37.93	3.53	3,200,950	37.99
$38.50 – $40.88	3,026,100	40.10	4.98	2,592,725	40.28
$40.90 – $50.25	4,372,450	46.68	2.81	4,372,450	46.68
$52.94 – $52.94	746,000	52.94	2.45	746,000	52.94
$55.88 – $55.88	621,850	55.88	2.27	621,850	55.88
$11.73 – $55.88	25,091,024	$36.65	3.44	22,828,399	$36.68

Note 2. Stock-Based Compensation (Continued)

Restricted Awards

The following table summarizes the Company's restricted stock and restricted stock unit activity under all equity award plans:

	Restricted Awards Outstanding	Weighted-Average Grant-Date Fair Value
Outstanding awards, July 3, 2005	1,469,023	$37.05
Granted	2,370,060	36.93
Vested	(611,956)	37.05
Forfeited	(55,602)	37.21
Nonvested at July 2, 2006	3,171,525	$36.96
Granted	2,077,302	31.29
Vested	(869,809)	37.05
Forfeited	(196,697)	36.06
Nonvested at July 1, 2007	4,182,321	$34.45
Granted	2,156,598	33.96
Vested	(1,221,133)	35.34
Forfeited	(159,047)	34.60
Nonvested at June 29, 2008	4,958,739	$34.00

Note 3. Marketable Securities

The following is a summary of cash equivalents and marketable securities at June 29, 2008 and July 1, 2007:

	June 29, 2008			
In thousands	Amortized Cost	Unrealized Gain	Unrealized (Loss) (1)	Fair Value
U.S. Treasury securities	$ 67,253	$ 490	$(199)	$ 67,544
Obligations of U.S. government-sponsored enterprises	148,890	741	(63)	149,568
Municipal bonds	582,434	1,557	(336)	583,655
Corporate debt securities and other	18,784	—	(75)	18,709
Money market funds	65,801	—	—	65,801
Total	$883,162	$2,788	$(673)	$885,277
Amounts included in:				
Cash equivalents	$ 67,797	$ —	$ —	$ 67,797
Marketable Securities	815,365	2,788	(673)	817,480
Total	$883,162	$2,788	$(673)	$885,277

Note 3. Marketable Securities (Continued)

In thousands	July 1, 2007			
	Amortized Cost	Unrealized Gain	Unrealized (Loss)[1]	Fair Value
U.S. Treasury securities	$ 86,503	$—	$ (317)	$ 86,186
Obligations of U.S. government-sponsored enterprises	72,151	—	(210)	71,941
Municipal bonds	296,685	7	(650)	296,042
Corporate debt securities and other	49,315	—	(28)	49,287
Money market funds	27,408	—	—	27,408
Total	$532,062	$ 7	$(1,205)	$530,864
Amounts included in:				
Cash equivalents	$ 54,051	$—	$ —	$ 54,051
Marketable Securities	478,011	7	(1,205)	476,813
Total	$532,062	$ 7	$(1,205)	$530,864

[1]The Company evaluated the nature of the investments with a loss position at June 29, 2008 and July 1, 2007, which are primarily obligations of the U.S. government and its sponsored enterprises, municipal bonds and U.S. corporate notes. In evaluating the investments, the Company considered the duration of the impairments, and the amount of the impairments relative to the underlying portfolio and concluded that such amounts were not "other-than-temporary" as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company principally holds securities until maturity, however, they may be sold under certain circumstances. Unrealized losses on the investments greater than twelve months old were not significant as of June 29, 2008 and July 1, 2007.

The estimated fair value of investments in debt securities by effective maturity date, is as follows:

In thousands	June 29, 2008	July 1, 2007
Due in one year or less	$322,447	$279,218
Due after one year through three years	495,033	197,595
Total	$817,480	$476,813

Note 4. Intangible Assets

The Company's intangible assets consist of technology licenses only and are a component of other non-current assets. The Company amortizes its technology licenses over contractual periods ranging from 3 to 10 years using the straight-line method of amortization. The weighted average remaining amortization period at June 29, 2008 is 4.6 years. The values of intangible assets at June 29, 2008 and July 1, 2007 are as follows:

In thousands	June 29, 2008	July 1, 2007
Gross carrying amount	$ 58,170	$ 62,670
Accumulated amortization	(31,237)	(28,380)
Total intangible assets	$ 26,933	$ 34,290

Amortization expense associated with intangible assets for fiscal years 2008, 2007, and 2006 were $7.4 million, $7.4 million, and $6.8 million, respectively. Amortization expense for the net carrying amount of intangible assets at June 29, 2008 is estimated to be $6.2 million in fiscal year 2009, $5.7 million in fiscal year 2010, $5.7 million in fiscal year 2011, $5.7 million in fiscal year 2012 and $3.8 million in fiscal year 2013.

Note 5. Convertible Senior Notes

During the fourth quarter of fiscal year 2007, the Company issued $1.0 billion aggregate principal amount of its 3.00% Convertible Senior Notes due May 1, 2027 (the "2027A notes") and $700 million aggregate principal amount of its 3.125% Convertible Senior Notes due May 1, 2027 (the "2027B notes" and, together with the 2027A notes, the "Notes") to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The Notes are the Company's unsubordinated, unsecured obligations and rank equal in right of payment with all of the Company's other existing and future unsubordinated, unsecured obligations; the Notes rank junior in right of payment to any of the Company's secured obligations to the extent of the value of the collateral securing such obligations; and the Notes are effectively subordinated in right of payment to all existing and future indebtedness and liabilities of our subsidiaries. There is not a sinking fund in connection with the Notes. The Company received net proceeds from the issuance of the Notes of $1,678.0 million after the deduction of issuance costs of $22.0 million. The Company used the entire net proceeds of the offering to fund a portion of its repurchase of $3.0 billion of its common stock pursuant to an accelerated stock repurchase transaction it entered into with an affiliate of the initial purchaser of the Notes simultaneously with the offering of the Notes. The debt issuance costs are recorded in other non-current assets and are being amortized to interest expense on a straight-line basis over the earliest redemption date of November 1, 2010 (3.5 years for the 2027B notes) and May 1, 2014 (7 years for the 2027A notes). Interest is payable semiannually in arrears on May 1 and November 1. Interest expense, amortization of the offering discount, and amortization of the issuance fees related to the Notes for fiscal years 2008 and 2007 totaled $56.3 million and $10.4 million, respectively, and were included in interest expense on the consolidated statement of income.

Upon conversion of the Notes, the Company will pay the holder cash equal to the lesser of the aggregate principal amount and the conversion value of the Notes being converted. If the conversion value exceeds $1,000, the Company must also deliver cash or common stock or a combination of cash and common stock, at the Company's option, for the conversion value in excess of $1,000 ("conversion spread"). The conversion value of the Notes is determined based on a daily conversion value calculated on a proportionate basis for each trading day in a 20 trading day conversion reference period. For purposes of calculating earnings per share, there would be no adjustment to the shares in the earnings per share calculation for the cash settled portion of the Notes, as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the shares for the calculation of diluted earnings per share to the extent the conversion price is dilutive under the treasury stock method. At June 29, 2008, no shares related to the Notes were included in the computation of diluted earnings per share. As of the date hereof, the conversion rate of the 2027A notes is 20.5893 shares of common stock per $1,000 principal amount of the 2027A notes, subject to adjustment upon the occurrence of certain events as described in the Indenture for the 2027A notes (including the payment of dividends). As of the date hereof, the conversion rate of the 2027B notes is 20.3977 shares of common stock per $1,000 principal amount of the 2027B notes, subject to adjustment upon the occurrence of certain events as described in the Indenture for the 2027B notes (including the payment of dividends). The payment of the dividend approved by the Company's Board of Directors in July 2008 will cause a further minor adjustment in the conversion rate of the Notes. The Notes will bear contingent interest equal to 0.25% commencing May 1, 2014 for the 2027A notes and November 1, 2010 for the 2027B notes under certain circumstances. The Company may redeem the 2027A notes for cash at any time on or after May 1, 2014, and holders may require the Company to repurchase the 2027A notes for cash on specified dates or upon a fundamental change. The Company may redeem the 2027B notes for cash at any time on or after November 1, 2010, and holders may require the Company to repurchase the 2027B notes for cash on specified dates or upon a fundamental change.

Holders may convert their Notes on any day to and including the business day prior to the maturity date of the applicable Notes only under the following circumstances: (1) during any calendar quarter after the calendar quarter ending June 29, 2008, if the closing price of the Company's common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five business day period after any five consecutive trading-day period (the "measurement period") in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the closing price of the Company's common stock

Note 5. Convertible Senior Notes (Continued)

and the applicable conversion rate on each such day; (3) if the Company has called the applicable Notes for redemption; (4) upon the occurrence of specified distributions to holders of the Company's common stock; or (5) upon the occurrence of specified corporate transactions. In addition, holders of the Notes who convert their Notes in connection with a fundamental change, as defined in the Indenture for the applicable Notes, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the Notes may require the Company to purchase all or a portion of their Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any. As of June 29, 2008, none of the conditions allowing holders of the Notes to convert had been met.

Note 6. Stockholders Equity

Stock Repurchase

On April 17, 2007 the Company's Board of Directors authorized a $3.0 billion accelerated stock repurchase transaction ("ASR"). As part of the ASR, the Company entered into two $1.5 billion confirmations totaling $3.0 billion during the fourth quarter of fiscal 2007. Under these confirmations, the Company provided a financial institution with an up-front payment totaling $3.0 billion. The number of shares of common stock that were delivered to the Company for the first confirmation was determined based on the daily volume weighted average price of the Company's common stock over an approximately three-month period that commenced shortly after the issuance of the Company's $1.7 billion Convertible Senior Notes in April 2007. Under the terms of the first $1.5 billion confirmation, the Company received 33.3 million shares of its common stock during the fourth quarter of fiscal year 2007. The first confirmation ended during the first quarter of fiscal year 2008 and the Company received an additional 7.7 million shares. Accordingly, under the first confirmation the Company received a total of 41.0 million shares at an average purchase price of $36.57 per share. Under the terms of the second $1.5 billion confirmation, the Company received 38.9 million shares of its common stock during the fourth quarter of fiscal year 2007. The exact number of shares for the second confirmation was determined by the daily volume weighted average price of the Company's common stock (subject to a per share floor price and cap price resulting in a purchase by the Company under that part of the ASR of no fewer than approximately 38.9 million shares of common stock and not more than approximately 42.5 million shares of common stock) over the subsequent approximately six-month period. The second confirmation ended during the third quarter of fiscal year 2008 and the Company received an additional 3.4 million shares. Accordingly, under the second confirmation the Company received a total of 42.3 million shares at an average purchase price of $35.46 per share.

On July 29, 2008 the Company's Board of Directors authorized the Company to purchase up to 20.0 million shares of its outstanding common stock in the open market over a two year time period as the previous program had expired. Shares repurchased in connection with the Board of Directors authorized stock repurchase programs in fiscal years 2008, 2007 and 2006 are as follows:

In thousands	June 29, 2008	July 1, 2007	July 2, 2006
Number of shares of common stock repurchased	14,074	78,929	9,536
Total cost of repurchase	$98,964	$3,215,574	$342,769

Dividends

On July 22, 2008 the Company's Board of Directors approved a cash dividend of $0.21 per share which is payable on August 27, 2008 to stockholders of record on August 15, 2008. During fiscal year 2008, the Company paid $176.7 million in dividends representing $0.78 per share. The payment of future dividends will be based on quarterly financial performance.

Note 7. Retirement Plan

The Company has established a 401(k) retirement plan for its qualified U.S. employees. Under the plan, participating employees may defer up to 25% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. The Company contributes to qualified U.S. employees' 401(k) accounts as part of the Company's semi-annual profit sharing payouts. Contributions made by the Company to this plan were approximately $9.7 million, $10.4 million and $11.2 million in fiscal years 2008, 2007 and 2006, respectively.

Note 8. Income Taxes

The components of income before income taxes for fiscal years 2008, 2007 and 2006 are as follows:

In thousands	June 29, 2008	July 1, 2007	July 2, 2006
United States operations	$425,919	$464,924	$556,643
Foreign operations	115,035	105,000	60,165
	$540,954	$569,924	$616,808

The provision for income taxes for fiscal years 2008, 2007 and 2006 consists of the following:

In thousands	June 29, 2008	July 1, 2007	July 2, 2006
United States federal:			
Current	$119,336	$146,095	$185,110
Deferred	22,095	(1,653)	(15,019)
	141,431	144,442	170,091
State:			
Current	6,256	10,579	14,662
Deferred	1,186	(643)	(747)
	7,442	9,936	13,915
Foreign:			
Current	4,160	2,744	10,235
Deferred	308	1,127	(6,113)
	4,468	3,871	4,122
	$153,341	$158,249	$188,128

Actual current federal and state tax liabilities are lower than the amounts reflected above by the tax benefit from stock option activity and other stock awards of approximately $37.2 million for fiscal year 2008, $35.6 million for fiscal year 2007, and $50.9 million for fiscal year 2006, respectively.

Note 8. Income Taxes (Continued)

The provision for income taxes reconciles to the amount computed by applying the statutory U.S. Federal rate at 35% to income before income taxes for fiscal years 2008, 2007 and 2006 are as follows:

In thousands	June 29, 2008	July 1, 2007	July 2, 2006
Tax at U.S. statutory rate	$189,334	$199,474	$215,883
State income taxes, net of federal benefit	4,095	6,459	9,045
Earnings of foreign subsidiaries subject to lower rates	(25,692)	(23,730)	(8,739)
Tax-exempt interest income	(5,304)	(11,029)	(10,273)
Export sales benefit	—	(795)	(10,948)
Domestic manufacturing deduction	(4,172)	(1,568)	(4,144)
Research and development credit	(4,280)	(12,755)	(3,636)
Other	(640)	2,193	940
	$153,341	$158,249	$188,128

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities recorded in the balance sheet as of June 29, 2008 and July 1, 2007 are as follows:

In thousands	June 29, 2008	July 1, 2007
Deferred tax assets:		
Inventory valuation	$ 7,863	$ 8,126
Deferred income on shipments to distributors	13,960	14,762
Stock-based compensation	28,385	25,532
Accrued compensation and benefits	5,961	2,138
Other	7,936	6,312
Total deferred tax assets	64,105	56,870
Deferred tax liabilities:		
Depreciation and amortization	$ 1,959	$ 1,951
Unremitted earnings of subsidiaries	9,358	6,129
Convertible senior notes	29,422	4,616
Other	1,193	221
Total deferred tax liabilities	41,932	12,917
Net deferred tax assets	$22,173	$43,953

The Company has a partial tax holiday in Singapore whereby the local statutory rate is significantly reduced. The tax holiday is effective through August 2011 and may be extended through August 2014, if certain conditions are met. The Company has obtained a partial tax holiday in Malaysia, which is effective through July 2015.

The impact of the Singapore and Malaysia tax holidays was to increase net income by approximately $13.6 million ($0.06 per diluted share) in fiscal year 2008, $12.4 million ($0.04 per diluted share) in fiscal year 2007, and $5.2 million ($0.02 per diluted share) in fiscal year 2006. The Company does not provide a residual U.S. tax on a portion of the undistributed earnings of its Singapore and Malaysian subsidiaries, as it is the Company's intention to permanently invest these earnings overseas. Should these earnings be remitted to the U.S. parent, additional U.S. taxable income would be approximately $200 million.

The Internal Revenue Service ("IRS") has completed its examination of the five fiscal years beginning July 1, 1996 and ending July 1, 2001 with respect to the Foreign Sales Corporation ("FSC") benefits. The Company received

Note 8. Income Taxes (Continued)

a one-time tax benefit during the fourth quarter of fiscal year 2007 as the Company settled with the IRS certain disputed tax benefits for fiscals 1997–2001 related to its FSC. The Company revised its tax reserves accordingly by settling the FSC issue.

In June 2006, the FASB issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by describing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. FIN 48 was adopted by the Company effective July 2, 2007. The cumulative effect of the change in accounting principle as a result of the Company's reassessment of its tax positions in accordance with FIN 48 was recorded as a decrease of $1.6 million to accumulated deficit and a decrease in income taxes payable of $1.6 million as of July 2, 2007.

After adoption of FIN 48 at July 2, 2007, the Company had $55.4 million of unrecognized tax benefits. As of June 29, 2008, the Company had $57.4 million of unrecognized tax benefits, of which $46.9 million if recognized, would favorably impact its effective income tax rate in future periods.

The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. Income tax expense for fiscal year 2008 includes accrued interest on unrecognized tax benefits totaling $4.0 million. At June 29, 2008, the total amount of interest on unrecognized tax benefits is $11.3 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In thousands	Unrecognized Tax Benefits
Balance at July 2, 2007	$55,369
Additions for current year tax positions	8,345
Settlements	(6,291)
Balance at June 29, 2008	$57,423

During the quarter ended September 30, 2007, the Company received a Notice of Deficiency from the Internal Revenue Service ("IRS") related to export tax benefits the Company claimed as its extraterritorial income ("ETI") exclusion under the Internal Revenue Code. The IRS seeks to recover in full the Company's ETI benefit claimed on its tax returns for fiscal years from 2002 through 2006 totaling $56.5 million plus accrued interest. The Company disputes the proposed adjustments and intends to pursue the matter through applicable IRS and judicial procedures as appropriate. The matter has been docketed for litigation but is currently being considered by IRS Appeals. It is reasonably possible that this matter may be settled at IRS Appeals within the next twelve months and that the related unrecognized tax benefits for this tax position may change from those recorded as liabilities for uncertain tax positions in our financial statements. An acceptable settlement offer by IRS Appeals would most likely result in a decrease in unrecognized tax benefits and thus a favorable discrete tax benefit in the period of final settlement. If a favorable settlement is not reached at IRS Appeals, the matter would most likely proceed to litigation. However, based on the current status of this matter, it is not possible to estimate the effect of such changes, if any, to previously unrecognized tax benefits and there can be no assurance that the resolution of this matter will not have a material effect on the financial position and/or results of operations of future periods. There are no other matters that have been raised by the IRS related to their examination of fiscal years from 2002 through 2006 other than ETI.

The Company files U.S. federal, U.S. state, and non-U.S. tax returns. The following major tax jurisdictions are no longer subject to examination: U.S. federal prior to fiscal year 2002 and California prior to fiscal year 2005.

Note 9. Commitments and Contingencies

Contractual Obligations

The Company leases certain of its facilities under operating leases, some of which have options to extend the lease period. In addition, the Company has entered into long-term land leases for the sites of its Singapore and Malaysia manufacturing facilities.

At June 29, 2008, future minimum lease payments under non-cancelable operating leases and land leases having an initial term in excess of one year were as follows: fiscal year 2009: $2.5 million; fiscal year 2010: $2.4 million; fiscal year 2011: $1.5 million; fiscal year 2012: $0.8 million; fiscal year 2013: $0.5 million and thereafter: $2.5 million.

Total rent expense was $3.9 million, $3.5 million, and $3.7 million in fiscal years 2008, 2007 and 2006, respectively.

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business on a wide range of matters, including, among others, patent suits and employment claims. The Company does not believe that any of the current suits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages.

The Company previously disclosed that the Securities and Exchange Commission ("SEC") and the United States Attorney's Office for the Northern District of California ("U.S. Attorney Office") had initiated informal inquiries into the Company's stock option granting practices. On October 1, 2007, the Company received notice from the SEC that the investigation concerning the Company's historical stock option granting practices had been completed and that no enforcement action was recommended. The Company has not received any further requests from the U.S. Attorney Office. The Company also disclosed that on September 5, 2006, it received an Information Document Request from the Internal Revenue Service ("IRS") concerning its stock option grants and grant practices. The Company provided the IRS with information in response to that and subsequent requests. The Company was also contacted by the California Franchise Tax Board ("Board") regarding the IRS's inquiries, but was informed in March 2008 that the Board would not be proceeding with any further actions.

Certain current and former directors and officers of the Company have been named as defendants in two shareholder derivative actions filed in the United States District Court for the Northern District of California, which have been consolidated under the caption *In re Linear Technology Corporation Shareholder Derivative Litigation* (the "Federal Action"), in three consolidated shareholder derivative actions filed in the Superior Court for Santa Clara County, California, also captioned *In re Linear Technology Corporation Shareholder Derivative Litigation* (the "California State Action"), and in a shareholder derivative action filed in Delaware Chancery Court, captioned *Weiss v. Swanson* (the "Delaware Action"). The Company has been named in each of these Actions as a nominal defendant against which no recovery is sought. The Company has engaged outside counsel to represent it in the government inquiries and pending lawsuits.

In the Federal Action, the plaintiffs alleged that the individual defendants breached their fiduciary duties to the Company in connection with the alleged backdating of stock option grants during the period from 1995 through 2002, and asserted derivative claims against the individual defendants based on alleged violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act"), and Rule 10b-5 promulgated thereunder. The plaintiffs sought to recover unspecified money damages, disgorgement of profits and benefits, equitable relief and attorneys' fees and costs. The Company moved to dismiss the Federal Action on the ground that the plaintiffs had not made a pre-litigation demand on the Company's Board of Directors and had not demonstrated that such a demand would have been futile. The individual defendants joined in that motion, and also moved to dismiss the complaint for failure to state a claim against each of them. On December 7, 2006, the District Court granted the Company's motion; the Court did not address the individual defendants' motion. The plaintiffs filed an amended complaint on January 5,

Note 9. Commitments and Contingencies (Continued)

2007 asserting derivative claims against the individual defendants for alleged violations of Sections 10(b), 14(a), and 20(a) of the Exchange Act, and Rules 10b-5 and 14a-9 promulgated thereunder. Pursuant to the parties' stipulation, on February 14, 2007, the District Court entered an order staying the Federal Action in favor of permitting the California State Action to proceed.

In the California State Action, the plaintiffs initially asserted claims against the individual defendants for breach of fiduciary duty and aiding and abetting one another's alleged breaches of duty in connection with the alleged backdating of stock option grants during the period from 1995 through 2002. The plaintiffs also alleged that certain defendants were unjustly enriched, that defendants wasted corporate assets, and that the officer defendants engaged in insider trading in violation of California law. The plaintiffs sought to recover unspecified money damages, disgorgement of profits and benefits, restitution, rescission of option contracts, imposition of a constructive trust over option contracts, and attorneys' fees and costs. On October 2, 2006, the Company moved to stay the California State Action in favor of the Federal Action. The individual defendants joined in that motion and demurred to the California State Action on the basis that the complaint failed to state a cause of action as to each of them. Following the stay of the Federal Action, the Company withdrew the Motion to Stay Proceedings and demurred to the complaint on the ground that the plaintiffs had not demonstrated that a pre-suit demand would have been futile. The individual defendants joined in that demurrer. Following a hearing on July 13, 2007, the Court sustained the Company's demurrer, and granted the plaintiffs leave to amend the complaint. The Court did not address the individual defendants' demurrer.

On August 13, 2007, the plaintiffs in the California State Action filed an amended complaint, asserting claims against the individual defendants for breach of fiduciary duty and aiding and abetting one another's alleged breaches of duty in connection with the grant of allegedly "spring-loaded" and "bullet-dodged" stock options during the period from 1995 through 2005. The amended complaint also alleged that the individual defendants were unjustly enriched, and engaged in insider trading in violation of the California Corporations Code, and that the director defendants wasted corporate assets. The amended complaint sought recovery from the individual defendants of unspecified damages, disgorgement of profits and benefits, restitution, rescission of option contracts and imposition of a constructive trust over executory option contracts, in addition to attorneys' fees and costs. On September 12, 2007, the Company filed a demurrer to the amended complaint on the ground that the plaintiffs had failed to make a pre-suit demand or to demonstrate that demand would have been futile. The individual defendants filed a demurrer to the amended complaint on the grounds that it failed to state a cause of action as to each of them. The parties stipulated to stay the California State Action pending the outcome of the hearing on the defendants' motion to dismiss the Delaware Action. After the Delaware Chancery Court denied that motion, on May 5, 2008 the individual defendants renewed their motion to stay the California State Action; Linear joined in that motion. That same day, the plaintiffs filed a cross-motion to coordinate discovery in the California State Action and the Delaware Action. The individual defendants opposed that motion, and Linear joined in their opposition.

In an order dated June 18, 2008, following a hearing held on June 13, 2008, the Superior Court granted the individual defendants' motion to stay the California State Action, and rejected, at least in part, the plaintiffs' cross-motion to coordinate discovery. The Court denied the plaintiffs' request to coordinate discovery in the Delaware Action, including their request to participate in depositions in that action. Nonetheless, the Superior Court ordered the defendants to supply the state plaintiffs with documents produced during discovery in the Delaware Action, including copies of any deposition transcripts. The Superior Court will continue to monitor the progress of the Delaware Action. Thereafter, Linear produced to the state plaintiffs those documents it had produced in the Delaware Action.

In the Delaware Action, filed on March 23, 2007, the plaintiff alleged that the defendant directors breached their duty by granting "spring-loaded" and "bullet-dodged" stock options to certain of the Company's officers and directors during the period from 1996 through 2005. The plaintiff also asserted claims for unjust enrichment against those defendants who received the challenged option grants. The plaintiff seeks to recover unspecified money

Note 9. Commitments and Contingencies (Continued)

damages, disgorgement of profits and benefits, restitution, rescission of certain defendants' option contracts, imposition of a constructive trust over the option contracts, and attorneys' fees and costs. The defendants moved to dismiss the Delaware Action on May 25, 2007. Rather than respond to the defendants' motions, the plaintiff filed an amended complaint on August 10, 2007, making substantially the same allegations as those in the original complaint. On September 19, 2007, the Company and the individual defendants filed a Motion to Dismiss the amended complaint on the grounds that the plaintiff had failed to make a pre-suit demand on the Board or to plead facts demonstrating that demand would have been futile, and that the amended complaint failed to state a claim against each of the individual defendants. The Court denied the defendants' motion to dismiss the amended complaint on March 7, 2008. Linear answered the amended complaint on April 7, 2008, and the parties have commenced discovery. No trial date has been set.

The Company has reviewed its historical option-granting practices and option grants with the assistance of outside counsel and an independent forensic accounting firm. The primary scope of the review covered the period from calendar year 1995 through 2006. Based on the findings of the review, the Company concluded that there was no need to restate any previously filed financial statements. The review found no evidence of fraud or misconduct of any kind in the Company's practices in granting of stock options, and as mentioned above, on October 1, 2007, the Company received notice from the SEC that its investigation concerning the Company's historical stock option grant practices had been completed and that no enforcement action was recommended.

During the quarter ended September 30, 2007, the Company received a Notice of Deficiency from the Internal Revenue Service ("IRS") related to export tax benefits the Company claimed as its extraterritorial income ("ETI") exclusion under the Internal Revenue Code. The IRS seeks to recover in full the Company's ETI benefit claimed on its tax returns for fiscal years from 2002 through 2006 totaling $56.5 million plus accrued interest. The Company disputes the proposed adjustments and intends to pursue the matter through applicable IRS and judicial procedures as appropriate. The matter has been docketed for litigation but is currently being considered by IRS Appeals. It is reasonably possible that this matter may be settled at IRS Appeals within the next twelve months and that the related unrecognized tax benefits for this tax position may change from those recorded as liabilities for uncertain tax positions in our financial statements. An acceptable settlement offer by IRS Appeals would most likely result in a decrease in unrecognized tax benefits and thus a favorable discrete tax benefit in the period of final settlement. If a favorable settlement is not reached at IRS Appeals, the matter would most likely proceed to litigation. However, based on the current status of this matter, it is not possible to estimate the effect of such changes, if any, to previously unrecognized tax benefits and there can be no assurance that the resolution of this matter will not have a material effect on the financial position and/or results of operations of future periods. There are no other matters that have been raised by the IRS related to their examination of fiscal years from 2002 through 2006 other than ETI.

During the first quarter of fiscal year 2009 a unanimous jury in the U.S. District Court for the District of Delaware found in favor of the Company on its claim against Monolithic Power Systems ("MPS") for infringement of two energy saving voltage regulator patents that have seen wide industry acceptance. In addition, the United States District Court for the District of Delaware issued judgment as a matter of law that MPS did not breach its October 1, 2005 Settlement and License Agreement with the Company. MPS plans to seek recovery of substantial attorney fees and costs from the Company, pursuant to a prevailing party attorneys fees provision in the Settlement and License Agreement. The Company will be appealing the decision with regard to the Settlement and License Agreement. A separate trial on the issue of enforceability of the patents has been ordered but not yet scheduled.

Note 10. Quarterly Information (Unaudited)

In thousands, except per share amounts Quarter Ended Fiscal Year 2008	June 29, 2008	March 30, 2008	December 30, 2007	September 30, 2007
Revenues	$307,080	$297,865	$288,720	$281,488
Gross profit	237,287	230,926	222,508	217,427
Net income	103,149	99,234	93,755	91,475
Basic earnings per share	0.47	0.45	0.42	0.41
Diluted earnings per share	0.46	0.44	0.41	0.40
Cash dividends per share	0.21	0.21	0.18	0.18
Stock price range per share:				
High	37.27	31.89	35.34	38.22
Low	30.58	26.54	29.65	33.95

In thousands, except per share amounts Quarter Ended Fiscal Year 2007	July 1, 2007	April 1, 2007	December 31, 2006	October 1, 2006
Revenues	$268,116	$254,992	$267,854	$292,116
Gross profit	206,778	198,457	208,541	227,789
Net income	95,724	98,550	105,012	112,389
Basic earnings per share	0.37	0.33	0.35	0.37
Diluted earnings per share	0.36	0.32	0.34	0.37
Cash dividends per share	0.18	0.18	0.15	0.15
Stock price range per share:				
High	38.74	34.46	33.80	34.24
Low	31.41	29.96	29.87	30.01

The stock activity in the above table is based on the high and low closing prices. These prices represent quotations between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions. The Company's common stock is traded on the NASDAQ Global market under the symbol LLTC.

At June 29, 2008, there were approximately 1,892 stockholders of record.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited the accompanying consolidated balance sheets of Linear Technology Corporation as of June 29, 2008 and July 1, 2007, and the related consolidated statements of income, stockholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended June 29, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linear Technology Corporation as of June 29, 2008 and July 1, 2007, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended June 29, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 and Note 8 to the consolidated financial statements, the Company changed its methods of accounting for uncertain tax positions and sabbatical leave as of July 2, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Linear Technology Corporation's internal control over financial reporting as of June 29, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
August 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited Linear Technology Corporation's internal control over financial reporting as of June 29, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Linear Technology Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material misstatement exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Linear Technology Corporation maintained, in all material respects, effective internal control over financial reporting as of June 29, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated balance sheets of Linear Technology Corporation as of June 29, 2008 and July 1, 2007, and the related consolidated statements of income, stockholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended June 29, 2008 and our report dated August 25, 2008 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

San Jose, California
August 25, 2008

2. Schedules

VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions[1]	Balance at End of Period
Allowance for doubtful accounts:				
Year ended July 2, 2006	$1,713	$300	$205	$1,808
Year ended July 1, 2007	$1,808	$ —	$ 33	$1,775
Year ended June 29, 2008	$1,775	$ —	$ 23	$1,752

[1]Write-offs of doubtful accounts.

Schedules other than the schedule listed above have been omitted since they are either not required or the information is included elsewhere.

3. Exhibits

The Exhibits which are filed with this report or which are incorporated by reference herein are set forth in the Exhibit Index.

(c) Exhibit Index

3.1 Certificate of Incorporation of Registrant. (9)

3.4 Amended and Restated Bylaws of Registrant. (13)

4.1 Indenture dated April 24, 2007 with U.S. Bank National Association as Trustee and Cede & Co. as nominee for The Depository Trust Corporation for 3.00% Convertible Senior Notes due May 1, 2027. (16)

4.2 Indenture dated April 24, 2007 with U.S. Bank National Association as Trustee and Cede & Co. as nominee for The Depository Trust Corporation for 3.125% Convertible Senior Notes Due May 1, 2027. (16)

10.1 1981 Incentive Stock Option Plan, as amended, and form of Stock Option Agreements, as amended (including Restricted Stock Purchase Agreement).(*)(3)

10.11 Agreement to Build and Lease dated January 8, 1986 between Callahan-Pentz Properties, McCarthy Six and the Registrant.(1)

10.25 1986 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement.(*)(2)

10.35 1988 Stock Option Plan, as amended, form of Incentive Stock Option Agreement, as amended, and form of Non-statutory Stock Option Agreement, as amended.(*)(6)

10.36 Form of Indemnification Agreement. (9)

10.45 Land lease dated March 30, 1993 between the Registrant and the Singapore Housing and Development Board.(4)

10.46 Land lease dated November 20, 1993 between the Registrant and the Penang Development Corporation. (5)

10.47 1996 Incentive Stock Option Plan and form of Nonstatutory Stock Option Agreement.(*) (7)

10.48 1996 Senior Executive Bonus Plan, as amended July 25, 2000. (*) (8)

10.49 2001 Nonstatutory Stock Option Plan, as amended July 23, 2002, and form of Stock Option Agreement. (*)(11)

10.50 Amended and Restated Employment Agreement between Registrant and Robert H. Swanson, Jr. Dated October 18, 2005. (*) (14)

10.51 Employment Agreement dated January 15, 2002 between the Registrant and Paul Coghlan. (*) (10)

10.52 Employment Agreement dated January 15, 2002 between the Registrant and Robert C. Dobkin. (*) (10)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited Linear Technology Corporation's internal control over financial reporting as of June 29, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Linear Technology Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material misstatement exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Linear Technology Corporation maintained, in all material respects, effective internal control over financial reporting as of June 29, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated balance sheets of Linear Technology Corporation as of June 29, 2008 and July 1, 2007, and the related consolidated statements of income, stockholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended June 29, 2008 and our report dated August 25, 2008 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

San Jose, California
August 25, 2008

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. For purposes of this section, the term *disclosure controls and procedures* means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a *et seq.*) is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company's management evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures for the quarter ended June 29, 2008. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information it is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

The management of Linear Technology is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

The Company's management assessed the effectiveness of its internal control over financial reporting as of June 29, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework. Based on its assessment management believes that, as of June 29, 2008, the Company's internal control over financial reporting is effective based on the COSO criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of June 29, 2008 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls Over Financial Reporting

There was no change in the Company's internal controls over financial reporting that occurred during the fourth quarter of fiscal year 2008 that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item for the Company's directors is incorporated herein by reference to the 2008 Proxy Statement, under the caption "Proposal One — Election of Directors," and for the executive officers of the Company, the information is included in Part I hereof under the caption "Executive Officers of the Registrant." The information required by this item with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the 2008 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company had adopted a Code of Business Conduct and Ethics that applies to all of its employees, including its Chief Executive Officer, Chief Financial Officer, and its principal accounting officers. The Company's Code of Business Conduct and Ethics is posted on its website at http://www.linear.com/. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics by posting such information on its website, at the address specified above.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the 2008 Proxy Statement, under the section titled "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the 2008 Proxy Statement, under the section titled "Beneficial Security Ownership of Directors, Executive Officers and Certain Other Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference to the 2008 Proxy Statement, under the section titled "Fees Paid To Ernst & Young."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following consolidated financial statements are included in Item 8:

Consolidated Statements of Income for each of the three years in the period ended June 29, 2008
Consolidated Balance Sheets as of June 29, 2008 and July 1, 2007
Consolidated Statements of Cash Flows for each of the three years in the period ended June 29, 2008
Consolidated Statements of Stockholders' (Deficit) Equity for each of the three years in the period ended June 29, 2008
Report of Independent Registered Public Accounting Firm

2. Schedules

VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions[1]	Balance at End of Period
Allowance for doubtful accounts:				
Year ended July 2, 2006	$1,713	$300	$205	$1,808
Year ended July 1, 2007	$1,808	$ —	$ 33	$1,775
Year ended June 29, 2008	$1,775	$ —	$ 23	$1,752

[1]Write-offs of doubtful accounts.

Schedules other than the schedule listed above have been omitted since they are either not required or the information is included elsewhere.

3. Exhibits

The Exhibits which are filed with this report or which are incorporated by reference herein are set forth in the Exhibit Index.

(c) Exhibit Index

3.1 Certificate of Incorporation of Registrant. (9)

3.4 Amended and Restated Bylaws of Registrant. (13)

4.1 Indenture dated April 24, 2007 with U.S. Bank National Association as Trustee and Cede & Co. as nominee for The Depository Trust Corporation for 3.00% Convertible Senior Notes due May 1, 2027. (16)

4.2 Indenture dated April 24, 2007 with U.S. Bank National Association as Trustee and Cede & Co. as nominee for The Depository Trust Corporation for 3.125% Convertible Senior Notes Due May 1, 2027. (16)

10.1 1981 Incentive Stock Option Plan, as amended, and form of Stock Option Agreements, as amended (including Restricted Stock Purchase Agreement).(*)(3)

10.11 Agreement to Build and Lease dated January 8, 1986 between Callahan-Pentz Properties, McCarthy Six and the Registrant.(1)

10.25 1986 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement.(*)(2)

10.35 1988 Stock Option Plan, as amended, form of Incentive Stock Option Agreement, as amended, and form of Non-statutory Stock Option Agreement, as amended.(*)(6)

10.36 Form of Indemnification Agreement. (9)

10.45 Land lease dated March 30, 1993 between the Registrant and the Singapore Housing and Development Board.(4)

10.46 Land lease dated November 20, 1993 between the Registrant and the Penang Development Corporation. (5)

10.47 1996 Incentive Stock Option Plan and form of Nonstatutory Stock Option Agreement.(*) (7)

10.48 1996 Senior Executive Bonus Plan, as amended July 25, 2000. (*) (8)

10.49 2001 Nonstatutory Stock Option Plan, as amended July 23, 2002, and form of Stock Option Agreement. (*)(11)

10.50 Amended and Restated Employment Agreement between Registrant and Robert H. Swanson, Jr. Dated October 18, 2005. (*) (14)

10.51 Employment Agreement dated January 15, 2002 between the Registrant and Paul Coghlan. (*) (10)

10.52 Employment Agreement dated January 15, 2002 between the Registrant and Robert C. Dobkin. (*) (10)

10.53 2005 Equity Incentive Plan, form of Stock Option Agreement, form of Restricted Stock Agreement, and form of Restricted Stock Unit Agreement. (*) (15)

10.54 2005 Employee Stock Purchase Plan and enrollment form. (*) (12)

10.55 Registration Rights Agreement dated April 24, 2007 for 3.00% Convertible Senior Notes Due May 1, 2027. (16)

10.56 Registration Rights Agreement dated April 24, 2007 for 3.125% Convertible Senior Notes Due May 1, 2027. (16)

21.1 Subsidiaries of Registrant.

23.1 Consent of Independent Registered Public Accounting Firm.

24.1 Power of Attorney.

31.1 Certification of Chief Executive Officer.

31.2 Certification of Chief Financial Officer.

32.1 Certification of Lothar Maier and Paul Coghlan Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

(*) The item listed is a compensatory plan of the Company.

(1) Incorporated by reference to identically numbered exhibits filed in response to Item 16(a), "Exhibits" of the Registrant's Registration Statement on Form S-1 and Amendment No. 1 and Amendment No. 2 thereto (File No. 33-4766), which became effective on May 28, 1986.

(2) Incorporated by reference to identically numbered exhibit filed in response to Item 6, "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 1997.

(3) Incorporated by reference to identically numbered exhibit filed in response to Item 6. "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 30, 1990.

(4) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits" of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 27, 1993.

(5) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits" of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 3, 1994.

(6) Incorporated by reference to identically numbered exhibit filed in response to Item 6, "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 1994.

(7) Incorporated by reference to Exhibits 4.1 and 4.2 of the Registrant's Registration Statement on Form S-8 filed with the Commission on July 30, 1999.

(8) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits" of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 2, 2000.

(9) Incorporated by reference to identically numbered exhibit filed in response Item14(a)(3) "Exhibits" of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 1, 2001.

(10) Incorporated by reference to identically numbered exhibit filed in response to Item 6 "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(11) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits" of the Registrants's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

(12) Incorporated by reference to the Registrant's Statement on Form S-8 filed with the Securities and Exchange Commission on September 30, 2005.

(13) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2006.

(14) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2005.

(15) Incorporated by reference to identically numbered exhibit filed in response to Item 6 "Exhibits" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005.

(16) Incorporated by reference to identically numbered exhibit filed in response to Item 6 "Exhibits" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 2007.

Exhibit 24.1

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

LINEAR TECHNOLOGY CORPORATION
(Registrant)

By: /s/ Lothar Maier
Lothar Maier
Chief Executive Officer
August 25, 2008

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Lothar Maier and Paul Coghlan, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Lothar Maier
Lothar Maier
Chief Executive Officer
(Principal Executive Officer)
August 25, 2008

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
August 25, 2008

/s/ Robert H. Swanson, Jr.
Robert H. Swanson, Jr.
Executive Chairman of the Board
August 25, 2008

/s/ Thomas S. Volpe
Thomas S. Volpe
Director
August 25, 2008

/s/ David S. Lee
David S. Lee
Director
August 25, 2008

/s/ Richard M. Moley
Richard M. Moley
Director
August 25, 2008

CORPORATE INFORMATION

BOARD OF DIRECTORS

Robert H. Swanson, Jr.
Director since 1981
Executive Chairman
Co-founder and Chief Executive Officer from 1981 to January 2005
Linear Technology Corporation

Lothar Maier
Director since 2005
Chief Executive Officer since January 2005
Linear Technology Corporation

David S. Lee [1][2]
Director since 1988
Chairman and Chief Executive Officer
eOn Communication Corp.

Richard M. Moley [1][2]
Director since 1994
Former President and Chief Executive Officer
StrataCom, Inc.

Thomas S. Volpe [1][2]
Chairman of Audit Committee
Director since 1984
Chief Executive Officer
Dubai Group LLC

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company N.A.
PO Box 43078
Providence, Rhode Island 02940-3078

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
San Jose, California

LEGAL COUNSEL

Wilson, Sonsini, Goodrich & Rosati
Professional Corporation

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:

Paul Coghlan
Vice President, Finance and CFO
Linear Technology Corporation
1630 McCarthy Blvd.
Milpitas, California 95035-7417

OFFICERS

Robert H. Swanson, Jr.
Executive Chairman

Lothar Maier
Chief Executive Officer

Paul V. Chantalat
Vice President, Quality and Reliability

Paul Coghlan
Vice President, Finance, Chief Financial Officer, and Secretary

Robert C. Dobkin
Vice President, Engineering and Chief Technical Officer

Alexander R. McCann
Vice President and Chief Operating Officer

Richard E. Nickson
Vice President, North American Sales

Donald E. Paulus
Vice President, Power Management Products

Steve Pietkiewicz
Vice President, Power Management Products

David A. Quarles
Vice President, International Sales

Robert L. Reay
Vice President, Mixed Signal Products

Erik M. Soule
Vice President, Signal Conditioning Products

Linear Technology Corporation (Nasdaq: LLTC), a member of the S&P 500, designs, manufactures and markets a broad line of high performance analog integrated circuits for major communications, computer and industrial companies worldwide. Linear (or analog) circuits provide an essential bridge between our analog world and the digital microelectronics used in consumer products, wireless communications, networking products, computers, medical electronics, industrial instrumentation, factory automation, and automotive electronics. Linear Technology provides customers with high performance amplifiers, comparators, voltage references, monolithic filters, linear regulators, DC/DC converters, battery chargers, data converters, communications interface circuits, RF signal conditioning circuits, μModule products, and many other analog functions.

The Company markets over 7,500 products to more than 15,000 original equipment manufacturers. These products compete in the marketplace based on their performance, functional value, quality and reliability. Linear Technology products are produced using state-of-the-art silicon gate CMOS, BiCMOS, Complementary Bipolar, High Voltage and RF wafer fabrication process technologies.

Linear Technology, headquartered in Milpitas, California, employs 4,200 people worldwide and has technical sales and support locations throughout North America, Europe and Asia. In addition to manufacturing, assembly and test facilities in California, Washington, Singapore and Malaysia, the Company has twelve design centers in Arizona, California (3), Colorado, Vermont, Massachusetts, New Hampshire, North Carolina, Texas, Singapore, and Munich, Germany.

[1] Member of the Compensation Committee
[2] Member of the Audit Committee

LINEAR TECHNOLOGY 1630 McCarthy Blvd. Milpitas, CA 95035 (408) 432-1900 www.linear.com


Mixed Sources
END